As filed with the Securities and Exchange Commission on June 1, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER
THE SECURITIES EXCHANGE ACT OF 1934
_______________________________

AURIZON MINES LTD.
(Name of Subject Company)

(Translation of Subject Company's name into English (if applicable))

British Columbia, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

NORTHGATE MINERALS CORPORATION
(Bidder)

Common Shares, without par value
(Title of Class of Securities)

2064413
(CUSIP Number of Class of Securities (if applicable))

Kenneth G. Stowe
President and Chief Executive Officer
815 Hornby Street, Suite 406
Vancouver, British Columbia
Canada V6Z 2E6
(604) 681-4004

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

Copies to:

Steven M. Kaufman
John Sabine	Joseph G. Connolly, Jr.
Fraser Milner Casgrain LLP	Joseph E. Gilligan
1 First Canadian Place, 39th Floor	Hogan & Hartson L.L.P.
100 King Street West	Columbia Square
Toronto, Ontario M5X 1B2	555 Thirteenth Street, N.W.
Washington, DC 20004-1109

June 1, 2006
(Date tender offer first published, sent or given to securityholders)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
US$439,772,153	US$47,060(1)

(1) Pursuant to General Instruction II.C(1) to Schedule 14D-1F, the amount of the Filing Fee has been calculated based on the market value of the outstanding common shares of Aurizon Mines Ltd. ("Aurizon") as of May 30, 2006 of Cdn.$484,044,517 (US$439,772,153). Such value is calculated based upon (a) 147,574,548, which is the number of outstanding common shares of Aurizon on a fully diluted basis on March 31, 2006, as publicly disclosed by Aurizon, and (b) Cdn.$3.28 (US$2.98), which is the market value per share of Aurizon common shares (based upon the average of the high and low prices reported for such common shares on the Toronto Stock Exchange as of May 30, 2006). For purposes of this calculation, the noon rate of exchange as reported by the Bank of Canada for one U.S. dollar expressed in Canadian dollars on May 30, 2006 is $1.0996.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$47,060	Registration No: 333-134643
Filing Party: Northgate Minerals Corporation	Date Filed: June 1, 2006
Form: Form F-8

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

Offer and Circular dated as of June 1, 2006, including the Letter of Transmittal and Notice of Guaranteed Delivery.

Item 2. Informational Legends.

See pages (i) and (ii) of the Offer and Circular dated as of June 1, 2006.

Dear Aurizon Shareholder:

We are pleased to present you with our Offer to purchase all of the outstanding common shares of Aurizon Mines Limited, which includes common shares that may become outstanding after the date of the Offer but before the expiry time of the Offer upon conversion, exchange or exercise of options or other securities of Aurizon that are convertible or exchangeable or exercisable for common shares, together with the associated rights issued under the Shareholder Rights Plan of Aurizon. Under the terms of our Offer, you will receive 0.741 shares of Northgate Minerals Corporation for each Aurizon share tendered. This Offer represents a 30.5% premium to the closing price of Aurizon shares on May 19, 2006, the last trading day on the TSX before we announced our intention to make this Offer. This Offer is open for acceptance until 8:00 p.m. (Toronto time) on July 7, 2006.

Northgate is making this Offer directly to you, the Aurizon shareholder, as your management declined to have meaningful discussions with us when we approached them in October of 2005 to pursue a friendly transaction. We feel that the strategic rationale for combining the two companies is compelling as the merged company will provide the following benefits to shareholders:

Half a million ounces of low cost production. The combined entity will have half a million ounces of annual gold production and will be one of the lowest cost mid-tier gold producers in the industry. Based on estimates published by Aurizon, the merged company will have an average net cash cost of production of approximately $141 per ounce during 2007 based on a copper price of $1.75 per pound (currently the copper price on the London Metal Exchange is in excess of $3.00 per pound). The increased size of the new entity will benefit Aurizon shareholders through increased market liquidity and increased institutional shareholder participation. Northgate and Aurizon shareholders will both benefit through the potential for an increased valuation and further opportunities for acquisitions within a rapidly consolidating gold mining sector.

1

Experienced management team. We have an excellent track record of managing our Kemess Mine in northern British Columbia with production targets being achieved year after year. We will bring this management expertise to bear on your Casa Berardi property as it enters its start up period.

Outstanding Cash Flow. In the first quarter of 2006, we were the number one mid-tier gold mining company in terms of what really counts CASH FLOW FROM OPERATIONS. This will continue and give the merged company sufficient capital to cover future capital spending needs.

Reserves and Resources: The merged company will have 6.7 million ounces of proven and probable gold reserves, 3.9 million ounces of measured and indicated resources and 2.2 million ounces of Inferred Resources based on publicly available information on the Casa Berardi property.

Pipeline of complementary development projects. Northgate’s initial diamond drill results at Young-Davidson confirm that there is an excellent chance of this property becoming a mine once again. With the close proximity between Casa Berardi and Young-Davidson, there will be human resource synergies experienced by the merged company. In addition, Northgate’s Kemess North development project is currently in the permitting stage. If permits are received by mid-2007, Kemess North could be in production as early as 2009. This is a very low cost option on a multi-million ounce gold and copper reserve that will operate for many years to come.

Low Political Risk. As all of the assets of the merged company will be based in Canada, you will not be changing your political risk profile.

Our Offer represents significant value to Aurizon’s shareholders – it provides you with a substantial premium to the Aurizon share price prior to the announcement of our intention to make this Offer. This merger is a win for both Northgate and Aurizon shareholders!

If you wish to learn more about Northgate, please visit our website at www.northgateminerals.com. Please review the enclosed documents carefully and if you have questions contact Kingsdale Shareholder Services Inc. toll-free in North America (1-866-289-9929) or call collect outside North America (+1-416-867-2272).

Sincerely yours,

Northgate Minerals Corporation

(signed) Ken Stowe
President and CEO

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, trust company manager, accountant, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the securities that are subject to this Offer and it is an offence to claim otherwise.

This Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

June 1, 2006

and its wholly-owned subsidiary Northgate Acquisition ULC

OFFER TO PURCHASE

all of the outstanding common shares of

AURIZON MINES LTD.

on the basis of

0.741 of a common share of Northgate Minerals Corporation

for each common share of Aurizon Mines Ltd.

Northgate Minerals Corporation (“Northgate”) and its wholly-owned subsidiary Northgate Acquisition ULC (“Subco” and together with Northgate, the “Offerors”) hereby offer (the “Offer”) to purchase, on and subject to the terms and conditions of the Offer, all of the outstanding common shares of Aurizon Mines Ltd. (“Aurizon”), which includes common shares that may become outstanding after the date of the Offer but before the expiry time of the Offer upon conversion, exchange or exercise of options or other securities of Aurizon that are convertible into or exchangeable or exercisable for common shares, together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Aurizon described under “Shareholder Rights Plan” in the accompanying Circular (collectively, the “Shares”).

The Offer will be open for acceptance until 8:00 p.m. (Toronto time) on July 7, 2006, unless the Offer is extended or withdrawn (the “Expiry Time”).

The Offer is subject to certain conditions which are described under “Conditions of the Offer” in Section 4 of the Offer including, without limitation, there having been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Shares which constitutes at least 75% of the Shares outstanding calculated on a fully diluted basis. Subject to applicable Law (as defined in the enclosed Offer), the Offerors reserve the right to withdraw the Offer and to not take up and pay for any Shares deposited to the Offer unless each of the conditions of the Offer is satisfied or waived by the Offerors at or before the Expiry Time.

The Dealer Manager for the Offer is:

In Canada	In the United States
TD Securities Inc.	TD Securities (USA) LLC

The common shares of Northgate (the “Northgate Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) under the stock symbol “NGX” and the American Stock Exchange (“AMEX”) under the stock symbol “NXG”. The Aurizon Shares are also listed on the TSX under the stock symbol “ARZ” and the AMEX under the stock symbol “AZK”.

BASED ON THE VOLUME WEIGHTED AVERAGE CLOSING PRICE OF THE SHARES AND THE NORTHGATE COMMON SHARES ON THE TSX AND THE AMEX FOR THE 10 TRADING DAYS ENDED MAY 19, 2006 AND MAY 22, 2006, BEING THE LAST TRADING DAY ON THE TSX AND THE AMEX, RESPECTIVELY BEFORE ANNOUNCEMENT OF THE OFFER, EACH SHARE IS VALUED AT CDN.$2.57 AND $2.25, RESPECTIVELY, AND EACH NORTHGATE COMMON SHARE IS VALUED AT CDN.$4.52 AND $4.00, RESPECTIVELY. BASED ON THESE SHARE PRICES, THE OFFER REPRESENTS A PREMIUM OF 30.5% AND 31.7% OVER THE VALUE OF THE SHARES FOR THAT PERIOD ON THE TSX AND THE AMEX, RESPECTIVELY.

On May 19, 2006 and May 22, 2006, being the last trading day on the TSX and the AMEX, respectively prior to the Offerors' announcement of their intention to make the Offer, the closing price of the Shares on the TSX and on the AMEX was Cdn.$2.30 and $2.10, respectively and the closing price of the Northgate Common Shares on the TSX and on the AMEX was Cdn.$4.05 and $3.68, respectively. Based on these share prices, the Offer represents a premium of 30.5% and 29.9% over the value of the Shares for those days on the TSX and the AMEX, respectively.

For a discussion of risks and uncertainties to consider in assessing the Offer, see “Business Combination Risks” in Section 7 of the Circular and the risks described in Northgate's Form 40-F/Annual Information Form dated March 31, 2006, which is incorporated by reference in the Offer and Circular.

Shareholders who wish to accept the Offer must properly complete and execute the accompanying letter of transmittal (the “Letter of Transmittal”) (printed on yellow paper) or a manually signed facsimile thereof and deposit it, together with certificates representing their Shares and all other required documents, with Computershare Investor Services Inc. (the “Depositary”), at any of the offices set out in the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (1) accept the Offer in the United States by following the procedures for book-entry transfer of Shares described under “Manner of Acceptance — Acceptance by Book-Entry Transfer in the United States” in Section 3 of the Offer; or (2) accept the Offer where the certificates representing the Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary before the Expiry Time, by following the procedures for guaranteed delivery described under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offer using the accompanying notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) (printed on pink paper) or a facsimile thereof. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer.

Questions and requests for assistance may be directed to the Dealer Manager, the Depositary, or the Information Agent for the Offer. Additional copies of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Dealer Manager or the Depositary, at their respective addresses shown on the last page of this document.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offerors may, in their sole discretion, take such action as they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain information included herein, including any information as to Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute “forward-looking statements”. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements including but not limited to the price of gold, the timing and amount of estimated future production, costs of production, capital expenditures, reserve determination, costs and timing of the development of new deposits, Northgate's hedging practices, permitting time lines, and the timing and possible outcome of pending litigation are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Offerors caution the readers that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Northgate to be materially different from Northgate's estimated future results, performance or achievements expressed or implied by those forward looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: sensitivity to metal prices, foreign exchange rates and interest rates, sufficiency of cash flows, cash costs of gold production, uncertainty of ore reserves and mineral resources, reserve estimates, mining risks and insurance, title matters, income tax, costs of exploration and development programs, laws and regulations and competition, scarcity of mineral lands and litigation, as well as those factors discussed in greater detail in Northgate's current Form 40-F/Annual Information Form on file with the Canadian provincial securities regulatory authorities and US Securities and Exchange Commission. Material factors or assumptions that were applied in drawing a conclusion or making estimates set out in forward-looking statements herein, include Northgate's 2005 reserve and resource price and foreign exchange rate assumptions described in Northgate's Form 40-F/Annual Information Form; the gold price, operating cost and foreign exchange rate assumptions contained in Aurizon's 43-101 Technical Report on Casa Berardi; prices for copper of U.S.$2.60 per pound in 2006 and U.S.$1.75 per pound in 2007; Canadian$/U.S.$ foreign exchange rates of 1.12 in 2006 and 1.18 in 2007; and a gold price of US$600 per ounce in 2006. Northgate cautions that this list of factors is not exhaustive.

The following factors, among others, related to the business combination of the Offerors and Aurizon could cause actual results to differ materially from the forward-looking statements: the Northgate Common Shares issued in connection with the Offer may have a market value lower than expected; the businesses of Northgate and Aurizon may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefit from the Northgate and Aurizon transaction may not be fully realized or not realized within the expected time frame. See “Strategic Rationale” in Section 4 of the Circular, “Purpose of the Offer” in Section 5 of the Circular, “Plans for Aurizon” in Section 6 of the Circular and “Business Combination Risks” in Section 7 of the Circular. These factors are not intended to represent a complete list of the factors that could affect Northgate and the combination of Northgate and Aurizon. Additional factors are noted elsewhere in the Offer and Circular and in documents incorporated by reference in the Offer and Circular.  The Offerors disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Northgate presents its financial statements in U.S. dollars and its financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

The Offer is made for the securities of a Canadian issuer and by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. The financial statements included and incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and, thus, may not be comparable to financial statements of United States companies.

(i)

Shareholders in the United States should be aware that the disposition of Shares and the acquisition of Northgate Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Shareholders are encouraged to consult their tax advisors. See “Canadian Federal Income Tax Considerations” in Section 22 of the Circular and “United States Federal Income Tax Considerations” in Section 23 of the Circular.

The enforcement by Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Northgate is incorporated under the laws of the Province of British Columbia, Canada and Subco is incorporated under the laws of the Province of Alberta, Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named herein may be residents of a foreign country and that all or a substantial portion of the assets of the Offerors and said persons may be located outside the United States.

THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NOTICE TO HOLDERS OF OPTIONS AND CONVERTIBLE SECURITIES

The Offer is made only for Shares and is not made for any stock options, securities convertible into Shares or other rights to acquire Shares (other than SRP Rights). Any holder of such options, convertible securities or other rights to acquire Shares who wishes to accept the Offer should, to the extent permitted by the terms of the security and applicable Law, exercise the options, convert the convertible securities or otherwise exercise such rights in order to obtain certificates representing Shares and deposit those Shares pursuant to the Offer. Any such exercise or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such options, convertible securities or other rights to acquire Shares will have certificates representing the Shares received on such exercise or conversion available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offer. If a holder of options does not exercise such options before the Expiry Time, such options will remain outstanding in accordance with their terms and conditions, including with respect to term to expiry, vesting and exercise prices, except that, to the extent permitted, after completion of a Subsequent Acquisition Transaction an option to acquire Shares will become an option or right to acquire a number of Northgate Common Shares, and/or in some cases to receive a cash payment, as determined in accordance with the terms of the option. If a holder of convertible securities does not convert such convertible securities before the Expiry Time, such convertible securities will remain outstanding in accordance with their terms and conditions, including with respect to maturity, except that, to the extent permitted, after completion of a Subsequent Acquisition Transaction, a convertible security may become convertible into a number of Northgate Common Shares to be determined in accordance with the terms of the convertible securities. The tax consequences to holders of options or convertible securities of exercising their options or converting their convertible securities are not described in “Canadian Federal Income Tax Considerations” in Section 22 of the Circular or “United States Federal Income Tax Considerations” in Section 23 of the Circular. Holders of options or convertible securities should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their options or to convert or not convert their convertible securities.

INFORMATION CONCERNING AURIZON

The information concerning Aurizon contained in the Offer and Circular has been taken from or is based upon publicly available documents or records of Aurizon on file with Canadian securities regulatory authorities and other public sources at the time of the Offer. Although the Offerors have no knowledge that would indicate that any statements contained herein relating to Aurizon taken from or based upon such documents and records are untrue or incomplete, neither the Offerors nor any of their respective officers or directors assume any responsibility for the accuracy or completeness of the information relating to Aurizon taken from or based upon such documents and records, or for any failure by Aurizon to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to the Offerors.

(ii)

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to “$”, “dollars” or “U.S.$” in this Offer and Circular refer to U.S. dollars. Northgate's financial statements included herein and incorporated by reference are reported in U.S. dollars and are prepared in accordance with Canadian GAAP. For a discussion of the principal differences between U.S. GAAP and Canadian GAAP in the context of Northgate, see Note 17 of Northgate's audited financial statements as at December 31, 2005.

EXCHANGE RATES

The following table sets forth, for the periods indicated, certain information with respect to the rate of exchange for one U.S. dollar expressed in Canadian dollars:

	Three
	Months
	Ended
	March 31,	Year Ended December 31
	2006	Cdn. $
		2005	2004	2003	2002
Average rate for period(1)	$1.1545	$1.2114	$1.3015	$1.4015	$1.5704
Rate at end of period(2)	$1.1680	$1.1610	$1.2119	$1.3283	$1.5593

(1)  Represents the period average of the noon rates as reported by the Bank of Canada.

(2)  Represents the noon rates as reported by the Bank of Canada on the last trading day of the period.

On May 19, 2006, and May 30, 2006 the noon rate of exchange as reported by the Bank of Canada for one U.S. dollar expressed in Canadian dollars was $1.1233 and $1.0996, respectively.

(iii)

(iv)

SUMMARY TERM SHEET

The following are some of the questions that you, as a Shareholder of Aurizon Mines Ltd., may have and the answers to those questions. This summary term sheet is not meant to be a substitute for the information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. The information contained in this summary term sheet is qualified in its entirety by the more detailed descriptions and explanations contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Therefore, we urge you to carefully read the entire Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery prior to making any decision regarding whether or not to tender your Shares. We have included cross-references in this summary term sheet to other sections of the Offer and Circular where you will find more complete descriptions of the topics mentioned in this summary term sheet. Unless otherwise defined herein, capitalized terms have the meanings assigned to them in the Definitions.

WHAT IS THE OFFER?

Northgate Minerals Corporation and Northgate Acquisition ULC are offering to purchase all the outstanding Shares of Aurizon on the basis of 0.741 of a Northgate Common Share for each Share.

See “The Offer” in Section 1 of the Offer.

WHO IS OFFERING TO PURCHASE MY SHARES?

Our names are Northgate Minerals Corporation (“Northgate”) and Northgate Acquisition ULC (“Subco”). Northgate is a corporation organized under the laws of the Province of British Columbia, Canada. Northgate is engaged in exploration, mine development and the mining and extraction of gold and copper in the Americas. Subco is an unlimited liability company formed under the laws of the Province of Alberta, Canada for the sole purpose of making the Offer, and is a wholly-owned subsidiary of Northgate.

See “Northgate and Subco” in Section 1 of the Circular.

WHAT ARE THE CLASSES OF SECURITIES SOUGHT IN THE OFFER?

We are offering to purchase all the outstanding common shares of Aurizon and the associated rights under Aurizon's shareholder rights plan. This includes Shares that may become outstanding after the date of this Offer, but before the expiration of the Offer, upon conversion, exchange or exercise of any options or other securities of Aurizon that are convertible into, or exchangeable or exercisable for Shares.

See “The Offer” in Section 1 of the Offer.

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

We are offering 0.741 of a Northgate Common Share in exchange for each Share held by you. The consideration offered of 0.741 of a Northgate Common Share was equivalent to a price of approximately Cdn.$3.00 and $2.73 for each Share based upon the closing price of Northgate Common Shares on the TSX and the AMEX, respectively on May 19, 2006 and May 22, 2006, which is the last trading day on each respective Listing Exchange prior to the date on which we announced our intention to make the Offer.

Based on the volume weighted average closing price of the Shares and the Northgate Common Shares on the TSX and the AMEX for the 10 trading days ended May 19, 2006 and May 22, 2006, being the last trading day on the TSX and the AMEX, respectively before announcement of the Offer, each Share is valued at Cdn.$2.57 and $2.25, respectively, and each Northgate Common Share is valued at Cdn.$4.52 and $4.00, respectively. Based on these share prices, the Offer represents a premium of 30.5% and 31.7% over the value of the Shares for that period on the TSX and the AMEX, respectively. For more information regarding the trading range of Aurizon's Shares, please see the section entitled “Certain Information Concerning Aurizon and its Shares – Price Range and Trading Volume of Shares” in Section 17 of the Circular.

See “The Offer” in Section 1 of the Offer.

WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

If you are the owner of record of your Shares and you tender your Shares in the Offer by depositing the Shares directly with the Depositary or you use the services of a member of the Soliciting Dealer Group to accept the Offer, you will not have to pay any brokerage or similar fees or commissions. However, if you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for that service. You should consult your broker or nominee to determine whether any charges will apply.

See “Other Matters Relating to the Offer” in Section 24 of the Circular.

WHY ARE YOU MAKING THIS OFFER?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Aurizon. If we complete the Offer but do not then own 100% of Aurizon, we intend to acquire any Shares not deposited to the Offer in a second-step transaction. It is expected that this transaction would take the form of a Subsequent Acquisition Transaction.

See “Purpose of the Offer” in Section 5 of the Circular and “Acquisition of Shares Not Deposited Pursuant to the Offer” in Section 21 of the Circular.

WHY ARE THERE TWO OFFERORS?

We are offering to purchase your Shares both through Northgate and through Subco. We are offering to purchase your Shares on this joint basis in order to obtain favourable Canadian tax treatment, both for us and for you. If you tender your Shares to Subco, our cost to acquire your Shares, from a Canadian tax perspective, will be equal to the fair market value of the Northgate Common Shares you receive in connection with the exchange. On the other hand, our cost to acquire the Shares, from a Canadian tax perspective, that you tender to Northgate generally will be equal to tax paid-up capital, which we expect will be significantly less than the fair market value of the Northgate Common Shares you receive in connection with the exchange. As a result, we would prefer that all of the Shares tendered in the Offer be tendered to Subco.

Some of the holders of Shares, whom we refer to as Eligible Holders, will be subject to Canadian tax in respect of any capital gain realized on the disposition of Shares under the Offer. An Eligible Holder may achieve a tax-deferred rollover for Canadian tax purposes, however, if the Eligible Holder tenders Shares directly to Northgate. Accordingly, we will permit Eligible Holders who wish to obtain a tax-deferred rollover for Canadian tax purposes to tender Shares to Northgate. An Eligible Holder choosing to tender Shares to Northgate will be required to certify, in the Letter of Acceptance and Transmittal, that the holder is an Eligible Holder. Holders of Shares who are not Eligible Holders and who elect to participate in the Offer will be required to tender Shares to Subco, because these holders will not obtain any additional benefit by tendering directly to Northgate. Please see the definition of “Eligible Holder” in the Offer and Circular and also please see the sections entitled “Canadian Federal Income Tax Considerations” in Section 22 of the Circular and “United States Federal Income Tax Considerations” in Section 23 of the Circular for additional information. We urge you to contact your tax and legal advisors if you have any questions regarding your tax status or if you have any questions concerning the effect of the Offer on your tax situation.

HOW WILL CANADIAN RESIDENTS BE TAXED FOR CANADIAN FEDERAL INCOME TAX PURPOSES?

Shareholders who are Eligible Holders are eligible to tender their Shares to Northgate for the purpose of achieving a tax-deferred rollover for Canadian federal income tax purposes. Other Shareholders who elect to participate in the Offer will be required to tender to Subco. The sale of Shares to Subco will be a taxable disposition for Canadian federal income tax purposes.

We urge you to read carefully the section entitled “Canadian Federal Income Tax Considerations” in Section 22 of the Circular and to consult your own tax advisor as to the particular consequences to you of the Offer.

HOW WILL U.S. TAXPAYERS BE TAXED FOR U.S. FEDERAL INCOME TAX PURPOSES?

If the Offer is consummated and, as intended, Aurizon amalgamates with Subco, the entire transaction is expected to qualify as a tax-deferred reorganization for United States federal income tax purposes.  In such case, generally, U.S. Holders (as defined under “United States Federal Income Tax Considerations” below) will not be subject to United States federal income tax on the receipt of Northgate Common Shares in exchange for Shares.  However, any U.S. Holder who receives any consideration other than the Northgate Common Shares may be subject to United States federal income tax.

If the Offer is consummated but, contrary to expectation, Aurizon does not amalgamate with Subco as a second-step of the transaction, the entire transaction is not expected to qualify as a tax-deferred reorganization for United States federal income tax purposes and the U.S. Holders will be subject to United States federal income tax on the receipt of Northgate Common Shares and/or any other consideration in exchange for Shares.

We urge you to read carefully “United States Federal Income Tax Considerations” in Section 23 of the Circular and to consult your own tax advisor as to the particular tax consequences to you of the Offer.

WHAT ARE THE MOST IMPORTANT CONDITIONS TO THE OFFER?

The Offer is subject to a number of conditions, including:

1.

Shareholders must validly tender and not withdraw before the expiration of the Offer a number of Shares that would represent at least 75% of the total number of outstanding Shares on a fully diluted basis.

2.

Aurizon's board of directors must waive our acquisition of Shares under the Offer as a triggering event under Aurizon's shareholder rights plan or we must be satisfied that such rights have been invalidated or are otherwise inapplicable to the Offer and any Subsequent Acquisition Transaction.

3.

The absence of any circumstances on or after May 19, 2006 leading to a Material Adverse Effect on Aurizon.

4.

All government or regulatory approvals, permits or consents or waiting or suspensory periods that are necessary or advisable to complete the Offer and any Subsequent Acquisition Transaction shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated.

The Offer is subject to certain other conditions as well. A more detailed discussion of the conditions to the consummation of the Offer can be found in “Conditions to the Offer” in Section 4 of the Offer.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER TO THE OFFER?

You have until the expiration date of the Offer to tender. The Offer is scheduled to expire at 8:00 p.m., Toronto time, on July 7, 2006, unless it is extended or withdrawn.

See “Time for Acceptance” in Section 2 of the Offer.

CAN YOU EXTEND THE OFFER?

We can elect, at any time, to extend the Offer. If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension in compliance with applicable Canadian and U.S. law.

See “Extension, Variation or Change in the Offer” in Section 5 of the Offer.

HOW DO I ACCEPT THE OFFER AND TENDER MY SHARES?

You can accept the Offer by delivering to the Depositary before the expiration of the Offer (1) the certificate(s) representing the Shares in respect of which the Offer is being accepted, (2) a Letter of Transmittal in the form accompanying the Offer and Circular properly completed and duly executed as required by the instructions set out in the Letter of Transmittal, and (3) all other documents required by the instructions set out in the Letter of Transmittal.

If you cannot deliver all of the necessary documents to the Depositary in time, you may be able to complete and deliver to the Depositary the enclosed Notice of Guaranteed Delivery, provided you are able to comply fully with its terms.

If you are a U.S. Shareholder, you may also accept the Offer pursuant to the procedures for book-entry transfer detailed in the Offer and Circular and have your Shares tendered by your nominee through The Depository Trust Company.

See “Manner of Acceptance” in Section 3 of the Offer.

IF I ACCEPT THE OFFER, WHEN WILL I BE PAID?

If the conditions of the Offer are satisfied or waived, and if we consummate the Offer and take up your Shares, you will receive payment for the Shares you tendered promptly and in any event no later than the earlier of the tenth day after the expiration of the Offer or three Business Days after the Shares are accepted.  Any Shares deposited to the Offer after the first date on which Shares have been taken up by the Offerors but before the Expiry Date will be taken up and paid for within ten days of such deposit. See “Take up of and Payment for Deposited Shares” in Section 6 of the Offer.

See “Take up of and Payment for Deposited Shares” in Section 6 of the Offer.

CAN I WITHDRAW MY PREVIOUSLY TENDERED SHARES?

You may withdraw all or a portion of your tendered Shares:

1.

at any time when your Shares have not been taken up by us;

2.

if your Shares have not been paid for by us within three Business Days after having been taken up; or

3.

up until the tenth day following the day we file a notice announcing that we have changed or varied our Offer unless, among other things, prior to filing the notice we had taken up your Shares or the change in our Offer consists solely of an increase in the consideration we are offering and the Offer is not extended for more than ten days.

See “Right to Withdraw Deposited Shares” in Section 7 of the Offer.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

To withdraw Shares that have been tendered, you must deliver a written notice of withdrawal, with the required information to the Depositary, with whom you originally deposited your Shares, while you still have the right to withdraw the Shares.

See “Right to Withdraw Deposited Shares” in Section 7 of the Offer.

WHAT DOES AURIZON'S BOARD OF DIRECTORS THINK OF THE OFFER?

On May 23, 2006 Aurizon issued a press release responding to Northgate's announcement of its intention to make the Offer.  Aurizon's Board of Directors appointed a special committee of its Board of Directors to review and evaluate the Offer.  Aurizon announced that it would not comment on the Offer or its content and would not speculate as to any future course of action until Aurizon had received the formal offer and completed its review.

IF I DO NOT TENDER BUT THE OFFER IS SUCCESSFUL, WHAT WILL HAPPEN TO MY SHARES?

If the conditions of the Offer are otherwise satisfied or waived and we take up and pay for the Shares validly deposited pursuant to the Offer, we intend to acquire any Shares not deposited to the Offer by a Subsequent Acquisition Transaction on the same terms as such Shares were acquired under the Offer.

See “Purpose of the Offer” in Section 5 of the Circular and “Acquisition of Shares Not Deposited Pursuant to the Offer” in Section 21 of the Circular.

FOLLOWING THE OFFER, WILL AURIZON CONTINUE AS A PUBLIC COMPANY?

Depending upon the number of Shares purchased pursuant to the Offer, it is possible the Shares will fail to meet the criteria for continued listing on the TSX and/or the AMEX. If this were to happen, the Shares could be delisted on one or more of these exchanges and this could, in turn, adversely affect the market or result in a lack of an established market for the Shares.

If we acquire 100% of the Shares, it is our intention to apply to delist the Shares from the exchanges listed above as soon as practicable thereafter.  In addition, Aurizon may cease to be required to comply with the rules of the Canadian securities regulatory authorities and the SEC rules governing publicly held companies.

See “Effect of the Offer on the Market for Shares; Stock Exchange Listing and Public Disclosure” in Section 18 of the Circular.

WILL I HAVE THE RIGHT TO HAVE MY SHARES APPRAISED?

The completion of a Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting Shareholders for their Shares.

See “Acquisition of Shares Not Deposited Pursuant to the Offer” in Section 21 of the Circular.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

On May 19, 2006 and May 22, 2006, being the last trading day on the TSX and the AMEX, respectively prior to the date on which we announced our intention to make the Offer, the closing price of the Shares on the TSX  and the AMEX was Cdn.$2.30 and $2.10, respectively. We urge you to obtain a recent quotation for the Shares before deciding whether or not to tender your Shares.

See “Certain Information Concerning Northgate and its Shares — Price Range and Trading Volumes of the Northgate Common Shares” in Section 9 of the Circular.

WHOM CAN I CALL WITH QUESTIONS?

You may contact TD Securities Inc., who is acting as Dealer Manager in Canada, or TD Securities (USA) LLC, who is acting as Dealer Manager in the United States, at their respective telephone numbers and locations set out on the back page of this Offer and Circular.  Kingsdale Shareholder Services Inc. is acting as the Information Agent and Computershare Investor Services Inc. is acting as Depositary.

SUMMARY OF THE OFFER

The following is a summary only and is qualified by the detailed provisions contained in the Offer and the Circular. Shareholders are urged to read the Offer and the Circular in their entirety. Capitalized terms used in this summary, where not otherwise defined herein, are defined in the Section entitled “Definitions”.

The Offer

The Offerors hereby offer to purchase, on and subject to the terms and conditions of the Offer, all of the outstanding Shares, which includes Shares that may become outstanding after the date of the Offer but before the Expiry Time upon conversion, exchange or exercise of any options or other securities of Aurizon that are convertible into or exchangeable or exercisable for Shares, on the basis of 0.741 of a Northgate Common Share for each Share.

Based on the volume-weighted average closing price of the Shares and the Northgate Common Shares on the TSX and the AMEX for the 10 trading days ended May 19, 2006 and May 22, 2006, being the last trading day on the TSX and the AMEX, respectively before the announcement of the Offer, each Share is valued at Cdn.$2.57 and $2.25 respectively and each Northgate Common Share is valued at Cdn.$4.52 and $4.00, respectively.  Based on these share prices, the Offer represents a premium of 30.5% and 31.7% over the value of the Shares for that period on the TSX and the AMEX, respectively.

On May 19, 2006 and May 22, 2006, being the last trading day on the TSX and the AMEX, respectively prior to the Offerors' announcement of their intention to make the Offer, the closing price of the Shares on the TSX and on the AMEX was Cdn.$2.30 and $2.10, respectively and the closing price of the Northgate Common Shares on the TSX and on the AMEX was Cdn.$4.05 and $3.68, respectively. Based on these share prices, the Offer represents a premium of 30.5% and 29.9% over the value of the Shares for those days on the TSX and the AMEX, respectively.

The Offer is made only for Shares and is not made for any stock options, securities convertible into Shares or other rights to acquire Shares (other than SRP Rights). Any holder of such options, convertible securities or other rights to acquire Shares who wishes to accept the Offer should, to the extent permitted by the terms of the security and applicable Law, exercise the options, convert the convertible securities or otherwise exercise such rights in order to obtain certificates representing Shares and deposit those Shares pursuant to the Offer.  See “Notice to Holders of Options and Convertible Securities” on page (ii).

No fractional Northgate Common Shares will be issued pursuant to the Offer. In the case where a Shareholder tenders his/her Shares under the Offer and the number of Northgate Common Shares to be issued to such Shareholder would result in a fraction of a Northgate Common Share being issuable, the number of Northgate Common Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) as described in Section 1 of the Offer.

Northgate has applied to the TSX and the AMEX to list the Northgate Common Shares to be issued to Shareholders in connection with the Offer. Listing will be subject to Northgate fulfilling all of the listing requirements of the TSX and the AMEX.

Shareholders who are Eligible Holders are eligible to tender their Shares to Northgate for the purpose of achieving a tax-deferred rollover for Canadian federal income tax purposes. Other Shareholders who elect to participate in the Offer will be required to tender to Subco. The sale of Shares to Subco will be a taxable disposition for Canadian federal income tax purposes. You are urged to consult your own tax advisor as to the particular tax consequences to you of the Offer. See “Canadian Federal Income Tax Considerations” in Section 22 of the Circular.

The acquisition by Nothgate of all of the Shares in exchange for Northgate Common Shares through the combination of this Offer and the Subsequent Acquisition Transaction is intended to be classified as a “tax-free reorganization” for United States tax purposes.  U.S. holders of Shares should see “United States Federal Income Tax Considerations” in Section 23 of the Circular.

The obligation of the Offerors to take up and pay for Shares pursuant to the Offer is subject to certain conditions. See “Conditions of the Offer” in Section 4 of the Offer.

Northgate and Subco

Northgate is engaged in exploration, mine development and the mining and extraction of gold and copper in the Americas. Northgate's principal assets include its 100% interest in the Kemess South open pit mine and its associated infrastructure and mineral rights (“Kemess South”) and the adjacent Kemess North project (“Kemess North”) located in north-central British Columbia, Canada. The mineral rights cover an area of approximately 85,830 acres and are held as four separate mining leases covering the Kemess South and Kemess North deposits.

Northgate's approach to the acquisition of mining properties has generally been to seek opportunities where, in its view, there is significant opportunity to improve existing mining operations or considerable potential to expand mineable reserves. Currently, Northgate is focusing its exploration activities on its land position surrounding the Kemess South mine and the Young-Davidson property.

In November of 2005 Northgate completed a transaction whereby Northgate purchased all of the shares of Young-Davidson Mines and Young-Davidson became a wholly-owned subsidiary of Northgate. The Young-Davidson gold mine consists of a 8,771 acre package of exploration and mining claims along the prolific Kirkland–Larder Lake Gold Belt in north-eastern Ontario.  An exploration program with four diamond drills is currently underway with the goal of upgrading the known inferred resources and discovering new resources.

The Northgate Common Shares are listed on the TSX under the stock symbol “NGX” and the AMEX under the stock symbol “NXG”. On May 19, 2006 and May 22, 2006, the last trading day on the TSX and AMEX, respectively, prior to the Offerors' announcement of their intention to make the Offer, the closing prices of the Northgate Common Shares on the TSX and the AMEX were Cdn.$4.05 and $3.68, respectively.

Subco is an unlimited liability company formed under the laws of the Province of Alberta, Canada for the sole purpose of making the Offer, and is a wholly-owned subsidiary of Northgate.

See “Northgate and Subco” in Section 1 of the Circular.

Aurizon

Aurizon is a Canadian-based gold exploration and mine development company with activities in the Abitibi region of north-western Québec.  Aurizon has recently completed a positive feasibility study on its 100% owned Casa Berardi Project. Pre-production construction is currently underway and production at the Project is anticipated to commence in late 2006.

The Shares are listed on the TSX and the AMEX under the stock symbols “ARZ” and “AZK” respectively.  On May 19, 2006 and May 22, 2006, the last trading day on the TSX and the AMEX, respectively prior to the Offerors' announcement of their intention to make the Offer, the closing prices of the Shares on the TSX and the AMEX were Cdn.$2.30 and $2.10, respectively.

See “Aurizon” in Section 2 of the Circular.

Strategic Rationale and Plans for Aurizon

The purpose of the Offer is to acquire all of the outstanding Shares of Aurizon. Northgate believes that the proposed business combination of Northgate and Aurizon will create a stronger mid-tier, Canadian focused gold mining company with significant cash flow and management expertise. If the Offer is successful and the Offerors acquire 100% of the outstanding Shares, shareholders of both companies will strengthen their positions by diversifying their operations, as well as through the addition of reserves, production growth and exposure to significantly larger investment opportunities.

Northgate believes the Offer represents significant value to Aurizon's Shareholders; it provides Shareholders with a substantial premium to the price at which the Shares were trading prior to announcement of the Offer as well as substantially increased share trading liquidity. The combined company will have a more diversified asset base, thus reducing business risk, increasing annual gold production and providing greater access to capital. Aurizon Shareholders will also become shareholders of a well-managed and highly respected Canadian mining company with demonstrated management expertise in both open pit and underground mines.

See “Strategic Rationale” in Section 4 of the Circular and “Plans for Aurizon” in Section 6 of the Circular.

Time for Acceptance

The Offer is open for acceptance until 8:00 p.m. (Toronto time) on July 7, 2006, or until such later time and date or times and dates to which it may be extended, unless the Offer is withdrawn by the Offerors. The Offerors may, in their sole discretion but subject to applicable Laws, extend the Expiry Time, as described under “Extension, Variation or Change in the Offer” in Section 5 of the Offer.

Manner of Acceptance

Shareholders can accept the Offer in Canada by delivering to the Depositary at any of the offices of the Depositary listed in the accompanying Letter of Transmittal (printed on yellow paper), so as to be received before the Expiry Time: (1) the certificate(s) representing the Shares in respect of which the Offer is being accepted, (2) a Letter of Transmittal in the form accompanying the Offer and Circular (or a manually signed facsimile thereof) properly completed and duly executed as required by the instructions set out in the Letter of Transmittal, and (3) all other documents required by the instructions set out in the Letter of Transmittal. See “Manner of Acceptance — Letter of Transmittal” in Section 3 of the Offer.

If a Shareholder wishes to accept the Offer in Canada and either the certificate(s) representing the Shares are not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary before the Expiry Time, those Shares may nevertheless be deposited pursuant to the Offer, provided that (1) such deposit is made by or through an Eligible Institution, (2) a properly completed and duly executed Notice of Guaranteed Delivery (printed on pink paper) in the form accompanying the Offer and Circular (or a manually signed facsimile thereof) is received by the Depositary before the Expiry Time at its Toronto, Ontario office listed on the Notice of Guaranteed Delivery, (3) the certificate(s) representing all Deposited Shares, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) relating to the Shares, with signatures guaranteed if so required, are received by the Depositary at its office in Toronto, Ontario listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date, and (4) in certain circumstances, Rights Certificate(s), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) relating to the SRP Rights, with signatures guaranteed if so required, are received by the Depositary at its office in Toronto, Ontario listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Rights Certificates are distributed to Shareholders. See “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offer.

Shareholders may also accept the Offer in the United States by following the procedures for book-entry transfer, provided that a Book-Entry Confirmation of the transfer of the Shareholder's Shares in the Depositary's account at The Depository Trust Company together with an Agent's Message in respect thereof and other required documents are received by the Depositary at its office in Toronto, Ontario before the Expiry Time. See “Manner of Acceptance — Acceptance by Book-Entry Transfer in the United States” in Section 3 of the Offer. Shareholders accepting the Offer through book-entry transfer must make sure such documents or Agent's Message are received by the Depositary.

Shareholders whose Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer.

Withdrawal of the Deposited Shares

Any Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time when the Shares have not been taken up by the Offerors. Additional withdrawal rights may be available under other circumstances as required by applicable Law. See “Right to Withdraw Deposited Shares” in Section 7 of the Offer. Except as so indicated or as otherwise required by applicable Law, deposits of Shares are irrevocable.

Conditions of the Offer

The Offerors will have the right to withdraw the Offer and not take up or pay for any Shares deposited pursuant to the Offer if any of the conditions described under “Conditions of the Offer” in Section 4 of the Offer have not been satisfied or waived by the Offerors at or before the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time such number of Shares which constitutes at least 75% of the Shares outstanding calculated on a fully diluted basis. See “Conditions of the Offer” in Section 4 of the Offer.

Payment for Deposited Shares

If all the conditions referred to under “Conditions of the Offer” in Section 4 of the Offer have been satisfied or waived at or before the Expiry Time, the Offerors will take up Shares validly deposited pursuant to the Offer and not properly withdrawn, not later than ten days after the Expiry Time. The Offerors will pay for the Shares so taken up as soon as possible, but in any event not later than the earlier of (a) the tenth day after the Expiry Time, and (b) three Business Days after taking up such Shares. Any Shares deposited to the Offer after the first date on which Shares have been taken up by the Offerors but before the Expiry Date will be taken up and paid for within ten days of such deposit. See “Take up of and Payment for Deposited Shares” in Section 6 of the Offer.

Subsequent Acquisition Transaction

If the conditions of the Offer are satisfied or waived and the Offerors take up and pay for Shares validly deposited under the Offer, the Offerors intend to take all necessary steps to acquire any Shares not deposited under the Offer through the Subsequent Acquisition Transaction.  As described in “Acquisition of Shares Not Deposited Pursuant to the Offer –– Subsequent Acquisition Transaction” in Section 21 of the Circular, if the Offerors do not acquire all of the Shares pursuant to the Offer, the Offerors intend to continue Aurizon under the laws of Alberta and amalgamate Aurizon with Subco pursuant to which Shareholders who have not tendered their Shares under the Offer would receive 0.741 of a Northgate Common Share directly from Northgate in exchange for each Share.

The timing and details of any Subsequent Acquisition Transaction involving Aurizon will necessarily depend on a variety of factors, including the number of Shares acquired pursuant to the Offer. Although the Offerors currently intend to propose a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Shares acquired under the Offer, delays in the Offerors' ability to effect such a transaction, information hereafter obtained by the Offerors, changes in general economic, industry, regulatory or market conditions or in the business of Aurizon, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. The Offerors expressly reserve the right not to propose a  Subsequent Acquisition Transaction involving Aurizon.

See “Acquisition of Shares Not Deposited Pursuant to the Offer” in Section 21 of the Circular.

Shareholder Rights Plan

Aurizon is party to an amended and restated shareholder rights plan agreement, dated as of June 15, 2004 (the “Shareholder Rights Plan” or “Plan”), which will expire at the close of the annual meeting of shareholders occurring after June 15, 2007 unless the rights granted thereunder (the “SRP Rights”) are earlier redeemed or exchanged.

The Offer may not be a Permitted Bid for the purposes of the Shareholder Rights Plan. If the Offer is not a Permitted Bid, in order for the Offer to proceed, the Shareholder Rights Plan must be terminated or some action must be taken by the Board of Directors or by a securities commission or court of competent jurisdiction to remove the effect of the Shareholder Rights Plan and permit the Offer to proceed. See “Shareholder Rights Plan” in Section 20 of the Circular.

The Offerors believe that at the Expiry Time, Aurizon and its Board of Directors and Shareholders will have had more than adequate time to fully consider the Offer and any available alternative transactions and Shareholders will have had sufficient time to determine whether to deposit their Shares pursuant to the Offer.

The Offer is being made on the condition, among others, that the Shareholder Rights Plan does not and will not adversely affect the Offer or the Offerors either before or on consummation of the Offer or consummation of any Subsequent Acquisition Transaction. See “Conditions of the Offer” in Section 4 of the Offer.

Canadian Federal Income Tax Considerations

Shareholders who are Eligible Holders are eligible to tender their Shares to Northgate for the purpose of achieving a tax-deferred rollover for Canadian federal income tax purposes. Other Shareholders who elect to participate in the Offer will be required to tender to Subco. The sale of Shares to Subco will be a taxable disposition for Canadian federal income tax purposes.

The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the more detailed general description of Canadian federal income tax considerations under “Canadian Federal Income Tax Considerations” in Section 22 of the Circular. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares pursuant to the Offer or a disposition of Shares pursuant to any Subsequent Acquisition Transaction.

United States Federal Income Tax Considerations

If the Offer is consummated and, as intended, Aurizon amalgamates with Subco pursuant to the Subsequent Acquisition Transaction, the entire transaction is expected to qualify as a tax-deferred reorganization for United States federal income tax purposes.  In such case, generally, U.S. Holders (as defined under “United States Federal Income Tax Considerations” in Section 23 of the Circular) will not be subject to United States federal income tax on the receipt of Northgate Common Shares in exchange for Shares.  However, any U.S. Holder who receives any consideration other than the Northgate Common Shares may be subject to United States federal income tax.

If the Offer is consummated but, contrary to expectation, Aurizon does not amalgamate with Subco pursuant to the Subsequent Acquisition Transaction, the entire transaction is not expected to qualify as a tax-deferred reorganization for United States federal income tax purposes and the U.S. Holders will be subject to United States federal income tax on the receipt of Northgate Common Shares and/or any other consideration in exchange for Shares.

The foregoing is a brief summary of United States federal income tax consequences only and is qualified by the more detailed general description of United States federal income tax considerations under “United States Federal Income Tax Considerations” in Section 23 of the Circular. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares pursuant to the Offer or a disposition of Shares pursuant to any Subsequent Acquisition Transaction.

Risk Factors

An investment in Northgate Common Shares and the business combination with Aurizon are subject to certain risks. In assessing the Offer, Shareholders should carefully consider the risks described under “Business Combination Risks” in Section 7 of the Circular and the risks described in Northgate's Form 40-F/Annual Information Form dated March 31, 2006, which is incorporated by reference in the Offer and Circular.

Depositary

Computershare Investor Services Inc. is acting as Depositary under the Offer. In such capacity, the Depositary will receive deposits of certificates representing the Shares and accompanying Letters of Transmittal at the offices specified in the Letter of Transmittal. The Depositary will also receive Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving notices, if required, and for making payment for all Shares purchased by the Offerors under the Offer. In the United States, the Depositary will also facilitate book-entry transfer of Shares.

Dealer Manager, Soliciting Dealer Group and Information Agent

The Offerors have engaged the services of TD Securities Inc. as Dealer Manager in Canada to solicit acceptances of the Offer. TD Securities Inc. intends to form a soliciting dealer group (the “Soliciting Dealer Group”) comprised of members of the Investment Dealers Association of Canada and members of the TSX and the TSX Venture Exchange to solicit acceptances of the Offer from persons who are resident in Canada and will also solicit acceptances of the Offer in the United States, through its United States registered broker dealer affiliate, TD Securities (USA) LLC.

The Offerors have engaged Kingsdale Shareholder Services Inc. as Information Agent to provide a resource for information for Shareholders.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer. Shareholders should contact the Dealer Manager, the Depositary, or a broker or dealer for assistance in accepting the Offer and in depositing the Shares with the Depositary.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following tables include a summary of (i) Northgate's historical consolidated financial information for the years ended December 31, 2003, 2004 and 2005 and for the three months ended March 31, 2006 and (ii) unaudited pro forma consolidated financial information for Northgate for the three months ended March 31, 2006 and for the year ended December 31, 2005. The historical financial information for the years ended December 31, 2003, 2004 and 2005 has been derived from Northgate's audited consolidated financial statements. The historical financial information for the three months ended March 31, 2006 has been derived from Northgate's unaudited consolidated financial statements. The unaudited pro forma consolidated financial information for Northgate has been derived from the unaudited interim consolidated financial statements of Northgate and Aurizon for the three months ended March 31, 2006, the audited consolidated financial statements of Northgate and Aurizon for the year ended December 31, 2005 and such other supplementary information as was available to the Offerors and considered necessary to give pro forma effect to the acquisition of Aurizon by the Offerors.

The summary unaudited pro forma consolidated financial statement information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements of Northgate, the accompanying notes thereto and the compilation report of KPMG LLP thereon included in the Circular. The summary unaudited pro forma consolidated financial statement information for Northgate gives effect to the proposed acquisition of Aurizon as if it had occurred as at March 31, 2006 for the purposes of the pro forma consolidated balance sheet information and as at January 1, 2005 for the purposes of the pro forma consolidated statements of operations for the periods ended December 31, 2005 and March 31, 2006. In preparing the unaudited pro forma consolidated financial statement information, management of Northgate have made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statement information. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer will differ from the pro forma information presented below. No attempt has been made to calculate or estimate the effect of harmonization of accounting policies or practices between Northgate and Aurizon due to the limited publicly available information. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma financial statement information. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Northgate and accompanying notes included in Schedule A to the Circular.

	Year Ended	Year Ended	Year Ended		Three Months Ended
	December 31,	December 31,	December 31, 2005		March 31, 2006
	2003	2004
	As reported	As reported	As reported	Pro forma	As reported	Pro forma
	Northgate	Northgate	Northgate	Northgate	Northgate	Northgate
	(expressed in thousands of U.S. dollars except for per share amounts)

Revenue	$168,602	$232,797	$257,302	$257,302	$85,059	$85,059
Cost of Sales	121,566	147,567	185,077	185,077	48,170	48,170
Administrative and general	3,873	6,083	6,128	8,877	3,135	3,990
Depreciation and depletion	34,058	36,160	38,904	38,975	9,971	9,991
Unrealized non-hedge derivative loss	–	–	–	–	–	6,181
Net interest	3,611	3,049	2,391	2,391	25	25
Exploration	3,408	3,134	3,915	3,915	944	944
Accretion of site closure and reclamation costs	572	894	1,183	1,183	375	375
Currency translation losses (gains)	(1,089)	92	(790)	(687)	(319)	(319)
Other	(174)	(348)	496	211	(29)	(97)
	$165,825	$196,631	$237,304	$239,942	$62,272	$69,260
Earnings before income taxes	$2,777	$36,166	$19,998	$17,360	$22,787	$15,799
Provision for income tax recovery (expense)	1,214	(4,911)	12,889	14,470	(1,052)	945
Net earnings before discontinued operations	3,991	31,255	32,887	31,830	21,735	16,744
Earnings from discontinued operations	–	–	–	3,125	–	–
Net earnings	$3,991	$31,255	$32,887	$34,955	$21,735	$16,744
Net earnings per share:
Basic earnings per share	$0.02	$0.16	$0.16	$0.11	$0.10	$0.05
Diluted	0.02	0.16	0.16	N/A	0.10	N/A
Weighted average shares outstanding
Basic	197,712,564	200,065,821	202,789,310	312,142,050	214,353,524	323,706,264
Diluted	198,621,170	200,567,253	202,858,866	N/A	215,092,200	N/A

	As at	As at	As at	As at
	December 31, 2004	December 31, 2005	March 31, 2006	March 31, 2006
	As reported	As reported	As reported	Pro forma
	Northgate	Northgate	Northgate	Northgate
	(expressed in thousands of U.S. dollars)

ASSETS
Current Assets
Cash and cash equivalents	$49,257	$50,639	$63,441	$73,497
Restricted Cash	–	–	–	7,113
Concentrate settlements and other receivables	9,655	17,110	29,457	33,463
Prepaid Expenses	1,645	1,775	2,093	3,009
Inventory	12,906	15,019	17,313	18,120
Deferred hedging loss	–	4,561	1,747	1,747
	73,463	89,104	114,051	136,949
Future income tax asset	–	15,000	14,984	14,984
Mineral property, plant and equipment	180,669	177,966	168,956	273,870
Other assets	13,649	14,117	13,942	27,939
Unallocated purchase price	–	–	–	273,496
	$267,781	$296,187	$311,933	$727,238

LIABILITIES AND
SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$16,091	$19,556	$27,832	$36,330
Current portion of capital lease obligations	4,854	4,215	4,085	4,085
Current portion of long-term debt	21,000	13,700	–	–
	$41,945	$37,471	$31,917	$40,415

Capital lease obligations	10,653	7,680	6,666	6,666
Long-term debt	22,500	–	–	12,509
Unrealized non-hedge derivative liabilities	–	–	–	6,110
Provision for site closure and reclamation costs	21,149	26,193	24,825	26,651
Future income tax liability	–	1,229	1,229	8,414
	$96,247	$72,573	$64,637	100,765
Shareholders' Equity[1]
Common shares	177,464	195,565	196,637	575,814
Warrants	8,613	8,715	8,613	8,613
Contributed surplus	667	1,657	2,634	2,634
Retained earnings (deficit)	(15,210)	17,677	39,412	39,412
	171,534	223,614	247,296	626,473
	$267,781	$296,187	$311,933	$727,238

1  Refer to Note 3 of the Pro Forma Financial Statements attached hereto as Schedule A.

Aurizon's financial information for the year ended December 31, 2003, 2004 and 2005 and for the three months ended March 31, 2006 may be found at www.sedar.com.  The Offerors are not aware of any information that indicates any material change in the affairs of Aurizon since the date of the last published interim financial statements of Aurizon.

DEFINITIONS

In the accompanying Summary Term Sheet and Summary of the Offer and in the Offer and Circular, unless the context otherwise requires or unless defined elsewhere herein, the following terms have the meanings indicated, and grammatical variations thereof have the corresponding meanings:

“ABCA” means the Business Corporations Act (Alberta);

“affiliate” has the meaning ascribed thereto in the BCSA;

“Agent's Message” has the meaning ascribed thereto under “Manner of Acceptance — Acceptance by Book-Entry Transfer in the United States” in Section 3 of the Offer;

“allowable capital loss” has the meaning ascribed thereto under “Canadian Federal Income Tax Considerations — Taxation of Capital Gains and Capital Losses” in Section 22 of the Circular;

“AMEX” means the American Stock Exchange;

“AMF” means the Autorité des marches financiers;

“Appointee” has the meaning ascribed thereto under “Manner of Acceptance — Power of Attorney” in Section 3 of the Offer;

“ARC” has the meaning ascribed thereto under “Regulatory Matters — Competition Act” in Section 19 of the Circular;

“associate” has the meaning ascribed thereto in the BCSA;

“Aurizon” means Aurizon Mines Ltd., a corporation incorporated under the laws of British Columbia;

“Aurizon Common Shares” means the common shares in the capital of Aurizon and any other shares of Aurizon into which such common shares may be subdivided, consolidated, reclassified or changed;

“BCBCA” means the Business Corporations Act (British Columbia), as amended;

“BCSA” means the Securities Act (British Columbia), as amended;

“BCSC” means the British Columbia Securities Commission;

“Board of Directors” means the board of directors of Aurizon;

“Book-Entry Confirmation” has the meaning ascribed thereto under “Manner of Acceptance — Acceptance by Book-Entry Transfer in the United States” in Section 3 of the Offer;

“Business Day” has the meaning ascribed thereto in section 1(1) of the BCSA;

“Cdn.$” means Canadian dollars;

“CDS” means The Canadian Depositary for Securities Limited;

“Circular” means the take-over bid circular accompanying the Offer and forming a part thereof, including the schedules attached thereto;

“close of business” on any given date means the time on such date at which the office of the transfer agent for the Shares in the City of Toronto, Ontario becomes closed to the public;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act;

“Competing Permitted Bid” has the meaning ascribed thereto under “Shareholder Rights Plan” in Section 20 of the Circular;

“Competition Act” means the Competition Act (Canada), as amended;

“CRA” means the Canada Revenue Agency;

“Dealer Manager” means TD Securities Inc. in Canada, and TD Securities (USA) LLC in the United States;

“Depositary” means Computershare Investor Services Inc. at its offices specified in the Letter of Transmittal;

“Deposited Shares” has the meaning ascribed thereto under “Manner of Acceptance — Dividends and Distributions” in Section 3 of the Offer;

“Distributions” has the meaning ascribed thereto under “Manner of Acceptance — Dividends and Distributions” in Section 3 of the Offer;

“DTC” means The Depository Trust Company;

“Effective Time” has the meaning ascribed thereto under “Manner of Acceptance — Power of Attorney” in Section 3 of the Offer;

“Eligible Holder” means a Shareholder who is (a) a resident of Canada for the purposes of the Tax Act, holds shares as capital property and who is not exempt from tax on income under the Tax Act, or (b) a non-resident of Canada for the purposes of the Tax Act, whose Shares constitute “taxable Canadian property” (as defined by the Tax Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of Shares by reason of an exemption contained in an applicable income tax treaty or convention, or (c) a partnership if one or more members of the partnership are described in (a) or (b);

“Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks and trust companies in the United States;

“Expiry Date” means July 7, 2006, or such later date or dates as may be fixed by the Offerors from time to time as provided under “Extension, Variation or Change in the Offer” in Section 5 of the Offer, unless the Offer is withdrawn by the Offerors;

“Expiry Time” means 8:00 p.m. (Toronto time) on the Expiry Date, or such later time or times as may be fixed by the Offerors from time to time as provided under “Extension, Variation or Change in the Offer” in Section 5 of the Offer, unless the Offer is withdrawn by the Offerors;

“Flip-in Event” has the meaning ascribed thereto under “Shareholder Rights Plan” in Section 20 of the Circular;

“Form 40-F/Annual Information Form” means the annual information form of Northgate dated March 31, 2006 filed with the Canadian provincial securities regulatory authorities and filed on Form 40-F with the SEC;

“fully diluted basis” means, with respect to the number of outstanding Shares at any time, the number of Shares that would be outstanding if all rights to acquire Shares were exercised, other than those which are not, and cannot in accordance with their terms, become exercisable within 120 days following the Expiry Time, but including, for the purposes of this calculation, all Shares issuable upon the exercise of options, whether vested or unvested, and excluding Shares issuable upon the exercise of the SRP Rights;

“Governmental Entity” means: (a) any supranational body or organization (such as the European Union and the EFTA Surveillance Authority), nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and (c) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies;

“Information Agent” means Kingsdale Shareholder Services Inc.;

“Laws” means any applicable laws, including, without limitation, supranational, national, provincial, state, municipal and local civil, commercial, banking, securities, tax, personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary or occupational health and safety laws, treaties, statutes, ordinances, instruments, judgments, decrees, injunctions, writs or certificates and orders, by-laws, rules, regulations, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Entity;

“Letter of Transmittal” means the Letter of Transmittal (printed on yellow paper) in the form accompanying the Offer and Circular, or a facsimile thereof;

“Listing Exchanges” means the TSX and the AMEX;

“Material Adverse Effect” means, in respect of any person, an effect that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending, or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations, licences, permits, results of operations, prospects, articles, by-laws, rights or privileges of the relevant person;

“Minimum Deposit Condition” has the meaning ascribed thereto under “Conditions of the Offer” in Section 4 of the Offer;

“New Northgate” means Northgate after the acquisition of 100% of the outstanding Shares;

“Non-Resident Shareholder” has the meaning ascribed thereto under “Canadian Federal Income Tax Considerations — Non-Residents of Canada” in Section 22 of the Circular;

“Northgate” means Northgate Minerals Corporation, a corporation incorporated under the laws of the Province of British Columbia;

“Northgate Common Share” means a common share in the capital of Northgate;

“Notice of Guaranteed Delivery” means the Notice of Guaranteed Delivery for Deposit of Shares (printed on pink paper) in the form accompanying the Offer and Circular, or a facsimile thereof;

“Offer” means the offer to purchase all of the outstanding Shares made hereby;

“Offer and Circular” means the Offer and the Circular, collectively;

“Offer Period” means the period commencing on the date of the Offer and ending at the Expiry Time;

“Offerors” means collectively Northgate and Subco, and each individual Offeror shall be referred to as an “Offeror”;

“OSC” means the Ontario Securities Commission;

“Permitted Bid” has the meaning ascribed thereto under “Shareholder Rights Plan” in Section 20 of the Circular;

“Purchased Securities” has the meaning ascribed thereto under “Manner of Acceptance — Power of Attorney” in Section 3 of the Offer;

“Resident Shareholder” has the meaning ascribed thereto under “Canadian Federal Income Tax Considerations — Residents of Canada” in Section 22 of the Circular;

“Rights Certificate” has the meaning ascribed thereto under “Shareholder Rights Plan” in Section 20 of the Circular;

“SEC” means the United States Securities and Exchange Commission;

“Separation Time” has the meaning ascribed thereto under “Shareholder Rights Plan” in Section 20 of the Circular;

“Shareholder Rights Plan” or “Plan” means the amended and restated shareholder rights plan agreement dated as of June 15, 2004 entered into between Aurizon and the SRP Rights Agent;

“Shareholders” means the holders of Shares, and “Shareholder” means any one of them;

“Shares” means the outstanding Aurizon Common Shares together with the associated SRP Rights, and “Share” means any one Share and its associated SRP Right;

“Soliciting Dealer” has the meaning set out under “Other Matters Relating to the Offer — Dealer Managers and Soliciting Dealer Group” in Section 24 of the Circular;

“Soliciting Dealer Group” means the group of Soliciting Dealers;

“SRP Rights” means the rights issued pursuant to the Shareholder Rights Plan;

“Subco” means Northgate Acquisition ULC, an unlimited liability company formed under the laws of the Province of Alberta and a wholly-owned subsidiary of Northgate;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto under “Acquisition of Shares Not Deposited Pursuant to the Offer — Subsequent Acquisition Transaction” in Section 21 of the Circular;

“subsidiary” has the meaning ascribed thereto in the BCSA;

“take up” in reference to Shares means to accept such Shares for payment by giving written notice of such acceptance to the Depositary and “taking up” and “taken up” have corresponding meanings;

“Tax Act” means the lncome Tax Act (Canada), including regulations made thereunder, as amended;

“taxable capital gain” has the meaning ascribed thereto under “Canadian Federal Income Tax Considerations — Taxation of Capital Gains and Capital Losses” in Section 22 of the Circular;

“TD Securities” means TD Securities Inc. and where the context requires, includes TD Securities (USA) LLC;

“TSX” means the Toronto Stock Exchange;

“US$” or “$” means a dollar in the currency of the United States;

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended;

“United States” or “U.S.” means the United States of America, its territories and possessions, and any State of the United States, as applicable; and

“Voting Shares” has the meaning ascribed thereto under “Shareholder Rights Plan” in Section 20 of the Circular.

OFFER

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information that should be read carefully before making a decision with respect to the Offer.

Capitalized terms used in the Offer, where not otherwise defined herein, are defined in the Section entitled “Definitions”.

June 1, 2006

TO: THE SHAREHOLDERS OF AURIZON

1.

The Offer

The Offerors hereby offer to purchase, on and subject to the following terms and conditions, all of the outstanding Shares, which includes Shares that may become outstanding after the date of the Offer but before the Expiry Time upon conversion, exchange or exercise of options or other securities of Aurizon that are convertible into or exchangeable or exercisable for Shares, on the basis of 0.741 of a Northgate Common Share for each Share, subject to adjustment as provided herein.

Based on the volume weighted average closing price of the Shares and the Northgate Common Shares on the TSX and the AMEX for the 10 trading days ended May 19, 2006 and May 22, 2006, the last trading day on the TSX and the AMEX, respectively before the announcement of the Offer, each Share is valued at Cdn.$2.57 and $2.25, respectively and each Northgate Common Share is valued at Cdn.$4.52 and $4.00, respectively. Based on these share prices, the Offer represents a premium of 30.5% and 31.7% over the value of the Shares for that period on the TSX and the AMEX, respectively.

On May 19, 2006 and May 22, 2006, being the last trading day on the TSX and the AMEX, respectively prior to the Offerors' announcement of their intention to make the Offer, the closing price of the Shares on the TSX and on the AMEX was Cdn.$2.30 and $2.10, respectively and the closing price of the Northgate Common Shares on the TSX and on the AMEX was Cdn.$4.05 and $3.68, respectively. Based on these share prices, the Offer represents a premium of 30.5% and 29.9% over the value of the Shares for those days on the TSX and the AMEX, respectively.

The Offer is made only for Shares and is not made for any stock options, securities convertible into Shares or other rights to acquire Shares (other than SRP Rights). Any holder of such options, convertible securities or other rights to acquire Shares who wishes to accept the Offer should, to the extent permitted by the terms of the security and applicable Law, exercise the options, convert the convertible securities or otherwise exercise such rights in order to obtain certificates representing Shares and deposit those Shares pursuant to the Offer. Any such exercise or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such options, convertible securities or other rights to acquire Shares will have certificates representing the Shares received on such exercise or conversion available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offer. If a holder of options does not exercise such options before the Expiry Time, such options will remain outstanding in accordance with their terms and conditions, including with respect to term to expiry, vesting and exercise prices, except that, to the extent permitted, after completion of a Subsequent Acquisition Transaction an option to acquire Shares will become an option or right to acquire a number of Northgate Common Shares, and/or in some cases to receive a cash payment, as determined in accordance with the terms of the option.  If a holder of convertible securities does not convert such convertible securities before the Expiry Time, such convertible securities will remain outstanding in accordance with their terms and conditions, including with respect to maturity, except that, to the extent permitted, after completion of a Subsequent Acquisition Transaction, a convertible security may become convertible into a number of Northgate Common Shares to be determined in accordance with the terms of the convertible securities.

Holders of Shares who have deposited Shares to the Offer will be deemed to have deposited the SRP Rights associated with such Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offerors will be allocated to the SRP Rights.

No fractional Northgate Common Shares will be issued pursuant to the Offer. Where a Shareholder is to receive Northgate Common Shares as consideration under the Offer and the aggregate number of Northgate Common Shares to be issued to such Shareholder would result in a fraction of a Northgate Common Share being issuable, the number of Northgate Common Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5).

The obligations of the Offerors to take up and pay for the Shares is subject to certain conditions. See section 4 of the Offer, “Conditions of the Offer”. The accompanying Circular is incorporated by reference and forms a part of the Offer.

2.

Time for Acceptance

The Offer is open for acceptance until 8:00 p.m. (Toronto time) on July 7, 2006, or until such later time and date or times and dates to which it may be extended, unless the Offer is withdrawn by the Offerors.

3.

Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at any of the offices of the Depositary listed in the accompanying Letter of Transmittal (printed on yellow paper), so as to be received before the Expiry Time:

(a)

the certificate or certificates representing the Shares in respect of which the Offer is being accepted;

(b)

a Letter of Transmittal in the form accompanying the Offer and Circular (or a manually signed facsimile thereof) properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c)

all other documents required by the instructions set out in the Letter of Transmittal.

Participants of CDS or DTC should contact the Depositary with respect to the deposit of their Shares under the Offer. CDS and DTC will be issuing instructions to its participants as to the method of depositing such Shares under the terms of the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer.

Except as otherwise provided in the instructions to the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Shares is registered in the name of a person other than the signatory of a Letter of Transmittal or if the certificates for Northgate Common Shares issuable are to be delivered to a person other than the registered owner, the certificate(s) must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

SHAREHOLDERS WHO ARE ELIGIBLE HOLDERS ARE ELIGIBLE TO TENDER THEIR SHARES TO NORTHGATE FOR THE PURPOSE OF ACHIEVING A TAX-DEFERRED ROLLOVER FOR CANADIAN FEDERAL INCOME TAX PURPOSES. SEE “CANADIAN FEDERAL INCOME TAX CONSIDERATIONS” IN THE CIRCULAR. OTHER SHAREHOLDERS THAT ACCEPT THE OFFER WILL BE REQUIRED TO TENDER TO SUBCO. SHAREHOLDERS WHO DO NOT EXPRESSLY DESIGNATE NORTHGATE FOR THE PURPOSE OF THE PURCHASE OF THEIR SHARES IN THE SPACE PROVIDED IN THE LETTER OF ACCEPTANCE AND TRANSMITTAL AND WHO DO NOT PROPERLY COMPLETE ANY CERTIFICATE THAT MAY BE REQUIRED THEREBY WILL BE DEEMED TO HAVE TENDERED THEIR SHARES TO SUBCO AND WILL NOT OBTAIN A TAX-DEFERRED ROLLOVER FOR CANADIAN FEDERAL INCOME TAX PURPOSES.

The Offer is being made on a joint basis by Northgate and Subco in order that, in those circumstances where Shareholders are not subject to Canadian tax in respect of any capital gain realized on the disposition of  Shares under the Offer, Subco is able to acquire the Shares at a cost for Canadian tax purposes equal to the fair market value of the Northgate Common Shares issued in exchange for the Shares by requiring that Shareholders other than Eligible Holders tender to Subco. Eligible Holders are able to tender Shares to Northgate in order to achieve a tax-deferred rollover for Canadian tax purposes. The tax cost of Shares tendered to Northgate will be an amount significantly less than the fair market value of the Northgate Common Shares issued in exchange for such shares.

Eligible Shareholders who validly elect to tender Shares to Northgate will agree, at the request of Northgate, to co-operate in good faith with Northgate in connection with the preparation, filing and execution of any documents required pursuant to an election under subsection 85(1) of the Tax Act, provided, however, that such election will be prepared on a basis that results in the same Canadian federal income tax consequences to such Shareholder as are described in the section entitled “Canadian Federal Income Tax Considerations — Residents of Canada — Sale of Shares Under the Offer –– Sale to Northgate” in Section 22 of the Circular.

Shares may be deposited in compliance with the procedures set forth below under the heading “Procedure for Guaranteed Delivery” for guaranteed delivery before the Expiry Time.

Unless waived by the Offerors, holders of Aurizon Common Shares are required to deposit one SRP Right for each Aurizon Common Share in order to effect a valid deposit of such Share or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. If the Separation Time does not occur before the Expiry Time, a deposit of Aurizon Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by Aurizon to Shareholders prior to the time that the holder's Aurizon Common Shares are deposited pursuant to the Offer, in order for the Aurizon Common Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Aurizon Common Shares deposited must be delivered to the Depositary. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time that a Shareholder deposits its Aurizon Common Shares pursuant to the Offer, the Shareholder may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. In any case, a deposit of Aurizon Common Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Aurizon Common Shares deposited pursuant to the Offer to the Depositary, on or before the third trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed. The Offerors reserve the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive, prior to taking up the Aurizon Common Shares for payment pursuant to the Offer, Rights Certificate(s) from a Shareholder representing SRP Rights equal in number to the Aurizon Common Shares deposited by such holder.

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal if:

(a)

the Letter of Transmittal is signed by the registered owner of the Shares exactly as the name of the registered holder appears on the Share certificate deposited therewith, and the certificates for Northgate Common Shares issuable under the Offer are to be delivered directly to such registered holder; or

(b)

Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Shares is registered in the name of a person other than the signatory of a Letter of Transmittal or if the certificates for the Northgate Common Shares issuable are to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Shares pursuant to the Offer and either the certificate(s) representing the Shares are not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary before the Expiry Time, those Shares may nevertheless be deposited pursuant to the Offer, provided that all of the following conditions are met:

(a)

such deposit is made by or through an Eligible Institution;

(b)

a properly completed and duly executed Notice of Guaranteed Delivery (printed on pink paper) in the form accompanying the Offer and Circular (or a manually signed facsimile thereof), including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary before the Expiry Time at its Toronto, Ontario office listed on the Notice of Guaranteed Delivery;

(c)

the certificate(s) representing all Deposited Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date; and

(d)

in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal and all other documents required thereby are received by the Depositary at its office in Toronto, Ontario listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario listed on the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Acceptance by Book-Entry Transfer in the United States

Shareholders may also accept the Offer in the United States by following the procedures for book-entry transfer, provided that confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary's account at DTC, together with an Agent's Message (as defined below) in respect thereof or a properly completed and executed Letter of Transmittal and any other required documents, are received by the Depositary at its office in Toronto, Ontario before the Expiry Time. Any financial institution that is a participant in DTC's systems may cause DTC to make a book-entry transfer of a holder's Shares into the Depositary's account in accordance with DTC's procedures for such transfer. However, as noted above, although delivery of Shares may be effected through book-entry transfer at DTC, either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of a Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at its office in Toronto, Ontario before the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary.

The term “Agent's Message” means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that the Offerors may enforce such agreement against such participant.

General

The Offer will be deemed to be accepted only if the Depositary has received the requisite documents at or before the time specified. In all cases, payment for the Shares deposited and taken up by the Offerors pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing the Shares (or Book-Entry Confirmation), a Letter of Transmittal (or a manually signed facsimile thereof) properly completed and signed covering the Shares with the signatures guaranteed in accordance with the instructions set out therein (or, in the case of Shares deposited by book-entry transfer in the United States, an Agent's Message), and any other required documents.

The method of delivery of the certificate(s) representing Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the depositing Shareholder. The Offerors recommend that those documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, properly insured, be used with an acknowledgement of receipt requested. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary before the Expiry Time. Delivery will only be effective upon actual receipt by the Depositary, as applicable.

Shareholders whose Shares are registered in the name of a stock broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing their Shares.

All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of Shares deposited pursuant to the Offer will be determined by the Offerors in their sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offerors reserve the absolute right to reject any and all deposits which they determine not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction. The Offerors reserve the absolute right to waive any defects or irregularities in the deposit of any Shares. There shall be no duty or obligation of the Offerors, the Depositary, or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offerors' interpretation of the terms and conditions of the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding.

Under no circumstances will any amount be paid by the Offerors or the Depositary by reason of any delay in exchanging any Shares or in lieu of fractional Northgate Common Shares to any person on account of Shares accepted for exchange or payment pursuant to the Offer.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set forth herein, a Shareholder deposits, sells, assigns and transfers to the Offerors all right, title and interest in and to the Shares covered by the Letter of Transmittal delivered to the Depositary (the “Deposited Shares”) and in and to all rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

Power of Attorney

The execution of a Letter of Transmittal (or, in the case of Shares deposited by book-entry transfer in the United States, an Agent's Message), irrevocably constitutes and appoints, effective on and after the time (the “Effective Time”) that the Offerors take up the Deposited Shares covered by the Letter of Transmittal (which Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”), certain officers of the Offerors and any other person designated by the Offerors in writing (each an “Appointee”) as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the depositing Shareholder with respect to the Purchased Securities, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest):

(a)

to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by Aurizon or its transfer agent;

(b)

for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offerors in respect of any or all Purchased Securities and any other property, to revoke any such instrument, authorization or consent given prior to or after the Effective Time, to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Aurizon;

(c)

to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

(d)

to exercise any other rights of a holder of Purchased Securities.

A Shareholder accepting the Offer agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of securities of Aurizon and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offerors any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities, and to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offerors as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal to execute, upon request of the Offerors, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offerors and acknowledges that all authority therein conferred or agreed to be conferred is, to the extent permitted by Law, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

Formation of Agreement

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Shareholder and the Offerors, effective immediately following the time at which the Offerors take up Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that (i) the person signing the Letter of Transmittal has full power and authority to deposit, sell, assign and transfer the Deposited Shares and any Distributions deposited pursuant to the Offer, (ii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person, (iii) the deposit of the Deposited Shares and Distributions complies with applicable Laws, and (iv) when the Deposited Shares and Distributions are taken up and paid for by the Offerors, the Offerors will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

The Offerors reserve the right to permit the Offer to be accepted in a manner other than that set forth in this Section 3.

4.

Conditions of the Offer

Notwithstanding any other provision of the Offer and subject to applicable Law, the Offerors will have the right to withdraw the Offer and not take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for any Shares deposited pursuant to the Offer, unless all of the following conditions are satisfied or waived by the Offerors at or before the Expiry Time:

(a)

there shall have been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Shares which constitutes at least 75% of the Shares outstanding calculated on a fully diluted basis (the “Minimum Deposit Condition”);

(b)

the Offerors shall have determined in their sole discretion that, on terms satisfactory to the Offerors: (i) the Board of Directors shall have waived the application of the Shareholder Rights Plan to the purchase of Shares by the Offerors under the Offer or any Subsequent Acquisition Transaction; (ii) a cease trade order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Aurizon Common Shares upon the exercise of the SRP Rights in relation to the purchase of Shares by the Offerors under the Offer or any Subsequent Acquisition Transaction; (iii) a court of competent jurisdiction shall have ordered that the SRP Rights are illegal or of no force or effect or may not be exercised in relation to the Offer or any Subsequent Acquisition Transaction; or (iv) the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Shares with respect to the Offer or any Subsequent Acquisition Transaction;

(c)

any government or regulatory approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions (including, among others, those of any stock exchanges or other securities or regulatory authorities) that are, in the Offerors' sole discretion, necessary or advisable to complete the Offer or any Subsequent Acquisition Transaction shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offerors in their sole discretion;

(d)

the Commissioner shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act (Canada) or alternatively, any applicable waiting period related to merger pre-notification under Part IX of the Competition Act (Canada) shall have expired and the Commissioner shall have advised (which advice will not have been rescinded or amended) to the satisfaction of the Offerors, in their sole judgment, that the Commissioner does not intend to oppose the acquisition contemplated by the Offer if such advice is considered by the Offerors, in their sole judgment to be desirable;

(e)

there shall not be in effect or threatened any temporary restraining order, preliminary or permanent injunction, cease trade order or other order, decree or judgment issued by any Governmental Entity or other legal restraint or prohibition challenging the Offer or preventing the completion of the Offer or the acquisition of Shares under the Offer or any Subsequent Acquisition Transaction;

(f)

no act, action, suit or proceeding shall have been taken or threatened or be pending before or by any Governmental Entity or by any elected or appointed public official or private person (including, without limitation, any individual, company, firm, group or other entity), whether or not having the force of Law, nor shall there exist any Law, nor shall any Law have been proposed, enacted, entered, promulgated or applied, nor shall there be in effect, pending or threatened any temporary restraining order, preliminary or permanent injunction or other order or decree issued by any Governmental Entity or other legal restraint or prohibition which would have the effect of:

(i)

challenging the Offer or the ability of the Offerors to make or maintain the Offer;

(ii)

seeking to prohibit, restrict, make illegal or impose material limitations or conditions on: (A) the acquisition by, or sale to, the Offerors of any Shares, (B) the take up or acquisition of Shares by the Offerors, (C) the issuance and delivery of Northgate Common Shares by Northgate, (D) the ability of the Offerors to acquire or hold, or exercise full rights of ownership of, any Shares, (E) the ownership or operation or effective control by the Offerors of any material portion of the business or assets of Aurizon or its affiliates or to compel the Offerors or their affiliates or subsidiaries to dispose of or hold separate any material portion of the business or assets of Aurizon or any of its affiliates as a result of the Offer, or (F) the ability of the Offerors and their affiliates and subsidiaries to complete any Subsequent Acquisition Transaction;

(iii)

seeking to obtain from the Offerors or any of their affiliates or subsidiaries or Aurizon or any of its affiliates any material damages directly or indirectly in connection with the Offer;

A.

which, if successful, in the sole discretion of the Offerors, would be reasonably likely to result in a Material Adverse Effect on Aurizon or its affiliates, taken as a whole, if the Offer were consummated; or

B.

which, if successful, in the sole discretion of the Offerors, would make uncertain the ability of the Offerors and their affiliates and subsidiaries to complete any Subsequent Acquisition Transaction;

(g)

the Offerors shall not have become aware of any adverse claims, impairments, rights, interests, limitations or other restrictions of any kind whatsoever not specifically and publicly disclosed by Aurizon prior to May 19, 2006, being the last trading day on the TSX prior to the date of the Offerors' announcement of their intention to make the Offer, in respect of any of Aurizon's properties or assets, including any mineral rights or concessions;

(h)

the Offerors shall have determined, in their sole discretion, that none of the following shall exist or shall have occurred (which has not been cured or waived), or is threatened, (i) any property, right, franchise, concession, permit or licence of Aurizon or of any of its affiliates has been or may be impaired or otherwise adversely affected, whether as a result of the making of the Offer, taking up and paying for Shares deposited pursuant to the Offer, the completion of a Subsequent Acquisition Transaction or otherwise, on a basis which might reduce the expected economic value to the Offerors of the acquisition of Aurizon or make it inadvisable for the Offerors to proceed with the Offer and/or with taking up and paying for Shares deposited pursuant to the Offer, or (ii) any covenant, term or condition in any of the notes, bonds, mortgages, indentures, licences, leases, contracts, agreements or other instruments or obligations to which Aurizon or any of its affiliates is a party or to which they or any of their properties or assets are subject that might reduce the expected economic value to the Offerors of the acquisition of Aurizon or make it inadvisable for the Offerors to proceed with the Offer and/or taking up and paying for Shares deposited pursuant to the Offer, and/or a Subsequent Acquisition Transaction (including, but not limited to, any default, right of termination, acceleration, right of first refusal, pre-emptive right, purchase right, loss of control or operatorship, pricing change or other event that might ensue as a result of the Offerors taking up and paying for Shares deposited pursuant to the Offer or completing a Subsequent Acquisition Transaction);

(i)

the Offerors shall have determined, in their sole discretion, that there shall be no change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after May 19, 2006 (being the last trading day on the TSX prior to the date of the Offerors' announcement of their intention to make the Offer), that has or may have a Material Adverse Effect on Aurizon and its affiliates, taken as a whole and that the Offer, if consummated, shall not trigger a Material Adverse Effect on Aurizon and its affiliates, taken as a whole and the Offerors shall not have become aware of any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after May 19, 2006, that, in the sole discretion of the Offerors, has had or may have a Material Adverse Effect on Aurizon and its affiliates, taken as a whole;

(j)

the Offerors shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made, in any document filed by or on behalf of Aurizon with any securities commission or similar securities regulatory authority in any of the provinces of Canada or in the United States or elsewhere, including any prospectus, annual information form, financial statement, material change report, management proxy circular, feasibility study or executive summary thereof, press release or any other document so filed by Aurizon, and Aurizon shall have disclosed all material changes in relation to Aurizon which occurred prior to May 19, 2006 (being the last trading day on the TSX prior to the date of the Offerors' announcement of their intention to make the Offer), in a non-confidential material change report filed with the BCSC prior to May 19, 2006;

(k)

there shall not have occurred or been threatened on or after the date of the Offer: (i) any general suspension of trading in, or limitation on prices for, securities on the TSX or the AMEX; (ii) any extraordinary or material adverse change in the financial markets in Canada or the United States; (iii) any change in the general political, market, economic or financial conditions in any country that could, in the sole discretion of the Offerors, have a Material Adverse Effect on Aurizon and its affiliates, taken as a whole; (iv) a material change in Canadian or United States currency exchange rates or a suspension of, or limitation on, the markets therefor; (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States; (vi) any limitation (whether or not mandatory) by any Governmental Entity on, or other event that, in the sole discretion of the Offerors, might affect the extension of credit by banks or other lending institutions in Canada or the United States; (vii) a commencement of war or armed hostilities or other national or international calamity involving Canada, the United States or South America (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(l)

the Offerors shall have determined in their sole discretion that none of Aurizon, any of its affiliates or any third party has taken or proposed to take any action or has failed to take any action, or disclosed a previously undisclosed action or event (in each case other than an action or failure to take an action specifically and publicly disclosed by Aurizon prior to May 19, 2006), which might reduce the expected economic value to the Offerors of the acquisition of Aurizon or make it inadvisable for the Offerors to proceed with the Offer and/or with the taking up and paying for Shares under the Offer and/or the completion of a Subsequent Acquisition Transaction, including without limiting the generality of the foregoing: (i) any action or event with respect to any agreement, proposal, offer or understanding relating to any sale, disposition or other dealing with any of the assets of Aurizon or any of its affiliates (other than any such sale, disposition or other dealing between Aurizon and any affiliate of Aurizon or in the ordinary course of business consistent with past practice), any issuance of securities (other than in connection with the exercise of stock options existing on May 19, 2006, in accordance with their terms as publicly disclosed prior to May 19, 2006) or options or rights to purchase securities, the payment of any dividends or other distributions or payments (except in the ordinary course of business consistent with past practice), any incurrence of material debt or project financing or material steps in furtherance of the foregoing, any acquisition from a third party of assets (except in the ordinary course of business consistent with past practice) or securities by Aurizon or any of its affiliates, any reorganization of Aurizon and its affiliates, or any take-over bid (other than the Offer), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving Aurizon or any of its affiliates or any capital expenditure by Aurizon or any of its affiliates not in the ordinary course of business and consistent with past practice, (ii) adopting, establishing or entering into any new employment, change in control, severance compensation or similar agreement, arrangement or plan with or for one or more of Aurizon's or its affiliates' employees, consultants or directors, (iii) adopting, establishing or entering into, or amending or making grants or awards pursuant to, any agreements, arrangements or plans to provide for increased benefits to one or more employees, consultants or directors of Aurizon or any of its affiliates, whether or not as a result of or in connection with the transactions contemplated by the Offer and Circular, (iv) except as may be required by Law, taking any action to adopt, establish, terminate or amend any employee benefit plan of Aurizon or any of its affiliates, or (v) any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to Aurizon, or any agreement to engage in any of the foregoing; and

(m)

all outstanding stock options, securities convertible into Shares or other rights to acquire Shares will have been exercised, cancelled or otherwise dealt with on terms satisfactory to the Offerors in their sole discretion.

The foregoing conditions are for the exclusive benefit of the Offerors and may be waived by either of them in whole or in part at any time. The foregoing conditions may be asserted by the Offerors regardless of the circumstances giving rise to any such condition. The failure by the Offerors at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed to be an ongoing right that may be asserted at any time and from time to time.

Any waiver of a condition or the termination or withdrawal of the Offer shall be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto, Ontario. The Offerors, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal and, to the extent required by applicable Law, cause the Depositary as soon as is practicable thereafter to notify the registered holders of Shares in the manner set forth under “Notice and Delivery” in Section 11 of the Offer. If the Offer is withdrawn, the Offerors shall not be obligated to take up any Shares deposited pursuant to the Offer, and the Depositary will promptly return all certificates for Deposited Shares and Letters of Transmittal, Notices of Guaranteed Delivery and related documents in its possession to the parties by whom they were deposited.

5.

Extension, Variation or Change in the Offer

The Offer is open for acceptance until the Expiry Time, unless the Offer is withdrawn or is extended by the Offerors.

Subject as hereinafter described, the Offerors may, in their sole discretion, at any time and from time to time, extend the Expiry Date or the Expiry Time or vary the Offer by giving written notice (or other communication subsequently confirmed in writing) of such extension or variation to the Depositary at its principal office in Toronto, Ontario. Upon the giving of such notice or other communication extending the Expiry Date or the Expiry Time, the Expiry Date or the Expiry Time, as applicable, shall be, and be deemed to be, so extended. Where required by Law, the Offerors, as soon as practicable thereafter, will cause the Depositary to provide a copy of the notice, in the manner set forth under “Notice and Delivery” in Section 11 of the Offer, to all registered holders of Shares whose Shares have not been taken up before the date of the extension or variation. The Offerors shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable Law. Such announcement will be made promptly, in the case of a variation, and in the case of an extension, no later than the earlier of (i) 9:00 a.m. (Toronto time) on the next Business Day after the previously scheduled Expiry Date, or (ii) the first opening of the TSX on the next trading day after the previously scheduled Expiry Date. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

Where the terms of the Offer are varied, the Offer Period will not expire before ten days after the notice of change or variation has been given to Shareholders, unless otherwise permitted by applicable Law and subject to abridgement or elimination of the Offer Period pursuant to such orders or other forms of relief as may be granted by any Governmental Entities. Notwithstanding the foregoing, if prior to the Expiry Time, the Offerors change the consideration offered pursuant to the Offer, reduce the percentage of the Shares sought or increase or decrease a dealer's soliciting fee, and if the Offer is scheduled to expire at any time earlier than the tenth Business Day from the date that notice of such change or variation is first published, mailed or given to Shareholders, the Offer will be extended at least until the expiration of such tenth Business Day.

If, before the Expiry Time, or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offerors or their affiliates unless it is a change in a material fact relating to the Northgate Common Shares), the Offerors will give written notice of such change to the Depositary at its principal office in Toronto, Ontario and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth under “Notice and Delivery” in Section 11 of the Offer, to all registered holders of Shares whose Shares have not been taken up under the Offer at the date of the occurrence of the change, if required by applicable Law. As soon as possible after giving notice of a change in information to the Depositary, the Offerors will make a public announcement and dissemination of the change in information to the extent and in the manner required by applicable Law and extend the Offer to the extent required by applicable Law. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto, Ontario.

Notwithstanding the foregoing but subject to applicable Law, the Offer may not be extended by the Offerors if all of the terms and conditions of the Offer (other than those waived by the Offerors) have been satisfied or complied with, unless the Offerors first take up all Shares then deposited under the Offer and not withdrawn.

During any such extension, or in the event of any variation or change in information, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offerors in accordance with the terms hereof, subject to the provisions set out under “Right to Withdraw Deposited Shares” in Section 7 of the Offer. An extension of the Expiry Time, a variation of the Offer or a change in information does not, unless otherwise expressly stated, constitute a waiver by the Offerors of any of their rights set out under “Conditions of the Offer” in Section 4 of the Offer.

If, before the Expiry Time, the consideration being offered for the Shares under the Offer is increased, such increased consideration will be paid to all depositing Shareholders whose Shares are taken up under the Offer, whether or not such Shares were taken up before the increase.

6.

Take up of and Payment for Deposited Shares

If all the conditions referred to under “Conditions of the Offer” in Section 4 of the Offer have been satisfied or waived at or before the Expiry Time, the Offerors will become obligated to take up Shares validly deposited under the Offer and not properly withdrawn, promptly following the Expiry Time, but in any event not later than ten days after the Expiry Date. The Offerors will be obligated to promptly pay for the Shares so taken up, but in any event not later than the earlier of (a) the tenth day after the Expiry Time, and (b) three Business Days after taking up such Shares. Any Shares deposited to the Offer after the first date on which Shares have been taken up by the Offerors but before the Expiry Date will be taken up and paid for promptly, and in any event within ten days of such deposit.

For the purposes of the Offer, the Offerors will be deemed to have taken up and accepted for payment Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offerors give written notice or other communication subsequently confirmed in writing to the Depositary at its office in Toronto, Ontario to that effect. The Offerors expressly reserve the right in their sole discretion to delay or otherwise refrain from taking up and paying for any Shares or to terminate the Offer and not take up or pay for any Shares pursuant to the Offer if any condition specified under “Conditions of the Offer” in Section 4 of the Offer is not satisfied or waived, by giving written notice thereof or other communication subsequently confirmed in writing to the Depositary at its office in Toronto, Ontario.

The Offerors also expressly reserve the right, in their sole discretion, to delay taking up and paying for Shares in order to comply, in whole or in part, with any applicable government regulatory approval. The ability of the Offerors to delay the payment for Shares that the Offerors have taken up may be limited by applicable Law. The Offerors will pay for Shares validly deposited pursuant to the Offer and not withdrawn by providing the Depositary with sufficient share certificates representing the Northgate Common Shares for transmittal to depositing Shareholders.

The Depositary will act as the agent of persons who have deposited Shares in acceptance of the Offer for the purposes of receiving payment from the Offerors and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares. Settlement with each Shareholder who has deposited Shares pursuant to the Offer will be made by the Depositary forwarding a  share certificate representing the Northgate Common Shares to which the depositing Shareholder is entitled.

Unless otherwise directed in the Letter of Transmittal, share certificates will be issued in the name of the registered holder of the Shares so deposited. Unless the person depositing the Shares instructs the Depositary to hold the share certificates for pick-up by checking the appropriate box in the Letter of Transmittal, such share certificates will be forwarded by first class insured mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the share certificates will be sent to the address of the holder as shown on the Share register maintained by Aurizon or its transfer agent. Share certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer.

7.

Right to Withdraw Deposited Shares

Except as otherwise provided in this Section 7 of the Offer, all deposits of Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Law, any Shares deposited in acceptance of the Offer may be withdrawn at the place of deposit by or on behalf of the depositing Shareholder:

(a)

at any time when the Shares have not been taken up by the Offerors;

(b)

if the Shares have not been paid for by the Offerors, within three Business Days after having been taken up; or

(c)

at any time before the expiration of ten days from the date upon which either:

(i)

a notice of change relating to a change which has occurred in the information contained in the Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offerors or their affiliates unless it is a change in a material fact relating to the Northgate Common Shares), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)

a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Shares where the Expiry Time is not extended for more than ten days), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities) and only if such Deposited Shares have not been taken up by the Offerors at the date of the notice.

Withdrawals of Shares deposited pursuant to the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit within the time limits indicated above. Notices of withdrawal: (i) must be made by a method, including a manually signed facsimile transmission, that provides the Depositary, as applicable, with a written or printed copy; (ii) must be signed by or on behalf of the person who signed the Letter of Transmittal accompanying (or Notice of Guaranteed Delivery in respect of) the Shares which are to be withdrawn; (iii) must specify such person's name, the number of Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the applicable Shares to be withdrawn; and (iv) must be actually received by the Depositary at the place of deposit of the applicable Shares (or Notice of Guaranteed Delivery in respect thereof). Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except in the case of Shares deposited for the account of an Eligible Institution. The withdrawal will take effect upon actual physical receipt by the Depositary of the properly completed and signed written notice of withdrawal.

Alternatively, if Shares have been deposited pursuant to the procedures for book-entry transfer in the United States, as set forth in “Manner of Acceptance — Acceptance by Book-Entry Transfer in the United States” in Section 3 of the Offer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and otherwise comply with DTC's procedures.

A withdrawal of Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary, as applicable, of the properly completed and executed written notice of withdrawal.

All questions as to the validity (including, without limitation, timely receipt) and form of notices of withdrawal will be determined by the Offerors in their sole discretion, and such determination will be final and binding. There will be no obligation on the Offerors, the Depositary or any other person to give any notice of any defects or irregularities in any withdrawal and no liability will be incurred by any of them for failure to give any such notice.

Withdrawals cannot be rescinded and any Shares withdrawn will thereafter be deemed to be not validly deposited for the purposes of the Offer. However, withdrawn Shares may be redeposited subsequently before the Expiry Time by following the procedures described under “Manner of Acceptance” in Section 3 of the Offer.

If the Offerors extend the period of time during which the Offer is open, are delayed in taking up the Shares or are unable to take up Shares for any reason, then, without prejudice to the Offerors' other rights under the Offer, the Depositary may, subject to applicable Law, retain on behalf of the Offerors all Deposited Shares and Distributions, and such Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section or pursuant to applicable Law.

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See “Offerees' Statutory Rights” in Section 26 of the Circular.

8.

Return of Deposited Shares

If any Deposited Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are deposited, certificates for unpurchased Shares will be returned to the depositing Shareholder as soon as is practicable following the termination or withdrawal of the Offer by either (i) sending new certificates representing Shares not purchased or by returning the deposited certificates (and other relevant documents) or (ii) in the case of Shares deposited by book-entry transfer of such Shares into the Depositary's account at DTC pursuant to the procedures set forth in “Manner of Acceptance — Acceptance by Book-Entry Transfer in the United States” in Section 3 of the Offer, such Shares will be credited to the depositing holder's account maintained with DTC. Certificates (and other relevant documents) will be forwarded by first-class mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by Aurizon or its transfer agent, as soon as practicable after the termination of the Offer.

9.

Mail Service Interruption

Notwithstanding the provisions of the Offer and Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, any relevant documents will not be mailed if the Offerors determine that delivery thereof by mail may be delayed. Persons entitled to any relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the Shares were deposited until such time as the Offerors have determined that delivery by mail will no longer be delayed. Notwithstanding the provisions set out under “Take up of and Payment for Deposited Shares” in Section 6 of the Offer, share certificates and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered upon being made available for delivery to the depositing Shareholder at the appropriate office of the Depositary. Notice of any determination regarding mail service delay or interruption made by the Offerors will be given in accordance with the provisions set out under “Notice and Delivery” in Section 11 of the Offer.

10.

Changes in Capitalization, Dividends and Distributions

If, on or after the date of the Offer, Aurizon should divide, combine, reclassify, consolidate, convert or otherwise change any of the Shares or its capitalization, or disclose that it has taken or intends to take any such action, the Offerors, in their sole discretion and without prejudice to their rights under “Conditions of the Offer” in Section 4 of the Offer, may make such adjustments as it considers appropriate to the purchase price and the other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor) to reflect that division, combination, reclassification, consolidation, conversion or other change. See “Extension, Variation or Change in the Offer” in Section 5 of the Offer.

Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offerors free and clear of all liens, charges, encumbrances, claims, equities and rights of others and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, property, rights (including SRP Rights), assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Shares, whether or not separated from the Shares, but subject to any Shares being validly withdrawn by or on behalf of a depositing Shareholder.

If, on or after the date of the Offer, Aurizon should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on, or declare, allot, reserve or issue any securities, rights or other interests with respect to any Share which is or are payable or distributable to Shareholders on a record date that is prior to the date of transfer into the name of the Offerors or their nominee or transferee on the register of Shareholders maintained by Aurizon or its transfer agent of such Shares following acceptance thereof for purchase pursuant to the Offer, then (and without prejudice to its rights under “Conditions of the Offer” in Section 4 of the Offer) the Offerors will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, right or other interest and may withhold all Northgate Common Shares payable by the Offerors pursuant to the Offer or deduct from the Northgate Common Shares payable by the Offerors pursuant to the Offer the amount or value thereof, as determined by the Offerors in their sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed under “Canadian Federal Income Tax Considerations” in Section 22 of the Circular.

11.

Notice and Delivery

Without limiting any other lawful means of giving notice and unless otherwise specified by applicable Laws, any notice that the Offerors or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid to the registered holders of Shares at their respective addresses appearing in the share register maintained by Aurizon or its transfer agent and, unless otherwise specified by applicable Law, will be deemed to have been delivered and received on the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services in Canada or the United States following mailing.

Except as otherwise permitted by applicable Law, if mail service is interrupted or delayed following mailing, the Offerors intend to make reasonable efforts to disseminate the notice by other means, such as publication. Subject to applicable Law, if post offices in Canada or the United States are not open for the deposit of mail, any notice which the Offerors or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if (a) it is given to the TSX or the AMEX for dissemination through their facilities; (b) it is published once in the National Edition of The Globe and Mail or The National Post, together with either The New York Times or The Wall Street Journal, and in a daily newspaper of general circulation in the French language in the City of Montréal, Québec; or (c) is given to the Canada News Wire Service and the Dow Jones News Service for dissemination through its facilities.

The Offer and Circular and the Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered holders of Shares by first class mail, postage prepaid or made in such other manner as is permitted by applicable regulatory authorities and the Offerors will use their reasonable efforts to furnish such documents to brokers, investment advisors, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by or on behalf of Aurizon in respect of the Shares or, if security position listings are available, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to the beneficial owners of Shares when such listings are received.

Wherever the Offer calls for documents to be delivered to the Depositary those documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Transmittal or at the address of the Depositary in Toronto, Ontario listed in the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at the particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12.

Market Purchases

In February 2006 Northgate acquired securities of Aurizon through the facilities of the TSX.  Details of such acquisitions are as follows:

Date	Number of Shares Purchased	Price per Share
		(Cdn.$)
February 13, 2006	44,900	$1.8982
February 14, 2006	157,000	$1.9122
February 24, 2006	188,100	$2.2872
February 27, 2006	125,000	$2.3938
Total	515,000

In March 2006, Northgate sold 515,000 of the securities of Aurizon which it held as follows, for gross proceeds of Cdn.$1,175,870:

Date	Number of Shares Sold	Price per Share
		(Cdn.$)
March 3, 2006	106,200	$2.4622
March 8, 2006	224,000	$2.1906
March 9, 2006	184,800	$2.2927
Total	515,000

Other than pursuant to the Offer, from the date of the announcement of the Offer, Northgate will not purchase Shares at any time at or before the Expiry Time.

Although the Offerors have no present intention to sell Shares taken up and paid for under the Offer, they reserve the right to make or to enter into an arrangement, commitment or understanding at or before the Expiry Time to sell any of such Shares after the Expiry Time.

13.

Other Terms of the Offer

(a)

No broker, dealer or other person has been authorized to give any information or make any representation on behalf of the Offerors or their affiliates other than as contained herein or in the accompanying Circular, and if any such information is given or made it must not be relied upon as having been authorized.

(b)

The Offer and all contracts resulting from the acceptance hereof shall be governed by, and construed in accordance with, the Laws of the Province of British Columbia and the Laws of Canada applicable therein. Each party to a contract resulting from an acceptance of the Offer unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

(c)

In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offerors by brokers or dealers licensed under the Laws of such jurisdiction.

(d)

The provisions of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

(e)

The Offerors, in their sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of the terms and conditions of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Shares.

(f)

The Offerors reserve the right to transfer to one or more affiliates of the Offerors the right to purchase all or any portion of the Shares deposited pursuant to the Offer but any such transfer will not relieve the Offerors of their obligations under the Offer and in no way will prejudice the rights of persons depositing Shares to receive payment for Shares validly deposited and accepted for payment pursuant to the Offer.

(g)

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the Laws of such jurisdiction. The Offerors may, in their sole discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

The Offer and the accompanying Circular together constitute the take-over bid circular required under Canadian securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated:  June 1, 2006

NORTHGATE MINERALS CORPORATION	NORTHGATE ACQUISITION ULC

(signed)	(signed)
KENNETH G. STOWE	KENNETH G. STOWE
President and Chief Executive Officer,	President and Chief Executive Officer,
Director	Director

CIRCULAR

The Circular is furnished in connection with the accompanying Offer dated June 1, 2006 by the Offerors to purchase the outstanding Shares, including Shares that may become outstanding after the date of the Offer but before the Expiry Time upon conversion, exchange or exercise of options or other securities of Aurizon that are convertible into or exchangeable or exercisable for Shares. Shareholders should refer to the Offer for details of its terms and conditions, including details as to payment and withdrawal rights. The terms and provisions of the Offer, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Schedules are incorporated into and form part of the Circular. Capitalized terms used in the Circular, where not otherwise defined herein, are defined in the Section entitled “Definitions”, unless the context otherwise requires.

The information concerning Aurizon contained in the Offer and Circular has been taken from or is based upon publicly available documents or records of Aurizon on file with Canadian securities regulatory authorities and other public sources at the time of the Offer. Although the Offerors have no knowledge that would indicate that any statements contained herein relating to Aurizon taken from or based upon such documents and records are untrue or incomplete, neither the Offerors nor any of their respective officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Aurizon taken from or based upon such documents and records, or for any failure by Aurizon to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to the Offerors. Unless otherwise indicated, information concerning Aurizon is given as at May 30, 2006.

1.

Northgate and Subco

Northgate is engaged in exploration, mine development and the mining and extraction of gold and copper in the Americas. Northgate's principal assets include its 100% interest in the Kemess South open pit mine and its associated infrastructure and mineral rights (“Kemess South”) and the adjacent Kemess North project (“Kemess North”) located in north-central British Columbia, Canada. The mineral rights cover an area of approximately 34,735 hectares and are held as four separate mining leases covering the Kemess South and Kemess North deposits.

Northgate's approach to the acquisition of mining properties has generally been to seek opportunities where, in its view, there is significant opportunity to improve existing mining operations or considerable potential to expand mineable reserves. Currently, Northgate is focusing its exploration activities on its land position surrounding the Kemess South mine and the Young-Davidson property.

On November 2, 2005 Northgate and Young-Davidson Mines, Limited announced the completion of their merger as announced on September 14, 2005. Young-Davidson became a wholly-owned subsidiary of Northgate and the shares of Young-Davidson were de-listed from the TSX Venture Exchange at the close of business on November 2, 2005. Pursuant to the merger agreement, Young-Davidson shareholders received 13,104,688 Northgate Common Shares and a total of 747,243 options and convertible securities. As a result of the merger, Northgate acquired a 8,771 acre package of exploration and mining claims along the prolific Kirkland–Larder Lake Gold Belt in north-eastern Ontario. The production history of these mines suggests that the area has excellent ground conditions for low–cost bulk underground mining, ore which yields high gold recoveries through a simple metallurgical process and geology that yields environmentally benign waste rock and tailings. The acquisition of Young-Davidson's gold property located in Ontario, Canada, diversified Northgate into another politically stable, mining friendly jurisdiction where there is community support for mining.

For the fiscal year ended December 31, 2005, Northgate had revenue of approximately $257.3 million and net earnings of approximately $32.9 million.

Northgate was incorporated under the Ontario Companies Act by Letters Patent dated January 7, 1919 under the name “Kirkland-Hudson Bay Gold Mines Limited”. In 1958, Northgate was reorganized and its name changed to “Northgate Exploration Limited”. A restated Certificate and Articles of Incorporation were issued to Northgate on August 3, 1984 pursuant to the Business Corporations Act (Ontario), which superseded the Letters Patent and all amendments thereto. In June 2001, Northgate obtained shareholder approval to continue into the Province of British Columbia pursuant to the provisions of the Company Act (British Columbia), which has since been superseded by the Business Corporations Act (British Columbia).  On May 14, 2004, the name of Northgate was subsequently changed to “Northgate Minerals Corporation”.

Northgate holds a number of its assets (including Kemess South, Kemess North and Young-Davidson Mines) through wholly-owned subsidiaries.  In order to simplify its structure and take advantage of a variety of tax synergies between its Canadian based assets, Northgate plans to amalgamate with one or more of its wholly owned subsidiaries within the next several months.

Northgate has reached a settlement with plaintiffs the Regional Water Quality Control Board for the Central Valley Region of California and the California Attorney General, and all other defendants named in a lawsuit alleging environmental violations in connection with an inactive gold mine located in Tuolumne County, California, known as the Jamestown Mine.  The settlement was signed by all parties, and thus became effective, as of May 12, 2006.  Under the terms of the settlement, the Northgate will pay the State of California $5,000,000 million by June 12, 2006.  Effective upon receipt of the settlement payment by the State, the Northgate will be released from all known and unknown claims related to the Jamestown Mine, and the State will dismiss the Northgate from the lawsuit with prejudice, thus bringing the matter to a close.

During May 2006, Northgate closed out 24,000 ounces of its gold forward sales position at a cost of $8,343,000.  The cost of closing out the position in advance of the original settlement dates for the forward sales contracts will be deferred and amortized over the period that the contracts were originally scheduled to settle (June 2006-September 2006).  The remaining gold forward sales position at May 30, 2006 was 90,000 ounces at a price of $307 per ounce.

Northgate's head office and principal place of business is 815 Hornby Street, Suite 406 Vancouver, British Columbia, Canada V6Z 2E6 (telephone: (604) 681-4004).

Northgate is a reporting issuer or the equivalent in all provinces and territories of Canada and files its continuous disclosure documents with the Canadian securities regulatory authorities and the SEC. Such documents are available at www.sedar.com and at www.sec.gov, respectively. Northgate's shares are listed on the TSX under the stock symbol “NGX” and on the AMEX under the stock symbol “NXG”.

Subco was formed as an unlimited liability company under the laws of the Province of Alberta on May 23, 2006 for the sole purpose of making the Offer. Subco is a wholly-owned subsidiary of Northgate.  To date, Subco has engaged in no activities other than those incidental to its organization and making the Offer. The registered head office of Subco is located at 2900-10180 101 St., Edmonton, Alberta  T5J 3V5 (telephone: (780) 423-7100).

2.

Aurizon

Aurizon is a Canadian-based gold exploration and mine development company with activities in the Abitibi region of north-western Québec, one of the world's most prolific gold and base metal regions. Aurizon has recently completed a positive feasibility study on its 100% owned Casa Berardi Project. Pre-production construction is currently underway and production at Casa Berardi is anticipated to commence in late 2006. Casa Berardi is accessible by road, has mining permits in place and is on the Hydro-Québec power grid. Aurizon also owns a 46% interest in the Dormex Project and a gold-indexed royalty on future production from the Beaufor Mine in Québec. Cambior Inc. owns the remaining 54% interest in the Dormex Project. Aurizon's properties are at various stages of exploration and development.

Aurizon was incorporated on April 8, 1988 as “343318 B.C. Ltd.” by filing a memorandum and articles with the Registrar of Companies under the Company Act (British Columbia). On August 10, 1988, Aurizon's name was changed to “Aurizon Mines Ltd”. Pursuant to a statutory arrangement carried out under the Company Act (British Columbia), Aurizon acquired all of the assets and assumed all of the liabilities of two predecessor companies, D'or Val Mines Ltd. and Perron Gold Mines Ltd., effective August 24, 1988.

The head office of Aurizon is located at Suite 900-510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada, telephone (604) 687-6600.

Aurizon is a reporting issuer or the equivalent in the Provinces of British Columbia, Alberta, Ontario and Québec and files its continuous disclosure documents with the Canadian securities regulatory authorities and the SEC. For further information regarding Aurizon, refer to Aurizon's filings which may be obtained through the SEDAR website at www.sedar.com and the SEC website at www.sec.gov.  Aurizon's Shares are listed on the TSX under the stock symbol “ARZ” and on the AMEX under the stock symbol “AZK”.

3.

Background to the Offer

In October 2005, the Chief Executive Officer of Northgate, Mr. Kenneth Stowe, contacted Mr. David Hall, the Chief Executive Officer of Aurizon, in order to explore Aurizon's interest in a potential business combination with Northgate.  This discussion was followed by a meeting on October 17, 2005, in Vancouver between Mr. Hall and Mr. Stowe.  At that meeting they agreed that the parties would exchange reciprocal confidentiality and standstill agreements to facilitate the exchange of various confidential information.  These agreements were executed by Northgate on October 19, 2005 and by Aurizon on October 24, 2005.

On November 17, 2005, prior to any exchange of confidential information, Mr. Stowe met with Mr. Ian Walton, Chief Financial Officer of Aurizon and based solely on publicly available information, presented an overview of the business of Northgate, its major assets, its strategy and Northgate's view of the mutual benefits to be gained from the combination of the two companies. On November 28, 2005 Mr. Hall met with Mr. Stowe and Mr. Chris Rockingham, Vice President, Business Development and Exploration of Northgate at the San Francisco Gold & Precious Metals Investor Conference, at which time Mr. Hall indicated that Aurizon was discussing the presentation that Mr. Stowe had made to Mr. Walton. Subsequently, on December 15, 2005, prior to any exchange of confidential information between the two companies, Mr. Hall informed Mr. Stowe by telephone that Aurizon did not wish to continue discussions with Northgate regarding a potential business combination.

On the basis that no confidential information had been provided to or received by either party, Northgate was of the view that the purpose of the reciprocal confidentiality and standstill agreements was frustrated and therefore Northgate terminated the obligations under these agreements. On December 19, 2005, the termination of these agreements was conveyed to Mr. Hall both verbally and in writing by Mr. Rockingham.

Northgate continued to believe in the strong strategic rationale for combining Northgate with Aurizon. As a result, at a Northgate board of directors meeting on February 3, 2006, the board of Northgate authorized the expenditure of up to Cdn. $7.5 million to purchase up to 3.5% of the outstanding Shares of Aurizon through open market purchases on the TSX. From February 13, 2006 to February 27, 2006, Northgate purchased 515,000 Shares of Aurizon at an average price of Cdn. $2.1648 per Share.

During the following weeks, Northgate management held several meetings and had discussions with representatives from its Canadian and U.S. legal counsel, its auditors and financial advisors in order to review Aurizon's public filings, consider tax issues and commence the preparation of regulatory filings for the purpose of considering an offer for all of Aurizon's Shares. This analysis and review was presented to the board of directors of Northgate for informational purposes on February 23, 2006. Subsequently, on March 1, 2006, after careful review of the timing of the offer and Northgate's strategic alternatives, Northgate decided that an offer for all of Aurizon would not be pursued at that time. Consequently, in early March, 2006, Northgate sold, through the facilities of the TSX, the 515,000 Shares it then held for an average price of Cdn.$2.2832 per Share.

Northgate continued to consider the value that could be created by a business combination with Aurizon and continued to monitor Aurizon. On May 19, 2006, the board of directors of Northgate met to review and consider making the Offer. The board of directors of Northgate subsequently met again on May 22, 2006 and after discussing various matters relating to the proposed transaction, the board of directors of Northgate unanimously approved the intention to make the Offer for all of Aurizon's Shares.

The intention to make the Offer was announced prior to the opening of the stock exchanges in Toronto and New York on May 23, 2006.

4.

Strategic Rationale

Northgate believes that the proposed business combination of Northgate and Aurizon will create a leading mid-tier gold producer with two producing gold mines in Canada and a market capitalization exceeding $1 billion. Northgate also believes that the New Northgate will have the management expertise and financial capability to efficiently fund current development projects and capitalize on other growth opportunities.

If the Offerors are successful and acquire 100% of the outstanding Shares, the New Northgate will have a strengthened competitive position, including in respect of the following (on a pro forma basis after giving effect to completion of the transaction):

Production: The New Northgate will have estimated production for 2007 of approximately 480,000 ounces of gold and approximately 76 million pounds of copper from the Kemess South mine and the Casa Berardi mine.

Reserves and Resources: The New Northgate will have 6.7 million ounces of proven and probable gold reserves, 3.9 million ounces of measured and indicated resources and 2.2 million ounces of Inferred Resources based on the respective 2005 year-end figures of Northgate and Aurizon's feasibility study for Casa Berardi. The New Northgate will also have proven and probable copper reserves of 1.8 billion pounds, with an additional 0.9 billion pounds of copper in the measured and indicated category as at December 31, 2005.

Growth Opportunities: Northgate currently has two advanced Canadian development projects, the Kemess North project in north-central British Columbia and the Young-Davidson project in Northern Ontario. Kemess North is currently in the permitting process.  A surface-based diamond drilling program is in progress at Young-Davidson and in April 2006 Northgate accelerated the development of the property by committing funds to design and permit an advanced underground exploration program. With the addition of the strong development and operating team at the Casa Berardi mine, the New Northgate will be well positioned to develop future growth opportunities.

Operating Expertise: Northgate has one of the most experienced operating teams in the industry and with the addition of the Casa Berardi operating team the New Northgate will be well positioned to capitalize on other exciting growth opportunities.

Low Cost Operator: Based on estimates published by Aurizon, the New Northgate will have an average net cash cost of production of approximately $141 per ounce during 2007 based on a copper price of $1.75 per pound (currently the copper price on the London Metal Exchange is in excess of $3 per pound). This would place the New Northgate in the lowest quartile of the net cash cost of production curve of world gold producers.

Financial Flexibility: Based on unaudited financial statements of both companies as at March 31, 2006 the New Northgate will have net cash of approximately $73.5 million. Following closing of the transaction, the robust balance sheet and strong cash flow of the combined entity will provide maximum financial flexibility.

Northgate believes that the Offer represents significant value to Aurizon's Shareholders; it provides Shareholders with a substantial premium to the price at which the Shares were trading prior to announcement of the Offer as well as substantially increased share trading liquidity. The New Northgate will have a more diversified asset base, thus reducing business risk, increasing annual gold production and providing greater access to capital.

5.

Purpose of the Offer

The purpose of the Offer is to acquire all of the outstanding Shares of Aurizon (which includes Shares which may become outstanding on the exercise of options and convertible securities). See also “Acquisition of Shares Not Deposited Pursuant to the Offer” in Section 21 of the Circular.

If the condition that at least 75% of the outstanding Shares (calculated on a fully diluted basis) are deposited to the Offer has been satisfied and the Offerors take up and pay for such Shares, the Offerors currently intend to effect a Subsequent Acquisition Transaction so the Offerors may thereby acquire all of the Shares that were not acquired by the Offerors under the Offer. The consideration offered under the Subsequent Acquisition Transaction will be at least equal to and in the same form as the consideration offered under the Offer. There can be no assurance that such a transaction will be completed.

If permitted by applicable Law, subsequent to the completion of the Offer and any Subsequent Acquisition Transaction, the Offerors intend to delist or request to delist the Shares from the Listing Exchanges and subject to applicable securities Laws, to cause Aurizon to cease to be a reporting issuer under the securities Laws of each province of Canada in which it is a reporting issuer and to cease to have public reporting obligations in any other jurisdiction where it currently has such obligations. See “Effect of the Offer on the Market for Shares; Stock Exchange Listing and Public Disclosure” in Section 18 of the Circular.

In the United States, the Shares are currently registered under the U.S. Exchange Act. Such registration may be terminated upon application by Aurizon to the SEC if the Shares are not listed on a U.S. national securities exchange or quoted on NASDAQ and there are fewer than 300 record holders of the Shares. The termination of registration of the Shares under the U.S. Exchange Act would substantially reduce the information required to be furnished by Aurizon to Shareholders and to the SEC and would make certain provisions of the U.S. Exchange Act, such as the disclosure requirements of the U.S. Sarbanes-Oxley Act of 2002 and the requirements of Rule 13e-3 under the U.S. Exchange Act with respect to “going-private” transactions, no longer applicable to Aurizon. In addition, “affiliates” of Aurizon and persons holding “restricted securities” of Aurizon might be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the U.S. Securities Act. The Offerors intend to seek to cause Aurizon to terminate registration of the Shares under the U.S. Exchange Act as soon as practicable after consummation of the Offer pursuant to the requirements for termination of registration of the Shares.

See “Acquisition of Shares Not Deposited Pursuant to the Offer” in Section 21 of the Circular.

6.

Plans for Aurizon

If the Offer is successful and the Offerors acquire 100% of the outstanding Shares, the Offerors intend to conduct a detailed review of Aurizon and its assets, corporate structure, dividend policy, capitalization, hedge book, operations, policies, management and personnel to determine what changes would be desirable in light of such review and the circumstances which then exist. The Offerors intend to integrate the operations of Aurizon into the operations of Northgate as soon as possible after the Offer has been completed. See “Strategic Rationale” in Section 4 of the Circular.

7.

Business Combination Risks

The combination of Northgate with Aurizon is subject to certain risks, including the following:

The Northgate Common Shares issued in connection with the Offer may have a market value different than expected.

The Offerors are offering to purchase Shares on the basis of 0.741 of a Northgate Common Share for each Share. Since the exchange ratio will not be adjusted to reflect any changes in the market value of Northgate Common Shares, the market values of the Northgate Common Shares and the Shares at the time of the take up of Shares under the Offer may vary significantly from the values at the date of the Offer and Circular or the date that Shareholders tender their Shares. If the market price of Northgate Common Shares declines, the value of the consideration received by Shareholders will decline as well. For example, during the twelve-month period ending on May 19, 2006 (the last trading day on the TSX prior to the date of the announcement of the Offer), the trading price of Northgate Common Shares on the TSX and the AMEX varied from a low of Cdn.$1.15 and $0.92 to a high of Cdn.$5.29 and $4.82 and ended that period at Cdn.$4.05 and $3.82, respectively. Variations like these may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Northgate, market assessments of the likelihood the Offer will be consummated, regulatory considerations, general market and economic conditions, gold price changes and other factors over which Northgate has no control. In addition, currency exchange rates may fluctuate and the prevailing exchange rate on the settlement date may be significantly different from the exchange rate on the date of the Offer and Circular or the date that Shareholders tender their Shares. These changes may significantly affect the value of the consideration received for tendered Shares.

The Offerors have not verified the reliability of the information regarding Aurizon included in, or which may have been omitted from, the Offer and Circular.

All historical information regarding Aurizon contained in the Offer and Circular, including all Aurizon financial information and all pro forma financial information reflecting the pro forma effects of a combination of Aurizon and Northgate derived in part from Aurizon's financial information, has been derived from Aurizon's publicly available information. Although the Offerors have no reason to doubt the accuracy or completeness of Aurizon's publicly disclosed information, any inaccuracy or material omission in Aurizon's publicly available information, including the information about or relating to Aurizon contained in the Offer and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies or adversely affect the operational plans of the combined company and its results of operations and financial condition.

Change of control provisions in Aurizon's agreements triggered upon the acquisition of Aurizon may lead to adverse consequences.

Aurizon may be a party to agreements that contain change of control provisions that may be triggered following completion of the Offer, since the Offerors will hold Shares representing a majority of the voting rights of Aurizon. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect Aurizon's results of operations and financial condition. Unless these change of control provisions are waived by the other party, the operation of any of these provisions could adversely affect the results of operations and financial condition of the combined company.

The integration of Northgate and Aurizon may not occur as planned.

The Offer is being made with the expectation that its successful completion and a subsequent combination of Aurizon with Northgate will result in increased earnings and cost savings for the combined company. This expectation is based on presumed synergies from consolidation and enhanced growth opportunities of the combined company. These anticipated benefits will depend in part on whether the operations, systems, management and cultures of Aurizon and Northgate can be integrated in an efficient and effective manner, the timing and manner of completion of a Subsequent Acquisition Transaction and whether the expected bases or sources of synergies do in fact produce the benefits anticipated. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company have not yet been made and may not have been fully identified. These decisions and the integration of the two companies will present significant challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, unanticipated costs and the loss of key employees. There can be no assurance that there will be operational or other synergies realized by the combined company, or that the integration of the two companies' operations, systems, management and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and reducing costs.

The market and listing for Shares may be affected.

The purchase of any Shares by the Offerors pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly, as well as the number of Shareholders, and, depending on the number of Shareholders depositing and the number of Shares purchased under the Offer, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining Shares held by the public. After the purchase of the Shares under the Offer, it may be possible for Aurizon to take steps towards the elimination of any applicable public reporting requirements under applicable securities legislation in any province of Canada or in the United States.

The rules and regulations of the TSX and the AMEX, respectively, establish certain criteria that, if not met, could lead to the delisting of the Shares from the TSX and/or the AMEX. Among such criteria are the number of shareholders, the number of shares publicly held and the aggregate market value of the shares publicly held. Depending on the number of Shares purchased pursuant to the Offer, it is possible that the Shares would fail to meet the criteria for continued listing on the TSX or the AMEX. If this were to happen, the Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Shares. The Offerors intend to cause Aurizon to apply to delist the Shares from the TSX and the AMEX as soon as practicable after the completion of the Offer or any Subsequent Acquisition Transaction.

Northgate has not paid dividends recently.

Northgate has not paid dividends on the Northgate Common Shares for a number of years. The decision to continue this policy will be determined by the board of directors of Northgate from time to time based upon, among other things, cash flow, the results of operations, the financial condition of Northgate and its subsidiaries, the need for funds to finance ongoing operations, compliance with credit arrangements and other instruments, and such other considerations as the board of directors considers relevant.  There is no guarantee that the combined company will pay dividends.

Shareholders of Aurizon will realize dilution of their interest.

Northgate will be issuing (on a fully diluted basis using Shares and options outstanding on March 31, 2006) up to 109,352,740 Northgate Common Shares under the Offer, resulting in Northgate having a total issued share capital of 324,110,336 Northgate Common Shares as at March 31, 2006. As a result of this issuance, the Shareholders' ownership interest in the combined company will be diluted. Based on the above, the Shareholders will hold approximately 34% of the Northgate Common Shares upon the completion of the Offer and any Subsequent Acquisition Transaction.

After the consummation of the Offer, Aurizon would become a majority-owned subsidiary of Northgate and the Offerors' interests could differ from that of the Shareholders.

After the consummation of the Offer, the Offerors would have the power to elect the directors, appoint new management, or approve certain actions requiring the approval of Shareholders, including adopting certain amendments to Aurizon's constating documents and approving mergers or sales of Aurizon's assets. In particular, after the consummation of the Offer, the Offerors intend to integrate Aurizon and the Offerors, by amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction for the purpose of enabling the Offerors or their affiliates to acquire all Shares not acquired pursuant to the Offer. In any of these contexts, the Offerors' interests with respect to Aurizon may differ from those of any remaining minority Shareholders who do not deposit their Shares.

The combination of the Offerors and Aurizon may not be successfully completed without the possibility of Shareholders exercising dissent and appraisal rights in connection with a Subsequent Acquisition Transaction.

In order for the Offerors to acquire all of the issued and outstanding Shares, it will likely be necessary, following the completion of the Offer, to effect a Subsequent Acquisition Transaction. A Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting Shareholders for their Shares. There is no assurance that a Subsequent Acquisition Transaction can be completed without Shareholders exercising dissent rights in respect of substantial number of Shares, which could result in the requirement to make a substantial cash payment that could have an adverse effect on Northgate's financial position and liquidity.

The Offer is conditional upon, among other things, the receipt of consents and approvals from governments that could delay completion of the Offer or impose conditions that could result in an adverse effect on the business or financial condition of the Offerors.

The Offer is conditional upon, among other things, the Offerors having obtained any government or regulatory approvals, consents and clearances necessary or deemed advisable by the Offerors including, without limitation, those under applicable competition, merger control, antitrust or other similar laws. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the approvals could have an adverse effect on the business, financial condition or results of operations of the Offerors.

Northgate is subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates, and if the Offer is successful, the Offerors may be exposed to increased environmental costs and liabilities given Aurizon's operations.

Each of Northgate and Aurizon is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices and remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities. Each of Northgate and Aurizon has established reserves for environmental remediation activities and liabilities. However, environmental matters cannot be predicted with certainty, and these amounts may not be adequate, especially in light of potential changes in environmental conditions or the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out additional compliance on certain sites not initially included in remediation in progress, and the potential liability of each of Northgate and Aurizon to remediate sites for which provisions have not been previously established. Such future developments could result in increased environmental costs and liabilities that could have a material adverse effect on Northgate's financial position and results of operations.

Northgate may not realize the benefits of the combined company's new projects.

As part of its strategy, Northgate will continue its efforts to develop new projects and will have an expanded portfolio of such projects as a result of the combination with Aurizon. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

Northgate may be subject to significant operating risks associated with its expanded operations and its expanded portfolio of projects.

If there are significant delays in the completion of projects and when they commence producing on a commercial and consistent scale, and/or their capital costs are significantly higher than estimated, these events could have a significant adverse effect on Northgate's results of operations, cash flow from operations and financial condition.

The issuance of a significant number of Northgate Common Shares and a resulting “market overhang” could adversely affect the market price of Northgate Common Shares after the take up of Shares under the Offer.

If all of the Shares are tendered to the Offer, a significant number of additional Northgate Common Shares will be available for trading in the public market. The increase in the number of Northgate Common Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Northgate Common Shares. Moreover, in the event that any Shareholder holding a significant percentage of Shares tenders its Shares to the Offer in exchange for Northgate Common Shares, such Shareholder will hold a significant percentage of Northgate Common Shares after such take up. The potential that such a Shareholder may sell its Northgate Common Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such Northgate Common Shares in the public market, could adversely affect the market price of the Northgate Common Shares.

In assessing the Offer, Shareholders should also carefully review the risks described in Northgate's Form 40-F/Annual Information Form. In addition, Aurizon may be subject to risks that are not applicable or material to Northgate at the present time, but that may apply to the combined company. Risk factors relating to Aurizon can be found in Aurizon's annual information form dated March 28, 2006 filed with the Canadian provincial securities regulatory authorities.

8.

Summary Historical and Unaudited Pro Forma Consolidated Financial Information

The following tables include a summary of (i) Northgate's historical consolidated financial information for the years ended December 31, 2003, 2004 and 2005 and for the three months ended March 31, 2006 and (ii) unaudited pro forma consolidated financial information for Northgate for the three months ended March 31, 2006 and for the year ended December 31, 2005. The historical financial information for the year ended December 31, 2003, 2004 and 2005 has been derived from Northgate's audited consolidated financial statements. The historical financial information for the three months ended March 31, 2006 has been derived from Northgate's unaudited consolidated financial statements. The unaudited pro forma consolidated financial information for Northgate has been derived from the unaudited interim consolidated financial statements of Northgate and Aurizon for the three months ended March 31 2006, the audited consolidated financial statements of Northgate and Aurizon for the year ended December 31, 2005 and such other supplementary information as was available to Northgate and considered necessary to give pro forma effect to the acquisition of Aurizon by the Offerors.

The summary unaudited pro forma consolidated financial statement information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements of Northgate, the accompanying notes thereto and the compilation report of KPMG LLP thereon included in the Circular. The summary unaudited pro forma consolidated financial statement information for Northgate gives effect to the proposed acquisition of Aurizon as if it had occurred as at March 31, 2006 for the purposes of the pro forma consolidated balance sheet information and as at January 1, 2005 for the purposes of the pro forma consolidated statements of operations for the periods ended December 31, 2005 and March 31, 2006. In preparing the unaudited pro forma consolidated financial statement information, management of Northgate has made certain assumptions that affect the amounts reported in the pro forma consolidated financial statement information. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer will differ from the pro forma information presented below. No attempt has been made to calculate or estimate the effect of harmonization of accounting policies or practices between Northgate and Aurizon due to the limited publicly available information. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma financial statement information. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Northgate and accompanying notes included in Schedule A to the Circular.

			Year Ended		Three Months Ended
	Year Ended	Year Ended	December 31, 2005		March 31, 2006
	December	December
	31, 2003	31, 2004
	As reported	As reported	As reported	Pro forma	As reported	Pro forma
	Northgate	Northgate	Northgate	Northgate	Northgate	Northgate

		(expressed in thousands of U.S. dollars)

Revenue	$168,602	$232,797	$257,302	$257,302	$85,059	$85,059
Cost of Sales	121,566	147,567	185,077	185,077	48,170	48,170
Administrative and general	3,873	6,083	6,128	8,877	3,135	3,990
Depreciation and depletion	34,058	36,160	38,904	38,975	9,971	9,991
Unrealized non-hedge derivative loss	–	–	–	–	–	6,181
Net interest	3,611	3,049	2,391	2,391	25	25
Exploration	3,408	3,134	3,915	3,915	944	944
Accretion of site closure and reclamation costs	572	894	1,183	1,183	375	375
Currency translation losses (gains)	(1,089)	92	(790)	(687)	(319)	(319)
Other	(174)	(348)	496	211	(29)	(97)
	165,825	196,631	237,304	239,942	62,272	69,260
Earnings before income taxes	2,777	36,166	19,998	17,360	22,787	15,799
Provision for income tax recovery (expense)	1,214	(4,911)	12,889	14,470	(1,052)	945
Net earnings before discontinued operations	3,991	31,255	32,887	31,830	21,735	16,744
Earnings from discontinued operations	–	–	–	3,125	–	–
Net earnings	$3,991	$31,255	$32,887	$34,955	$21,735	$16,744
Net earnings per share:
Basic	$0.02	$0.16	$0.16	$0.11	$0.10	$0.05
Diluted	0.02	0.16	0.16	N/A	0.10	N/A
Weighted average shares outstanding
Basic	197,712,564	200,065,821	202,789,310	312,142,050	214,353,524	323,706,264
Diluted	198,621,170	200,567,253	202,858,866	N/A	215,092,200	N/A

	As at	As at	As at	As at
	December 31, 2004	December 31, 2005	March 31, 2006	March 31, 2006
	As reported	As reported	As reported	Pro forma
	Northgate	Northgate	Northgate	Northgate
	(expressed in thousands of U.S. dollars)
ASSETS
Current Assets
Cash and cash equivalents	$49,257	$50,639	$63,441	$73,497
Restricted Cash	–	–	–	7,113
Concentrate settlements and other receivables	9,655	17,110	29,457	33,463
Prepaid Expenses	1,645	1,775	2,093	3,009
Inventory	12,906	15,019	17,313	18,120
Deferred hedging loss	–	4,561	1,747	1,747
	73,463	89,104	114,051	136,949
Future income tax asset	–	15,000	14,984	14,984
Mineral property, plant and equipment	180,669	177,966	168,956	273,870
Other assets	13,649	14,117	13,942	27,939
Unallocated purchase price	–	–	–	273,496
	$267,781	$296,187	$311,933	$727,238

LIABILITIES AND
SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$16,091	$19,556	$27,832	$36,330
Current portion of capital lease obligations	4,854	4,215	4,085	4,085
Current portion of long-term debt	21,000	13,700	–	–
	$41,945	$37,471	$31,917	40,415

Capital lease obligations	10,653	7,680	6,666	6,666
Long-term debt	22,500	–	–	12,509
Unrealized non-hedge derivative liabilities	–	–	–	6,110
Provision for site closure and reclamation costs	21,149	26,193	24,825	26,651
Future income tax liability	–	1,229	1,229	8,414
	$96,247	$72,573	$64,637	100,765
Shareholders' Equity[1]
Common shares	177,464	195,565	196,637	575,814
Warrants	8,613	8,715	8,613	8,613
Contributed surplus	667	1,657	2,634	2,634
Retained earnings (deficit)	(15,210)	17,677	39,412	39,412
	171,534	223,614	247,296	626,473
	$267,781	$296,187	$311,933	$727,238

1  Refer to Note 3 of the Pro Forma Financial Statements attached hereto as Schedule A.

Aurizon's financial information for the year ended December 31, 2003, 2004 and 2005 and for the three months ended March 31, 2006 may be found at www.sedar.com.  The Offerors are not aware of any information that indicates any material change in the affairs of Aurizon since the date of the last published interim financial statements of Aurizon.

9.

Certain Information Concerning Northgate and its Shares

Authorized and Outstanding Share Capital

The authorized share capital of Northgate consists of 100,000,000,000,000 common shares, 100,000,000,000,000 Class A Preference Shares, of which 100,000,000,000 Class A Preference Shares are designated Series 1 Shares and 100,000,000,000 Class A Preference Shares are designated Series 2 Shares and 100,000,000,000,000 Class B Preference Shares, all without par value.  As at May 19, 2006, there were 215,577,656 Northgate Common Shares issued and outstanding and no Preference Shares issued and outstanding.

Common Shares

The holders of Northgate Common Shares are entitled to one vote per share at meetings of shareholders and to receive dividends if, as and when declared by the directors of Northgate. In the event of voluntary or involuntary liquidation, dissolution or winding-up Northgate, after payment of all outstanding debts, the remaining assets of the Northgate available for distribution would be distributed rateably to the holders of the Northgate Common Shares. Holders of the Northgate Common Shares have no pre-emptive, redemption, exchange or conversion rights.

Class A Preference Shares as a Class

The Class A Preference Shares may at any time and from time to time be issued in one or more series. The Class A Preference Shares are entitled to a preference over the Northgate Common Shares and any other shares of  Northgate ranking junior to the Class A Preference Shares with respect to priority in the distribution of assets in the event of the liquidation, dissolution or winding-up of Northgate. If no series of Class B Preference Shares has been previously created, the board of directors may in the resolution creating the first series of Class A Preference Shares give the Class A Preference Shares of that series a preference over the Class B Preference Shares and any other shares ranking junior to the Class A Preference Shares with respect to priority in payment of dividends and in the event that such preference is so given, then such preference shall be carried by the Class A Preference Shares as a class and all subsequent series thereof.

Class B Preference Shares as a Class

The Class B Preference Shares may at any time and from time to time be issued in one or more series. The Class B Preference Shares are entitled to a preference over the Northgate Common Shares and any other shares of Northgate ranking junior to the Class B Preference Shares, with respect to priority in the distribution of assets in the event of the liquidation, dissolution or winding-up of Northgate. In the event that at the time of the resolution of the board of directors creating the first series of Class B Preference Shares, there is no series of Class A Preference Shares which has been created, or, if created, such series does not have a preference over the Class B Preference Shares with respect to priority in payment of dividends, then the Class B Preference Shares shall rank equally with the Class A Preference Shares and in priority to all other shares ranking junior to the Class A Preference Shares and the Class B Preference Shares with respect to the payment of dividends. If the board of directors has given the Class A Preference Shares a preference over the Class B Preference Shares with respect to priority in payment of dividends as described above, then the Class B Preference Shares and each series thereof shall be subordinate and subsequent to the Class A Preference Shares in accordance with the preference given to the Class A Preference Shares.

Common Share Purchase Warrants

As of April 30, 2006 Northgate had 38,182,338 transferable warrants to purchase Northgate Common Shares outstanding. The warrants were issued pursuant to indentures dated December 28, 2001 and June 25, 2002, each between Northgate and Computershare Investor Services Inc. Each warrant entitles the holder to purchase one Common Share of Northgate at a price of Cdn.$3.00 per share, subject to certain adjustments. The warrants are exercisable at any time prior to 5:00 p.m. (Toronto time) on December 28, 2006, after which time the warrants will expire.

  Pursuant to the merger with Young-Davidson, four series of Young-Davidson warrants were assumed by Northgate. As of March 31, 2006 all of these warrants were exercised.

Dividend and Dividend Policy

Northgate does not currently pay a dividend. The decision to continue this policy will be determined by the board of directors of Northgate from time to time based upon, among other things, cash flow, the results of operations, the financial condition of Northgate and its subsidiaries, the need for funds to finance ongoing operations, compliance with credit arrangements and other instruments, and such other considerations as the board of directors considers relevant.

Price Range and Trading Volumes of the Northgate Common Shares

The principal markets on which the Northgate Common Shares trade are the TSX and the AMEX. The following table sets forth, for the periods indicated, the reported high and low trading prices and the aggregate volume of trading of the Northgate Common Shares on the TSX and the AMEX:

	TSX			AMEX
Period	High	Low	Volume	High	Low	Volume
2006	(Cdn.$)	(Cdn.$)		(U.S.$)	(U.S.$)
May 1 to May 30	5.29	3.40	74,880,253	4.82	3.01	191,628,600
April	4.55	2.81	51,577,586	4.04	2.42	110,624,100
March	2.83	2.42	19,886,272	2.59	2.04	40,386,500
February	2.74	2.22	21,458,000	2.40	1.92	41,613,500
January	2.62	2.15	21,071,600	2.33	1.85	34,730,900

2005
December	2.15	1.77	21,726,300	1.85	1.52	29,437,900
November	1.97	1.50	17,833,110	1.69	1.28	21,056,500
October	1.63	1.45	6,429,900	1.39	1.22	12,229,600
September	1.68	1.37	34,444,400	1.44	1.17	24,272,400
August	1.56	1.37	10,606,040	1.30	1.15	10,694,200
July	1.50	1.31	3,337,450	1.22	1.05	6,685,800
June	1.52	1.30	12,420,300	1.23	1.04	14,627,300
May	1.39	1.15	14,115,500	1.11	0.92	18,229,800
April	1.75	1.34	8,402,800	1.44	1.07	12,816,900

__________________

Source:  TSX and AMEX Historical Data, Reuters Investor via Factiva.

_____________________

The closing price of the Northgate Common Shares on the TSX and the AMEX on May 19, 2006 and May 22, 2006, the last trading day on the TSX and the AMEX, respectively prior to the announcement of the Offer, was Cdn.$4.05 and $3.68 per share, respectively.  The closing price of the Northgate Common Shares on the TSX and the AMEX on May 30, 2006 was Cdn.$4.24 and $3.82 per share, respectively.

10.

Documents Incorporated by Reference

The following documents, filed with the various securities commissions or similar authorities in certain of the provinces of Canada, are specifically incorporated by reference into and form an integral part of the Offer and Circular:

(a)

the Form 40-F/Annual Information Form dated March 31, 2006;

(b)

the Management Information Circular of Northgate dated March 1, 2006 prepared in connection with the annual meeting of shareholders of Northgate held on May 3, 2006;

(c)

the audited consolidated financial statements of Northgate and the notes thereto as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, together with the report of the auditors thereon;

(d)

management's discussion and analysis of financial condition and results of operations of Northgate for the fiscal year ended December 31, 2005;

(e)

the unaudited consolidated financial statements of Northgate and the notes thereto as at March 31, 2006 and for the three months ended March 31, 2006 and 2005;

(f)

management's discussion and analysis of financial condition and results of operations of Northgate's first quarter ended March 31, 2006;

(g)

the material change report on Form 6-K dated May 23, 2006 relating to the Offerors' intention to make the Offer; and

(h)

the material change report on Form 6-K dated May 30, 2006 relating to Northgate's report on the first quarter ended March 31, 2006.

Information has been incorporated by reference in the Offer and Circular from documents filed with the securities commissions or similar authorities in Canada. Copies of these documents may be obtained on request without charge from Northgate at Suite 406, 815 Hornby Street, Vancouver, British Columbia, V6Z 2E6, telephone 604-681-4004 or may be obtained through the SEDAR website at www.sedar.com. For the purpose of the Province of Québec, the Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from  Northgate at the above-mentioned address and telephone number. Copies of all documents incorporated by reference in the Offer and Circular are available at www.northgateminerals.com.

All material change reports (excluding confidential reports), financial statements (including any report of the auditor, where applicable), management's discussion and analysis, annual information forms and information circulars filed by Northgate with securities commissions or similar authorities in the provinces of Canada after the date of the Circular and before the Expiry Time shall be deemed to be incorporated by reference into the Offer and Circular. Northgate is not aware of any information that indicates any material change in the affairs of Northgate since the date of the last published financial statements of Northgate.

Any statement contained in the Offer and Circular or a document incorporated or deemed to be incorporated by reference in the Offer and Circular shall be deemed to be modified or superseded for purposes of the Offer and Circular to the extent that a statement contained in the Offer and Circular or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the Offer and Circular modifies or supersedes such statement. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of the Offer and Circular, except as so modified or superseded.

Information contained in or otherwise accessed through Northgate's website, www.northgateminerals.com or any other website, does not form part of the Offer and Circular. All such references to the Northgate's website are inactive textual references only.

11.

Ownership of and Trading in Shares of Aurizon

Except for the purchases and sales by Northgate below, no securities of Aurizon have been purchased or sold during the six month period preceding the date of the Offer by the Offerors or the Offerors' directors or executive officers or, to the knowledge of such directors and executive officers after reasonable inquiry, by any of the Offerors' associates or affiliates, by any associate of the Offerors' directors or executive officers or by any person or company owning, directly or indirectly, more than 10% of any class of securities by the Offerors or any person acting jointly or in concert with the Offerors.

In February 2006, Northgate acquired securities of Aurizon through the facilities of the TSX.  Details of such acquisitions are as follows:

Date	Number of Shares Purchased	Price per Share
		(Cdn.$)
February 13, 2006	44,900	$1.8982
February 14, 2006	157,000	$1.9122
February 24, 2006	188,100	$2.2872
February 27, 2006	125,000	$2.3938
Total	515,000

In March 2006, Northgate sold 515,000 of the securities of Aurizon which it held as follows, for gross proceeds of Cdn.$1,175,870:

Date	Number of Shares Sold	Price per Share
		(Cdn.$)
March 3, 2006	106,200	$2.4622
March 8, 2006	224,000	$2.1906
March 9, 2006	184,800	$2.2927
Total	515,000

12.

Commitments to Acquire Shares of Aurizon

Other than pursuant to the Offer, there are no commitments to acquire Shares or other securities of Aurizon by the Offerors or their respective directors or senior officers or, to the knowledge of the directors and senior officers of the Offerors, after reasonable enquiry, by (i) any associates of a director or senior officer of the Offerors, (ii) any person or company acting jointly or in concert with the Offerors, or (iii) any person or company holding more than 10% of any class of equity securities of the Offerors.

13.

Arrangements, Agreements or Understandings

There are no arrangements or agreements made or proposed to be made between the Offerors and any of the directors or senior officers of Aurizon.

There are no contracts, arrangements or understandings, formal or informal, between the Offerors and any securityholder of Aurizon with respect to the Offer or between the Offerors and any person or company with respect to any securities of Aurizon in relation to the Offer.

14.

Acceptance of and Benefits from the Offer

No person referred to under “Ownership and Trading in Shares of Aurizon” in Section 11 of the Circular will receive any direct or indirect benefit from the consummation of the Offer or any Subsequent Acquisition Transaction or from accepting or refusing to accept the Offer, other than the consideration available to any Shareholder who participates in the Offer.

15.

Expenses of the Offer

The Offerors estimate the total amount of the fees and expenses related to the Offer to be approximately Cdn.$10,000,000.

16.

Material Changes and Other Information Concerning Aurizon

The Offerors have no information that indicates any material change in the affairs of Aurizon since the date of the last published financial statements of Aurizon other than as has been publicly disclosed by Aurizon. The Offerors have no knowledge of any material fact concerning securities of Aurizon that has not been generally disclosed by Aurizon or any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

17.

Certain Information Concerning Aurizon and Its Shares

Authorized and Outstanding Capital

The following is based on publicly available information disclosed by Aurizon. The authorized share capital of Aurizon consists of 600,000,000 shares without par value divided into 500,000,000 Shares and 100,000,000 Preferred Shares issuable in series. As at March 31, 2006, there were 145,114,548 Shares and no Preferred Shares issued and outstanding.

The Offerors understand that as at March 31, 2006 Aurizon had 2,460,000 options outstanding which, if exercised on that date, would give rise to the issuance of 2,460,000 Aurizon Common Shares.

The Offerors understand that there are no other rights, agreements or commitments of any nature requiring the issuance, sale or transfer by Aurizon of any Shares or any securities convertible into, or exchangeable or exercisable for, or that otherwise evidence a right to acquire any Shares, except the SRP Rights.

Dividends and Dividend Policy

According to publicly available information, Aurizon has not paid any dividend on its Shares.

Previous Distributions of Shares

The following is based on publicly available information disclosed by Aurizon. In the previous 5 years the following securities have been distributed by Aurizon:

Date of Offering	Security Offered	Price per Security	Total Gross Proceeds
		(Cdn.$)	(Cdn.$)
March 30, 2006	Flow Through Shares: 5,500,000	$2.75 per Flow Through Share	$15,125,000
December 2, 2005	Shares: 20,740,750	$1.35 per Share	$28,000,000
April 21, 2005	Flow Through Shares: 2,750,000 Shares: 583,333	$1.80 per Flow Through Share $1.50 per Share	$5,825,000
March 31, 2005	Flow Through Shares: 7,805,555 Shares: 3,638,888	$1.80 per Flow Through Share $1.50 per Share	$19,508,331
June 30, 2004	Flow Through Shares: 4,500,000 Broker Warrants: Broker Warrants entitling the holder to purchase 180,000 Shares at a price of $2.00 per Share prior to June 30, 2005	$2.00 per Flow Through Share	$9,000,000
September 10, 2003	Units: 11,500,000 Characteristics of Units: Each Unit was to be comprised of one Share and one half one share purchase warrant, with each full warrant entitling the purchase to acquire one Share at a price of $2.50 per Share on or before September 10, 2005	$2.00 per Unit	$23,000,000
August 21, 2003	Units: 740,740 Characteristics of Units: Each Unit was comprised of one Share and one half of one share purchase warrant. Each full warrant entitles the holder to acquire one Share at a price of $1.60 per Share on or before August 21, 2005	$1.35 per Unit	$1,000,000
May 9, 2003	Flow Through Shares: 3,700,000 Broker Warrants: Broker Warrants entitling the holder to purchase 222,000 Shares at a price of $1.35 per share on or before May 9, 2004	$1.35 per Flow Through Share	$4,995,000
December 23, 2002	Flow Through Shares: 5,185,185 Shares: 740,740 Broker Warrants: Broker Warrants entitling the holder to purchase 355,555 Shares at a price of $1.35 per Share on or before December 23, 2004	$1.35 per Flow Through Share $1.35 per Share	$8,000,000
June 25, 2002	Shares: 7,100,000 Broker Warrants: Broker Warrants entitling the holder to purchaser 426,000 Shares at a price of $1.32 per Share on or before June 25, 2004	$1.15 per Share	$8,165,000
April 18, 2002	Units: 8,350,000 Units, Characteristics of Units: Each Unit comprised of one Share and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one Share at a price of $0.65 per Share prior to June 30, 2003. Broker Warrants: Broker Warrants entitling the holder to purchaser 501,000 Units at a price of $0.62 per Share on or before June 30, 2003	$0.60 per Unit	$5,010,000

Based on publicly available information, the Offerors are not aware of any purchases of Shares, or other securities of Aurizon, by Aurizon.

Price Range and Trading Volumes of Shares

The principal markets on which the Shares trade are the TSX and the AMEX. The following table sets forth, for the periods indicated, the reported high and low trading prices and the aggregate volumes of trading of the Shares on the TSX and the AMEX:

	TSX			AMEX
Calendar Period	High	Low	Volume	High	Low	Volume
2006	(Cdn.$)	(Cdn.$)		(U.S.$)	(U.S.$)
May 1 to May 30	3.36	1.84	30,398,928	3.04	1.65	12,508,100
April	2.99	2.52	8,550,222	2.66	2.18	7,691,600
March	2.73	2.11	10,323,673	2.39	1.83	6,749,700
February	2.77	1.84	12,193,380	2.43	1.59	5,439,100
January	2.07	1.65	17,548,400	1.82	1.42	3,061,800

2005
December	1.78	1.28	8,916,750	1.54	1.10	3,024,300
November	1.48	1.25	3,907,550	1.23	1.06	671,000
October	1.50	1.23	1,255,210	1.31	1.04	785,000
September	1.60	1.23	2,489,520	1.35	1.01	1,000,400
August	1.38	1.17	1,404,670	1.14	0.96	608,800
July	1.29	1.10	1,496,020	1.05	0.91	503800
June	1.35	1.12	906,230	1.09	0.90	770,000
May	1.48	1.04	2,312,130	1.20	0.82	735,300
April	1.46	1.25	2,201,920	1.20	1.01	616,300

__________________

Source:  TSX and AMEX Historical Data, Reuters Investor via Factiva.

________________

The closing price of the Shares on the TSX and the AMEX on May 19, 2006 and May 22, 2006, being the last trading day on the TSX and the AMEX, respectively prior to the announcement of the Offer, was Cdn.$2.30 and U.S.$2.10, respectively.  The closing price of the Shares on the TSX and AMEX on May 30, 2006 was Cdn. $3.20 and U.S. $2.91 per share, respectively.

Based on the volume weighted average closing price of the Shares and the Northgate Common Shares on the TSX and the AMEX for the 10 trading days ended May 19, 2006 and May 22, 2006, the last trading day on the TSX and the AMEX, respectively before the announcement of the Offer, each Share is valued at Cdn.$2.57 and $2.25, respectively and each Northgate Common Share at Cdn.$4.52 and $4.00, respectively.  Based on these share prices, the Offer represents a premium of 30.5% and 31.7% over the value of the Shares for that period on the TSX and the AMEX, respectively.

18.

Effect of the Offer on the Market for Shares; Stock Exchange Listing and Public Disclosure

Market for Shares. The purchase of Shares by the Offerors pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares and, depending on the number of Shares purchased, could adversely affect the liquidity and market value of the remaining Shares held by the public.

Listing and Quotations. The rules and regulations of the Listing Exchanges on which the Shares are traded establish certain criteria which, if not met, could lead to the delisting of Shares from the Listing Exchanges. Among such criteria are the number of Shareholders, the number of Shares publicly held and the aggregate market value of the Shares publicly held. Depending upon the number of Shares purchased pursuant to the Offer, it is possible the Shares would fail to meet the criteria for continued listing on the Listing Exchanges. If this were to happen, the Shares could be delisted on one or more of the Listing Exchanges and this could, in turn, adversely affect the market or result in a lack of an established market for the Shares.

If the Offerors acquire the Shares not deposited pursuant to the Offer pursuant to a  Subsequent Acquisition Transaction, it is the intention of the Offerors to apply to delist the Shares from the Listing Exchanges as soon as practicable after completion of the Offer or a Subsequent Acquisition Transaction, if required.

Public Disclosure by Aurizon. After the purchase of the Shares under the Offer and Subsequent Acquisition Transaction, Aurizon may cease to be subject to the public reporting and proxy solicitation requirements of the BCBCA and the securities Laws of certain provinces of Canada and such other jurisdictions where Aurizon has similar obligations. Furthermore, it may be possible for Aurizon to request the elimination of the public reporting requirements of any province or jurisdiction where a small number of Shareholders reside. If permitted by Law, subsequent to the completion of the Offer and any Subsequent Acquisition Transaction, the Offerors intend to cause Aurizon to cease to be a reporting issuer under the securities Laws of British Columbia, Alberta, Ontario and Québec and to cease to have public reporting obligations in any other jurisdiction where it currently has such obligations.

In the United States, the Shares are currently registered under the U.S. Exchange Act. Such registration may be terminated upon application by Aurizon to the SEC if the Shares are not listed on a U.S. national securities exchange or quoted on NASDAQ and there are fewer than 300 record holders of the Shares. The termination of registration of the Shares under the U.S. Exchange Act would substantially reduce the information required to be furnished by Aurizon to Shareholders and to the SEC and would make certain provisions of the U.S. Exchange Act, such as the disclosure requirements of the U.S. Sarbanes-Oxley Act of 2002 and the requirements of Rule 13e-3 under the U.S. Exchange Act with respect to “going-private” transactions, no longer applicable to Aurizon. In addition, “affiliates” of Aurizon and persons holding “restricted securities” of Aurizon might be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the U.S. Securities Act. The Offerors intend to seek to cause Aurizon to terminate registration of the Shares under the U.S. Exchange Act as soon as practicable after consummation of the Offer pursuant to the requirements for termination of registration of the Shares.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the U.S. Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares could no longer be used as collateral for loans made by brokers. Northgate Common Shares are margin securities under the regulations of the Federal Reserve Board.

19.

Regulatory Matters

In connection with the Offer, the approval on terms satisfactory to the Offerors of various regulatory authorities having jurisdiction over the Offerors or Aurizon, and the Offerors' respective subsidiaries and their respective businesses, is required. The principal approvals required are described below.

Competition Act

The Competition Act requires a pre-merger notification to the Commissioner for transactions that exceed certain financial thresholds and, in the case of share acquisitions, that exceed an additional voting interest threshold. If a transaction is subject to pre-merger notification, a pre-merger filing must be submitted to the Commissioner and a waiting period must expire or be waived by the Commissioner before the proposed transaction may be completed. The Offeror may choose to file either a short form (generally with a 14-day waiting period) or a long form (with a 42-day waiting period). However, if the Offeror files a short form, the Commissioner may, within 14 days, require a long form to be filed, in which case the proposed transaction generally may not be completed until 42 days after the Offerors file a long form.

Upon receipt of a pre-merger notification from the Offerors, the Commissioner is required immediately to notify Aurizon that the Commissioner has received from the Offerors the prescribed short form information or prescribed long form information, as the case may be. Aurizon is required by the Competition Act to supply the Commissioner with the prescribed short form information within ten days after being so notified or the prescribed long form information within 20 days after being so notified, as the case may be. Although Aurizon is required to file certain information and documentary material with the Commissioner in connection with the Offer, neither Aurizon's failure to make such filings nor a request from the Commissioner for additional information or documentary material made to Aurizon will extend the waiting period.

The Commissioner's review of a transaction may take less than or longer than the statutory waiting period. Where the Commissioner completes her review of a notifiable transaction prior to the expiry of the applicable statutory waiting period and notifies the notifying parties that she does not, at that time, intend to make an application under the merger provisions of the Competition Act in respect of the proposed transaction, the statutory waiting period terminates.

Whether or not a pre-merger filing is required, the Commissioner may apply to the Competition Tribunal, a specialized tribunal empowered to deal with certain matters under the Competition Act, with respect to a “merger” (as defined in the Competition Act) and, if the Competition Tribunal finds that the merger is likely to prevent or lessen competition substantially, it may order that the merger not proceed or, in the event that the merger has been completed, order its dissolution or the disposition of some of the assets or shares involved. The Competition Tribunal also may issue an interim order under the Competition Act prohibiting the completion of the merger for a period of up to 30 days where the (a) Commissioner has certified that she is making an inquiry under the Competition Act in connection with the merger and that in her opinion more time is required to complete the inquiry, and (b) Competition Tribunal finds that, in the absence of an interim order, a party to the merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the merger on competition under the merger provisions of the Competition Act because that action would be difficult to reverse. The duration of such interim orders may be extended for an additional period of up to 30 days where the Competition Tribunal finds that the Commissioner is unable to complete her inquiry because of circumstances beyond her control.

The Commissioner may, upon request, issue an advance ruling certificate (“ARC”), where she is satisfied that she would not have sufficient grounds on which to apply to the Competition Tribunal under the merger provisions of the Competition Act. If the Commissioner issues an ARC in respect of a proposed transaction, that transaction is exempt from the pre-merger notification provisions. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued. Alternatively, the Commissioner may issue a “no action” letter following a notification or an application for an ARC, indicating that she is of the view that grounds do not then exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the proposed transaction, while preserving, during the three years following completion of the proposed transaction, her authority to so initiate proceedings should circumstances change.

The purchase of Shares pursuant to the Offer requires pre-merger notification to the Commissioner and the Offerors' acquisition of control of Aurizon would be a “merger” for the purposes of the merger provisions of the Competition Act. The Offerors have requested an ARC or a “no action” letter and on May 26, 2006 filed a short  form pre-merger notification.

The Offerors do not currently intend to take up or pay for Shares deposited pursuant to the Offer unless all applicable waiting periods under the Competition Act and any extensions thereof have expired or been waived without restraint or challenge and the Commissioner shall have issued a “no action” letter or the Commissioner shall have issued an ARC in respect of the acquisition of the Shares by the Offerors.

Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States)

The Offerors have determined that the Offerors do not have to make a filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States) (the “HSR Act”) in the United States to report their acquisition of Northgate Common Shares. However, it is possible that one or more Shareholders of Aurizon could have a filing obligation under the HSR Act to report its acquisition of Northgate Common Shares in the Offer, but only if HSR threshold tests would be satisfied and no HSR exemption would apply. In such a case, Northgate would have an HSR filing obligation to report the acquisition of certain of its Northgate Common Shares by a specific Aurizon Shareholder.

Canadian Securities Laws

The distribution of the Northgate Common Shares under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities Laws. While the resale of Northgate Common Shares issued under the Offer is subject to restrictions under the securities Laws of certain Canadian provinces and territories, Aurizon Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions.

20.

Shareholder Rights Plan

Aurizon is party to an amended and restated shareholder rights plan agreement, dated as of June 15, 2004 (the “Shareholder Rights Plan” or “Plan”), which will expire at the close of the annual meeting of shareholders occurring after June 15, 2007 unless the rights granted thereunder are earlier redeemed or exchanged.

The following is a summary of the terms of the Shareholder Rights Plan.  This summary is qualified in its entirety by the Shareholder Rights Plan (amending and restating the Shareholder Rights Plan Agreement dated December 14, 2000), a copy of which is available on www.sedar.com. Capitalized terms not defined in this summary have the same meanings as in the Plan.

One right (a “SRP Right”) was issued for each Aurizon Common Share outstanding as at 4:00 p.m. (Vancouver time) on December 14, 2000, the date of implementation of the original plan, and one SRP Right was issued and will continue to be issued for each additional Aurizon Common Share issued thereafter and will continue to be issued prior to the earlier of the Separation Time (as defined below) and the Expiration Time.  Each SRP Right will entitle the holder to purchase from Aurizon one Aurizon Common Share at a price of $20.00, subject to certain anti-dilution adjustments.  The SRP Rights, however, will not be exercisable until the Separation Time.  Upon the occurrence of a Flip-in Event (as defined below), each SRP Right will entitle the holder to purchase for $20.00 Aurizon Common Shares having a market price of $40.00.

Until the Separation Time, the SRP Rights will trade together with the Aurizon Common Shares, will be represented by the Aurizon Common Share certificates and will not be exercisable.  After the Separation Time, the SRP Rights will become exercisable, will be evidenced by SRP Rights certificates (“Rights Certificates”) and will be transferable separately from the Aurizon Common Shares.

The Separation Time is defined in the Shareholder Rights Plan as the close of business on the eighth trading day after the earlier of:

(i)

the Stock Acquisition Date; and

(ii)

the date of the commencement of, or first public announcement (provided such announcement is made after the Record Time) of, the intent of any Person (other than Aurizon or any subsidiary of Aurizon) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid;

or such later time as may be determined by the Board of Directors;

A Permitted Bid is defined in the Shareholder Rights Plan as a Take-over Bid which is deemed by the Board of Directors at any time to be a Permitted Bid, or which is made by means of a Take-over Bid circular and which also complies with the following additional provisions;

(i)

the Take-over Bid is made to all holders of the Voting Shares as registered on the books of Aurizon, other than the offeror;

(ii)

the Take-over Bid is an offer to acquire all of the Voting Shares other than those Beneficially Owned by the offeror;

(iii)

the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than 60 days after the date of the Take-over Bid and only if at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iv)

the Take-over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time between the date of the Take-over Bid and the date on which Voting Shares may be taken up and paid for and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(v)

The Take-over Bid contains an irrevocable and unqualified provision that if, on the date on which Voting Shares may be taken up and paid for, more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited pursuant to the Take-over Bid and not withdrawn, the offeror will make a public announcement of that fact and the Take-Over Bid will remain open for deposits of Voting Shares for not less than 10 Business Days from the date of such public announcement;

If an offeror successfully completes a Permitted Bid, the Shareholder Rights Plan provides that the SRP Rights will be redeemed at $0.00001 per SRP Right.

Shareholders' approval at a meeting is not required for a Permitted Bid.  Instead, Shareholders of Aurizon will initially have 60 days to deposit their Shares.  If more than 50% of the outstanding Aurizon Common Shares of Aurizon (other than Common Shares Beneficially Owned by the offeror on the date of the Take-over Bid) have been deposited and not withdrawn by the end of such 60-day period, the Permitted Bid must be extended for a further period of 10 days to allow initially disapproving Shareholders to deposit their Shares if they so choose.

The Board of Directors may waive the application of the Shareholder Rights Plan to a bid by Take-over Bid circular, thereby allowing such bid to proceed without dilution of the offeror, and in that case will be deemed to have waived the application of the Shareholder Rights Plan to all other contemporaneous bids made by Take-over Bid circular.

Under the Shareholder Rights Plan, a Flip-in Event is any transaction or event in which any person becomes an “Acquiring Person”, as such term is defined in the Shareholder Rights Plan.  Except as set out below, from and after the close of business on the eighth trading day following the “Stock Acquisition Date”, as such term is defined in the Shareholder Rights Plan:

(a)

any SRP Rights Beneficially Owned by the Acquiring Person and affiliates, associates and transferees of the Acquiring Person or any person acting jointly or in concert with the Acquiring Person will become void; and

(b)

each SRP Right (other than SRP Rights which are void) will entitle the holder thereof to purchase Common Shares having a market price of $40 for $20.

Accordingly, a Flip-in Event that is not approved by the Board of Directors will result in significant dilution to an Acquiring Person.  The Board may at any time prior to the occurrence of a Flip-in Event, elect to redeem all of the outstanding SRP Rights at a redemption price of $0.00001 per Right.

It is a condition of the Offer that the Offerors shall have determined in their sole discretion that, on terms satisfactory to the Offerors: (i) the Board of Directors shall have waived the application of the Shareholder Rights Plan to the purchase of Shares by the Offerors under the Offer and any Subsequent Acquisition Transaction; (ii) a cease trade order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Aurizon Common Shares upon the exercise of the SRP Rights in relation to the purchase of Shares by the Offerors under the Offer or any Subsequent Acquisition Transaction; (iii) a court of competent jurisdiction shall have ordered that the SRP Rights are illegal or of no force or effect or may not be exercised in relation to the Offer or any Subsequent Acquisition Transaction; or (iv) the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Shares with respect to the Offer and any Subsequent Acquisition Transaction. See “Conditions of the Offer” in Section 4 of the Offer.

21.

Acquisition of Shares Not Deposited Pursuant to the Offer

It is the Offerors current intention that if they take up and pay for Shares deposited pursuant to the Offer, they will enter into one or more transactions to enable the Offerors to acquire all Shares not acquired pursuant to the Offer. There is no assurance that such transactions will be completed.

Subsequent Acquisition Transaction

If the Offerors take up and pay for Shares validly deposited to the Offer, the Offerors currently intend to take all necessary steps to continue Aurizon under the laws of Alberta and amalgamate Aurizon with Subco pursuant to which Shareholders who have not tendered their Shares under the Offer would receive 0.741 of a Northgate Common Share directly from Northgate in exchange for each Share held. It is the Offerors' intention that such amalgamation satisfy the requirements for qualifying, together with the Offer as a single integrated transaction, as a reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended, for United States federal income tax purposes (a “Subsequent Acquisition Transaction”). The timing and details of any such transaction will depend on a number of factors, including the number of Shares acquired pursuant to the Offer.

Provided that at least 75% of the outstanding Shares on a fully diluted basis are deposited to the Offer (which is a condition of the Offer) and the Offerors take up and pay for such Shares, the Offerors will own sufficient Shares to effect such a Subsequent Acquisition Transaction.

A Subsequent Acquisition Transaction described above may constitute a “business combination” or a “going private transaction” within the meaning of certain applicable Canadian securities legislation including OSC Rule 61-501 and AMF Regulation Q-27. Under OSC Rule 61-501 and AMF Regulation Q-27, subject to certain exceptions, a Subsequent Acquisition Transaction may constitute a “business combination” or a “going private transaction” if it would result in the interest of a holder or beneficial owner of Shares being terminated without such holder's or beneficial owner's consent, irrespective of the nature of the consideration provided in substitution therefor. The Offerors expect that any Subsequent Acquisition Transaction relating to Shares will be a “business combination” or a “going private transaction” under OSC Rule 61-501 and AMF Regulation Q-27.

In certain circumstances, the provisions of OSC Rule 61-501 and AMF Regulation Q-27 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” or a “going private transaction” carried out in accordance with OSC Rule 61-501 and AMF Regulation Q-27 or an exemption therefrom, the “related party transaction” provisions therein do not apply to such transaction. The Offerors intend to carry out any such Subsequent Acquisition Transaction in accordance with OSC Rule 61-501 and AMF Regulation Q-27, or any successor provisions, or exemptions therefrom, such that the “related party transaction” provisions of OSC Rule 61-501 and AMF Regulation Q-27 will not apply to such Subsequent Acquisition Transaction.

OSC Rule 61-501 and AMF Regulation Q-27 provide that unless exempted, a corporation proposing to carry out a business combination or a going private transaction is required to prepare a formal valuation of the Shares (and, subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the Shares a summary of such valuation or the entire valuation. In connection therewith, the Offerors intend to rely on any exemption then available or to seek waivers pursuant to OSC Rule 61-501 and AMF Regulation Q-27 exempting the Offerors or Aurizon or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under OSC Rule 61-501 and AMF Regulation Q-27 for certain business combinations or going private transactions completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering Shareholders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents. The Offerors currently intend that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration offered under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date and, accordingly, the Offerors expect to rely on these exemptions.

Depending on the nature and the terms of the Subsequent Acquisition Transaction, the provisions of the BCBCA may require the approval of at least 75% of the votes cast by holders of the outstanding Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. OSC Rule 61-501 and AMF Regulation Q-27 would in effect also require that, in addition to any other required securityholder approval, in order to complete a business combination or a going private transaction, the approval of a majority of the votes cast by “minority” holders of the Shares must be obtained unless an exemption is available or discretionary relief is granted by the OSC and the AMF. In relation to any Subsequent Acquisition Transaction, the “minority” holders will be, subject to any available exemption or discretionary relief granted by the OSC and the AMF, as required, all Shareholders other than the Offerors, any “related party” of the Offerors or any other “interested party” (within the meaning of OSC Rule 61-501 and AMF Regulation Q-27) including any director or senior officer of the Offerors, affiliate or insider of the Offerors or any of their directors or senior officers or any person acting jointly or in concert with any of the foregoing.

OSC Rule 61-501 and AMF Regulation Q-27 also provide that the Offerors may treat Shares acquired pursuant to the Offer as “minority” shares and vote them, or consider them voted, in favour of a Subsequent Acquisition Transaction that is a business combination or a going private transaction, provided that, among other things, (a) the business combination or going private transaction is completed not later than 120 days after the Expiry Date; (b) the consideration for each security in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Offer; and (c) the Shareholder who tendered such Shares to the Offer was not (i) acting jointly or in concert with the Offerors in respect of the Offer, (ii) a direct or indirect party to any “connected transaction” (as defined in OSC Rule 61-501) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (as defined in OSC Rule 61-501) or consideration per security that is not identical in amount and form to the entitlement of Shareholders in Canada. The Offerors currently intend that the consideration offered under any Subsequent Acquisition Transaction proposed by them would be equal in value to, and in the same form as, the consideration offered under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date and, accordingly, the Offerors intend to cause Shares acquired pursuant to the Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction.

In addition, under OSC Rule 61-501 and AMF Regulation Q-27, if, following the Offer, the Offerors and their affiliates are the beneficial owners of 90% or more of the Shares at the time the business combination or going private transaction is initiated, the requirement for minority approval under OSC Rule 61-501 and AMF Regulation Q-27 would not apply to the transaction if an enforceable right to dissent and seek fair value or a substantially equivalent right is made available to the minority Shareholders.

Any Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their Shares under Section 238 of the BCBCA and Section 191 of ABCA.  If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their Shares. The fair value of Shares so determined could be more or less than the amount paid per Share pursuant to the Subsequent Acquisition Transaction or the Offer.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See “Canadian Federal Income Tax Considerations” in Section 22 of the Circular and “United States Federal Income Tax Considerations” in Section 23 of the Circular. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

The timing and details of any Subsequent Acquisition Transaction involving Aurizon will necessarily depend on a variety of factors, including the number of Shares acquired pursuant to the Offer. Although the Offerors currently intend to propose a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Shares acquired under the Offer, delays in the Offerors' ability to effect such a transaction, information hereafter obtained by the Offerors, changes in general economic, industry, regulatory or market conditions or in the business of Aurizon, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. The Offerors expressly reserve the right not to propose a  Subsequent Acquisition Transaction involving Aurizon.

Rule 13e-3 under the U.S. Exchange Act is applicable to certain “going-private” transactions in the United States and may under certain circumstances be applicable to a Subsequent Acquisition Transaction. The Offerors believe that Rule l3e-3 should not be applicable to a Subsequent Acquisition Transaction unless the Subsequent Acquisition Transaction, as the case may be, is consummated more than one year after the termination of the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning Aurizon and certain information relating to the fairness of the Subsequent Acquisition Transaction, as the case may be, and the consideration offered to minority Shareholders be filed with the SEC and distributed to minority Shareholders before the consummation of any such transaction.

The foregoing discussion of certain provisions of the U.S. Exchange Act is not a complete description of the U.S. Exchange Act or such provisions thereof and is qualified in its entirety by the reference to the U.S. Exchange Act.

If the Offerors are unable or decide not to effect a Subsequent Acquisition Transaction, or propose a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, the Offerors will evaluate their other alternatives. Such alternatives could include, to the extent permitted by applicable Law, purchasing additional Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Aurizon, or taking no actions to acquire additional Shares. Subject to applicable Law, any additional purchases of Shares could be at a price greater than, equal to, or less than the price to be paid for Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offerors may take no action to acquire additional Shares, or may even sell or otherwise dispose of any or all Shares acquired pursuant to the Offer, on terms and at prices then determined by the Offerors, which may vary from the price paid for Shares under the Offer.

Judicial Developments

Prior to the pronouncement of OSC Rule 61-501 (or its predecessor OSC Policy 9.1) and AMF Regulation Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions which constituted going private transactions or business combinations within the meaning of OSC Rule 61-501 and AMF Regulation Q-27. The Offerors have been advised that more recent notices and judicial decisions indicate a willingness to permit business combinations to proceed subject to compliance with requirements intended to ensure procedural and substantive fairness to the minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination or going private transaction.

22.

Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations generally applicable to Shareholders who dispose of their Shares pursuant to the Offer or pursuant to certain transactions described in “Acquisition of Shares Not Deposited Pursuant to the Offer” in Section 21 of this Circular.

This summary is based upon the current provisions of the Tax Act, as at the date hereof and counsel's understanding of the current administrative practices of the CRA. This summary takes into account all specific proposals to amend the Tax Act that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), but does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in administrative practices of the CRA. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all. This summary does not take into account the tax legislation of any province or territory of Canada or any non-Canadian jurisdiction. Provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

This summary is based on the assumption that if the SRP Rights are acquired by the Offerors, there is no value to the SRP Rights, and no amount of the consideration to be paid by the Offerors will be allocated to the SRP Rights. The Tax Act contains certain provisions relating to securities held by certain financial institutions (the “mark-to-market rules”). This summary does not take into account the mark-to-market rules and Shareholders that are financial institutions for the purposes of those rules should consult their own tax advisors. This summary is not applicable to Shareholders an interest in which would be a “tax shelter investment”, as defined in the Tax Act, and any such Shareholder should consult their own tax advisers.

The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other taxes of any country, province, territory, state or local tax authority.

Residents of Canada

The following portion of the summary is applicable to Shareholders who, at all relevant times, are resident in Canada for purposes of the Tax Act, who hold their Shares, and will hold Northgate Common Shares, as “capital property”, who are not “affiliated” with the Offerors and who deal at arm's length with the Offerors and Aurizon for purposes of the Tax Act (a “Resident Shareholder”). Shares will generally constitute capital property to a holder thereof unless the holder holds such Shares in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities or has acquired such Shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Shareholders whose Shares might not otherwise qualify as capital property may make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

Shareholders who do not hold their Shares as capital property should consult their own tax advisors regarding their particular circumstances, as the following summary does not apply to such Shareholders.

Sale of Shares Under the Offer

Sale to Subco

A Resident Shareholder whose Shares are taken up and paid for by Subco will be considered to have disposed of such Shares for proceeds of disposition equal to the fair market value as at the time of acquisition of the Northgate Common Shares received by such Shareholder on the exchange. As a result, the Resident Shareholder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Shareholder of such Shares. The cost to a Shareholder of any Northgate Common Shares acquired in exchange for such Shares will be equal to the fair market value of such Northgate Common Shares immediately before the exchange. Such cost of the Northgate Common Shares will generally be averaged with the adjusted cost base to that holder of any other Northgate Common Shares held by the holder at that time as capital property. The tax treatment of capital gains and capital losses is discussed below under the heading “Taxation of Capital Gains and Capital Losses”.

Sale to Northgate

Eligible Holders are eligible to tender Shares to Northgate for the purpose of achieving a tax-deferred exchange for Canadian federal income tax purposes. An Eligible Holder is a Shareholder who is (a) a resident of Canada for the purposes of the Tax Act, holds shares as capital property and who is not exempt from tax on income under the Tax Act, or (b) a non-resident of Canada for the purposes of the Tax Act, whose Shares constitute “taxable Canadian property” (as defined by the Tax Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of Shares by reason of an exemption contained in an applicable income tax treaty or convention, or (c) a partnership if one or more members of the partnership are described in (a) or (b).

An Eligible Holder who transfers Shares to Northgate for Northgate Common Shares under the Offer will be deemed to have disposed of such Shares for proceeds of disposition equal to the adjusted cost base to the Eligible Holder of such Shares immediately before the exchange, and to have acquired the Northgate Common Shares received in exchange for such Shares at a cost equal to that amount, unless the Eligible Holder elects to treat the exchange as a taxable transaction as described below. The cost of the Northgate Common Shares so acquired will generally be averaged with the adjusted cost base to the Eligible Holder of any other Northgate Common Shares held by the Eligible Holder at that time as capital property.

A Resident Shareholder may elect to treat the transfer of a Share to Northgate for 0.741 Northgate Common Shares as a taxable transaction by including in computing the Resident Shareholder's income for the taxation year in which the exchange occurs any portion of the capital gain or capital loss, otherwise determined, from the disposition of the Shares so exchanged, and by reporting such inclusion in the Resident Shareholder's income tax return for such year. The capital gain (or capital loss) realized on such exchange will be equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Shareholder of the Shares immediately before such exchange. The cost to the Resident Shareholder of the Northgate Common Shares received in exchange for such Shares will be equal to the fair market value of the Northgate Common Shares immediately before the exchange. Such cost will generally be averaged with the adjusted cost base to such holder of any other Northgate Common Shares held by such holder at that time as capital property. The taxation of capital gains and capital losses is described below.

Taxation of Capital Gains and Capital Losses

One-half of any capital gain (“taxable capital gain”) must be included in a shareholder's income for the year of disposition. One-half of any capital loss (“allowable capital loss”) must be deducted by the holder from taxable capital gains for the year of disposition. Any allowable capital losses in excess of taxable capital gains for the year of disposition generally may be carried back up to three years or forward indefinitely and deducted against net taxable capital gains in such other years to the extent and under the circumstances described in the Tax Act.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.

A Resident Shareholder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on its “aggregate investment income” for the year which will include an amount in respect of taxable capital gains.

If the Resident Shareholder of a Share is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of such share may be reduced by the amount of dividends received or deemed to have been received by it on such share to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns Shares. Shareholders to whom these rules may be relevant should consult their own tax advisors.

Subsequent Acquisition Transaction

As described in “Acquisition of Shares Not Deposited Pursuant to the Offer — Subsequent Acquisition Transaction” in Section 21 of the Circular, if the Offerors do not acquire all of the Shares pursuant to the Offer, the Offerors intend to continue Aurizon under the laws of Alberta and amalgamate Aurizon with Subco pursuant to which Shareholders who have not tendered their Shares under the Offer would receive 0.741 Northgate Common Shares directly from Northgate in exchange for each Share.

Resident Shareholders would not realize a capital gain or capital loss as a result of the exchange, and the cost of the Northgate Common Shares received would be the aggregate of the adjusted cost base of the Shares to the holder immediately before the amalgamation.

Under the current administrative practice of the CRA, Resident Shareholders who exercise their right of dissent in respect of an amalgamation should be considered to have disposed of their Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Shareholder therefore, other than interest awarded by the court.  Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Resident Shareholder would be treated entirely as proceeds of disposition or in part as the payment of a deemed dividend, dissenting Resident Shareholders should consult with their own tax advisors in this regard.  Any interest awarded to a Resident Shareholder by a court will generally be included in the Resident Shareholder's income for purposes of the Tax Act.

Holding and Disposing of Northgate Common Shares

Dividends on Northgate Common Shares

In the case of a Resident Shareholder who is an individual, dividends received or deemed to be received on the Northgate Common Shares will be included in computing the Resident Shareholder's income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. On May 2, 2006, the Minister of Finance (Canada) tabled in the House of Commons a Notice of Ways and Means Motion confirming his intention to introduce an enhanced federal gross-up and dividend tax credit for “eligible dividends” paid after 2005 and received by individuals resident in Canada.  If legislation is enacted as described in the Notice of Ways and Means Motion, dividends received or deemed to be received on the Northgate Common Shares by Resident Shareholders may qualify for the enhanced gross-up and dividend tax credit.

A Resident Shareholder that is a corporation will include any dividends received or deemed to be received on the Northgate Common Shares in computing its income and will generally be entitled to deduct the amount of such dividends in computing its taxable income.  A Resident Shareholder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% of dividends received or deemed to have been received on the Northgate Common Shares to the extent that such dividends are deductible in computing the Resident Shareholder's taxable income.

Disposition of Northgate Common Shares

A disposition or deemed disposition of a Northgate Share by a Resident Shareholder will generally result in a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of such share immediately before the disposition. The taxation of capital gains and capital losses is described above under the heading “Taxation of Capital Gains and Capital Losses”.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada, is not affiliated with the Offerors for the purposes of the Tax Act, deals at arm's length with the Offerors and Aurizon for the purposes of the Tax Act, holds Shares, and will hold Northgate Common Shares, as capital property and does not use or hold, and is not deemed to use or hold Shares in connection with carrying on business in Canada (a “Non-Resident Shareholder”). Special rules, which are not discussed in this summary, may apply to a non-resident Shareholder that is an insurer that carries on an insurance business in Canada and elsewhere.

Sale of Shares Under the Offer

A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Shares under the Offer unless the Shares constitute “taxable Canadian property” to the Non-Resident Shareholder. Generally, the Shares will not constitute “taxable Canadian property” to a Non-Resident Shareholder at a particular time provided that (a) the Shares are listed on a prescribed stock exchange (which includes the TSX and the AMEX) at that time, and (b) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm's length, or the Non-Resident Shareholder together with persons with whom the Non-Resident Shareholder does not deal at arm's length, have not owned 25% or more of the issued shares of any class of Aurizon at any time during the 60-month period that ends at that time. Shares may also be taxable Canadian property in certain other circumstances, including where the Non-Resident Shareholder elected to have them treated as taxable Canadian property upon ceasing to be resident in Canada. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Shares could be deemed taxable Canadian property. Non-Resident Shareholders should consult their own tax advisers to determine whether the Shares will constitute taxable Canadian property in their particular circumstances.

Even if the Shares are taxable Canadian property to a Non-Resident Shareholder, a taxable capital gain or an allowable capital loss resulting from the disposition of the Shares will not be included in computing the Non-Resident Shareholder's income for the purposes of the Tax Act if the Shares constitute “treaty-protected property”. Shares owned by a Non-Resident Shareholder will generally be treaty-protected property if the gain from the disposition of such property would, because of an applicable income tax treaty or convention to which Canada is a signatory, be exempt from tax under the Tax Act.  Non-Resident Shareholders should consult their own tax advisors to determine whether the Shares constitute treaty-protected property in their particular circumstances.

In the event that the Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Shareholder, then the Non-Resident Shareholder will be an Eligible Holder and may seek to tender his Shares to Northgate in order that the exchange occur on a tax-deferred basis as described above under “Shareholders Resident in Canada — Sale of Shares under the Offer — Sale to Northgate”. However, if such tender is made, the Northgate Common Shares received as consideration for the Shares will be deemed to be taxable Canadian property to such Non-Resident Shareholder. Non-Resident Shareholders who are Eligible Holders should consult their own tax advisors. If a Non-Resident Shareholder who is an Eligible Holder does not take steps necessary to tender his Shares to Northgate, the Non-Resident holder will realize a capital gain or capital loss on the disposition of Shares to Subco pursuant to the Offer. Such capital gain or capital loss generally will be calculated, and be subject to tax, in the same manner as for Resident Shareholders. See “Shareholders Resident in Canada — Sale of Shares under the Offer — Sale to Subco” and “— Taxation of Capital Gains and Capital Losses”.

Subsequent Acquisition Transaction

As described in “Acquisition of Shares Not Deposited Pursuant to the Offer — Subsequent Acquisition Transaction” in Section 21 of the Circular, if the Offerors do not acquire all of the Shares pursuant to the Offer, the Offerors intend to continue Aurizon under the laws of Alberta and amalgamate Aurizon with Subco pursuant to which Shareholders who have not tendered their Shares under the Offer would receive 0.741 of a Northgate Common Share directly from Northgate in exchange for each Share.

Non-Resident Shareholders would not realize a capital gain or capital loss as a result of the exchange.  Northgate Common Shares received in exchange for Shares that were taxable Canadian property to a Non-Resident Shareholder will be deemed to be taxable Canadian property to such Non-Resident Shareholder.

The tax treatment of Non-Resident Shareholders who exercise their right of dissent in respect of an amalgamation should be the same as described above for Resident Shareholders.  Any dividends deemed to be paid to a dissenting Non-Resident Shareholder (see discussion above) will be subject to Canadian withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable income tax treaty or convention.  Any interest awarded to a dissenting Non-Resident Shareholder by a court will be subject to withholding tax under the Tax Act at the rate of 25%.  Such rate may be reduced under the provisions of an applicable income tax treaty or convention.  Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Shares acquired pursuant to such a transaction.

As noted in “Effect of the Offer on the Market for Shares; Stock Exchange Listing and Public Disclosure” in Section 18 of the Circular, Shares may cease to be listed on the TSX (or another prescribed stock exchange) following the completion of the Offer and may not be listed on the TSX (or another prescribed stock exchange) at the time of their disposition pursuant to a Subsequent Acquisition Transaction. Non-Resident Shareholders are cautioned that if the Shares are not listed on a prescribed stock exchange at the time they are disposed of (a) the Shares will be taxable Canadian property to the Non-Resident Shareholder, (b) the Non-Resident Shareholder may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition, unless the Shares constitute treaty-protected property, and (c) the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Shareholder. Where the Non-Resident Shareholder receives Northgate Common Shares on any such disposition, the Offerors may be required to withhold and sell in the market a portion of the Northgate Common Shares that the Non-Resident Shareholder would otherwise be entitled to receive to satisfy the Offerors' withholding obligations under the Tax Act. Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Shares acquired pursuant to such a transaction.

Holding and Disposing of Northgate Common Shares

A Non-Resident Shareholder will not be liable to Canadian tax on a disposition of a Northgate Common Share unless such share constitutes taxable Canadian property that is not treaty-protected property to the Non-Resident Shareholder. A Northgate Common Share acquired pursuant to the Offer or the Subsequent Acquisition Transaction may be deemed to be taxable Canadian property to a Non-Resident Shareholder. Otherwise, a Northgate Share acquired pursuant to the Offer or the Subsequent Acquisition Transaction will not generally constitute taxable Canadian property to a Non-Resident Shareholder at a particular time provided they are listed on a prescribed stock exchange (which includes the TSX and the AMEX) at that time and the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm's length, or the Non-Resident Shareholder together with such persons, have not owned 25% or more of the issued shares of any class or series of Northgate at any time during the 60-month period that ends at that time. See “Shareholders Not Resident in Canada — Sale of Shares under the Offer” and “— Subsequent Acquisition Transaction” for a description of circumstances in which the Northgate Common Shares may be deemed taxable Canadian property and treaty-protected property. Dividends paid or deemed paid to a Non-Resident Shareholder on the Northgate Common Shares will be subject to Canadian withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable income tax treaty.

23.

United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax consequences to a U.S. Holder (as defined below) arising from and related to the exchange of Shares for Northgate Common Shares pursuant to the Offer when followed by, and integrated with, a Subsequent Acquisition Transaction pursuant to which Aurizon is amalgamated with Subco with the resulting amalgamation company constituting an Alberta unlimited liability company, wholly-owned by Northgate, and the ownership and disposition of any Northgate Common Shares received pursuant to the Offer.

This summary is for general information purposes only and does not purport to be a complete description of all potential United States federal income tax consequences that may apply to a U.S. Holder as a result of the Offer and the ownership and disposition of Northgate Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the United States federal income tax consequences of the Offer and the ownership and disposition of Northgate Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or United States federal income tax advice with respect to any U.S. Holder. Furthermore, this summary is not intended or written to be used and cannot be used for purposes of avoiding penalties imposed under the United States Internal Revenue Code of 1986, as amended (the “Code”).  Each U.S. Holder should consult its own tax advisor regarding the United States federal, state and local, and foreign tax consequences of the Offer and the ownership and disposition of Northgate Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury Regulations, United States court decisions, published rulings and administrative positions of the Internal Revenue Service (“IRS”), and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), that are applicable and, in each case, as in effect and available, as of the date of this Offer. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis and could affect the United States federal income tax consequences described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Shares that, for United States federal income tax purposes, is (a) an individual who is a citizen or resident of the United States, (b) a corporation, or other entity classified as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia, (c) an estate if the income of such estate is subject to United States federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a United States person for United States federal income tax purposes or (ii) a United States court is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of Shares other than a U.S. Holder. This summary does not address the United States federal income tax consequences to Non-U.S. Holders of the Offer and the ownership and disposition of Northgate Common Shares. Accordingly, a Non-U.S. Holder should consult its own tax advisor regarding the United States federal, United States state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the Offer, the Offer and the ownership and disposition of Northgate Common Shares.

U.S. Holders Subject to Special United States Federal Income Tax Rules Not Addressed

This summary does not address the United States federal income tax consequences of the Offer or the ownership and disposition of Northgate Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) U.S. Holders that have a “functional currency” other than the United States dollar; (d) U.S. Holders that are liable for the alternative minimum tax under the Code; (e) U.S. Holders that own Shares or will acquire Northgate Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Shares or will acquire Northgate Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Shares or Northgate Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; (h) U.S. Holders that acquired Shares through the exercise of the Aurizon convertible securities; (i) U.S. Holders that own, directly or indirectly, 5% or more, by voting power or value, of the outstanding shares of Aurizon; and (j) U.S. Holders that would own or would be deemed to own (under certain attribution rules) 5% or more of the shares of stock (by vote and value) of Northgate following the completion of the Offer and the Amalgamation. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the United States federal, state and local, and foreign tax consequences of the Offer and the ownership, and disposition of Northgate Common Shares. In addition, holders of options to acquire Shares or securities convertible into Shares who do not acquire Shares by exercising their options or converting their securities into Shares should consult their own tax advisor regarding the United States federal, state and local, and foreign tax consequences of the Offer and their ownership and disposition of such options or convertible securities after the completion of the Offer. If an entity that is classified as partnership (or “pass-through” entity) for United States federal income tax purposes holds Shares or Northgate Common Shares, the United States federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (and owners of “pass-through” entities) for United States federal income tax purposes should consult their own tax advisor regarding the United States federal income tax consequences of the Offer and the ownership and disposition of Northgate Common Shares.

Tax Consequences if Aurizon Is a Passive Foreign Investment Company Not Addressed

This summary does not address the United States federal income tax consequences of the Offer to U.S. Holders if Aurizon is a “passive foreign investment company” or “PFIC”.  (See “Passive Foreign Investment Company” below for further information regarding the PFIC rules.)  Those consequences could differ significantly from the consequences described in this summary.  Aurizon's annual report filed with the United States Securities and Exchange Commission for the fiscal year ended December 31, 2004 states that Aurizon does not believe that it meets the definition of a PFIC but further states that there can be no assurance that it will not become a PFIC in the future.

The PFIC rules are very complicated, and U.S. Holders should consult their own tax advisors regarding the question of whether Aurizon may be a PFIC and the consequences to U.S. Holders if it is a PFIC.

Tax Consequences Other than United States Federal Income Tax Consequences Not Addressed

This summary addresses solely the United States federal income tax consequences of the Offer and does not address the United States state and local, United States estate and gift, or foreign tax consequences to U.S. Holders of the Offer and the ownership and disposition of Northgate Common Shares. Each U.S. Holder should consult its own tax advisor regarding the United States federal, state and local and foreign tax consequences of the Offer and the ownership and disposition of Northgate Common Shares. (See also “Canadian Federal Income Tax Considerations” above).

Certain United States Federal Income Tax Consequences of the Offer

This summary assumes that, as contemplated, the Offer will be consummated by Northgate and Aurizon will amalgamate with Subco as a second step of the overall transaction (the “Amalgamation”), with the resulting amalgamation company constituting an unlimited liability company organized pursuant to the laws of Alberta (“Amalco”) which is a wholly-owned subsidiary of Northgate. It further assumes that, as contemplated, both Subco and Amalco will be wholly-owned by Northgate and will be classified as disregarded entitles for United States federal tax purposes. Although the matter is not free from doubt, provided that the Amalgamation takes place as contemplated by the Offer, the Offer and the Amalgamation should be treated as a single integrated transaction for United States federal income tax purposes. However, it is possible that, contrary to intent and expectation, the Amalgamation may not occur or that the IRS or the United States courts could take the position that the Offer and the Amalgamation do not together constitute a single integrated transaction and accordingly the tax consequences of the Offer could materially differ from those described herein. The Offer and Amalgamation will be effected under the applicable provisions of Canadian law, which differ from analogous provisions of United States law. Whether the Offer will qualify as a tax deferred reorganization under Section 368(a) of the Code (a “Reorganization”) will depend on the resolution of numerous factual issues, some of which will not be known until the effective time of the Amalgamation . There is no United States legal authority dealing with the tax consequences of a transaction identical to the Offer, and Northgate has not requested, nor does it intend to request, an opinion from United States legal counsel or a ruling from the IRS regarding the tax consequences of the Offer. Based on current relevant authority, although the matter is not free from doubt, the Offer, considered together with the Amalgamation as a single integrated transaction (the “Acquisition”), should qualify as a tax-deferred reorganization for United States federal income tax purposes pursuant to Section 368(a) of the Code. Each United States Holder should consult its own tax advisor regarding the likelihood that the requirements for a Reorganization will be met.

Assuming that the Offer qualifies as part of a Reorganization, the following United States federal income tax consequences will result to U.S. Holders: (a) no gain or loss will be recognized by a U.S. Holder that exchanges Shares for Northgate Common Shares pursuant to the Offer; (b) the tax basis of a U.S. Holder in the Northgate Common Shares acquired in exchange for Shares pursuant to the Offer will be equal to such U.S. Holder's adjusted tax basis in the Shares exchanged; and (c) the holding period of a U.S. Holder for the Northgate Common Shares acquired in exchange for Shares pursuant to the Offer will include such U.S. Holder's holding period for the Shares exchanged.

Information Reporting

U.S. Holders that exchange Shares for Northgate Common Shares pursuant to the Offer generally will be required to report certain information to the IRS on their United States federal income tax returns for the taxable year in which the Offer occurs and to retain certain records related to the Offer. Each U.S. Holder should consult its own tax advisor regarding its information reporting and record retention responsibilities in connection with the Offer.

Failure of the Acquisition to Qualify as a Tax-Deferred Reorganization

In the event that the Offer as a whole does not qualify as a Reorganization (i.e., because the second-step of the Offer is not consummated as the Amalgamation or the Amalgamation does not enable the Offer as a whole to qualify as a Reorganization), the following United States federal income tax consequences will result to U.S. Holders: (a) a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of the Northgate Common Shares received by such U.S. Holder pursuant to the Offer and (ii) the adjusted tax basis of such U.S. Holder in the Shares exchanged; (b) the tax basis of a U.S. Holder in the Northgate Common Shares acquired in exchange for Shares pursuant to the Offer will equal the fair market value of the Northgate Common Shares on the date of receipt; and (c) the holding period of a U.S. Holder for the Northgate Common Shares acquired in exchange for Shares pursuant to the Offer will begin on the day after the date of receipt. The gain or loss described in paragraph (a) above generally will be capital gain or loss, which will be long-term capital gain or loss if the Shares have been held for more than one year. Preferential tax rates apply to long term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations.

Dissenting U.S. Holders

A U.S. Holder that exercises the right to dissent from the Amalgamation will recognize gain or loss in an amount equal to the difference, if any, between (i) the amount of cash received by such U.S. Holder in exchange for the Shares (other than amounts, if any, that are or are deemed to be interest for United States federal income tax purposes, which amounts will be taxed as ordinary income) and (ii) the adjusted tax basis of such U.S. Holder in the Shares. Such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. With respect to any amounts paid to dissenters that are taxable as interest for United States federal income tax purposes, a U.S. Holder who pays Canadian income tax with respect to such interest income may be eligible to receive a deduction or a credit for such Canadian income tax paid. (See immediately below under “— Foreign Tax Credit”.)

Foreign Tax Credits for Canadian Taxes Paid or Withheld

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Acquisition may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for United States federal income tax purposes. There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U. S. Holder's United States federal income tax liability that such U.S. Holder's “foreign source” taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”. Gain on the disposition of  Shares generally will be U.S. source gain for purposes of applying the foreign tax credit rules, unless such gain is subject to tax in Canada and is resourced as foreign source gain under the provisions of the Canada-U.S. Tax Convention. The foreign tax credit rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules and the application of the foreign tax credit rules to the Acquisition.

United States Federal Income Tax Consequences of the Ownership, and Disposition of Northgate Common Shares Received Pursuant to the Offer

Distributions on Northgate Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution (including a constructive distribution) with respect to the Northgate Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Northgate, as determined under United States federal income tax rules. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Northgate, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's adjusted tax basis in the Northgate Common Shares and, (b) thereafter, as gain from the sale or exchange of such Northgate Common Shares. (See more detailed discussion at “Disposition of Northgate Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by Northgate generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Northgate is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Northgate Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Northgate Common Shares will not be entitled to receive such dividend). Northgate generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) Northgate is incorporated in a possession of the United States, (b) Northgate is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) Northgate Common Shares are readily tradable on an established securities market in the United States. However, even if Northgate satisfies one or more of such requirements, Northgate will not be treated as a QFC if Northgate is a “passive foreign investment company” for the taxable year during which Northgate  pays a dividend or for the preceding taxable year. (See the discussion of “Passive Foreign Investment Company” below.) Northgate  believes that it will qualify as a QFC for the tax year ending December 31, 2006. However, there can be no assurance that Northgate will qualify as a QFC in future tax years. If Northgate is not a QFC, a dividend paid by  to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the United States dollar value of such distribution based on the exchange rate applicable on the date of receipt. A subsequent disposition of any foreign currency received will generally give rise to ordinary income or loss. A U.S. Holder should consult its own tax advisor regarding the United States federal income tax consequences of acquiring, holding and disposing of foreign currency.

Dividends Received Deduction

Dividends paid on the Northgate Common Shares generally will not be eligible for the “dividends received deduction” generally available to United States corporate shareholders receiving dividends from United States corporations. The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own tax advisor regarding the dividends received deduction.

Disposition of Northgate Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Northgate Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's adjusted tax basis in the Northgate Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Northgate Common Shares have been held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Northgate Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's United States federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to United States federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's United States federal income tax liability that such U.S. Holder's “foreign source” taxable income bears to such U.S. Holder's worldwide taxable income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing “Passive Foreign Investment Companies” (“PFIC”) which can have significant adverse tax effects on U.S. Holders of foreign corporations. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned with respect to certain “excess distributions” on and dispositions of PFIC stock under Section 1291 of the Code. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions. In addition, subject to certain limitations, U.S. Holders owning, actually or constructively, marketable (as specifically defined) stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the tax regime of Section 1291 of Code as described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses. Northgate believes that it will not qualify as a PFIC for its fiscal year ending December 31, 2006. However, there can be no assurance that Northgate will not be considered a PFIC for any future taxable year. There can be no assurance that Northgate's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEFs in the event that it qualifies as a PFIC.

The PFIC rules are very complicated, and U.S. Holders should consult their own tax advisor regarding the PFIC rules and how these rules may impact their United States federal income tax situation.

Information Reporting: Backup Withholding Tax

Taxable payments made pursuant to the Offer and payments made within the United States, or by a United States payor or United States middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Northgate Common Shares generally will be subject to information reporting and backup withholding tax, currently at the rate of 28%, if a U.S. Holder (a) fails to furnish the U.S. Holder's correct United States taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect United States taxpayer identification number, (c) is notified by the IRS that the U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that the U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified the U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the United States backup withholding tax rules will be allowed as a credit against a U.S. Holder's United States federal income tax liability, if any, or will be refunded, if the U.S. Holder furnishes the required information to the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

24.

Other Matters Relating to the Offer

Dealer Managers and Soliciting Dealer Group

The Offerors have engaged the services of TD Securities Inc. as Dealer Manager in Canada to solicit acceptances of the Offer. The Offerors will reimburse the Dealer Manager for its reasonable out-of-pocket expenses, and has also agreed to indemnify the Dealer Manager against certain liabilities and expenses in connection with the Offer.

TD Securities Inc. intends to form a soliciting dealer group (the “Soliciting Dealer Group”) comprised of members of the Investment Dealers Association of Canada and members of the TSX and the TSX Venture Exchange to solicit acceptances of the Offer from persons who are resident in Canada and will also solicit acceptances of the Offer in the United States, through its United States registered broker dealer affiliate, TD Securities (USA) LLC. Each member of the Soliciting Dealer Group, including the Dealer Manager, is referred to herein as a “Soliciting Dealer”.

The Offerors have agreed to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of Shares a fee of Cdn.$0.03 for each Share deposited and taken up by the Offerors pursuant to the Offer. The aggregate amount payable to a Soliciting Dealer with respect to any single depositing Shareholder will be not less than Cdn.$85 and not more than Cdn.$1,500 provided that at least 1,500 Shares are deposited per beneficial Shareholder. The Offerors will not pay any fee with respect to deposits of Shares held for the Dealer Managers' own accounts as principals. Where Shares deposited and registered in a single name are beneficially owned by more than one person, the foregoing minimum and maximum amounts will be applied separately in respect of each such beneficial owner. The Offerors may require the Soliciting Dealers to furnish evidence of beneficial ownership satisfactory to the Offerors at the time of deposit. If no Soliciting Dealer is specified in a Letter of Transmittal, no fee will be paid to a Soliciting Dealer in respect of the applicable Shares.

Depositary and Information Agent

Computershare Investor Services Inc. is acting as Depositary under the Offer. In such capacity, the Depositary will receive deposits of certificates representing the Shares and accompanying Letters of Transmittal at the offices specified in the Letter of Transmittal. The Depositary will also receive Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving notices, if required, and for making payment for all Shares purchased by the Offerors under the Offer. The Depositary will receive reasonable and customary compensation from the Offerors for their services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. The Offerors have also agreed to indemnify the Depositary for certain liabilities, including liabilities under securities laws, and expenses of the Offer.

Except as set forth above, the Offerors will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of the Shares pursuant to the Offer, provided that the Offerors may make other arrangements with soliciting dealers and/or information agents outside of Canada. No fee or commission will be payable by Shareholders who transmit their Shares directly to the Depositary or who make use of the facilities of a Soliciting Dealer to the Offer.

Shareholders should contact the Dealer Manager, the Depositary, the Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing the Shares with the Depositary.

Legal Matters

The Offerors are being advised in respect of certain matters concerning the Offer by Fraser Milner Casgrain LLP, Canadian counsel, and  Hogan & Hartson L.L.P., United States counsel to the Offerors.

25.

Stock Exchange Listing Applications

Northgate has applied to the TSX and will apply to the AMEX to list the Northgate Common Shares to be issued to Shareholders in connection with the Offer. Listing will be subject to Northgate fulfilling all of the listing requirements of the TSX and the AMEX.

26.

Offerees' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

27.

Registration Statement and Tender Offer Schedule Filed with the SEC

A Registration Statement on Form F-8 under the U.S. Securities Act has been filed with the SEC, which covers the Northgate Common Shares to be issued pursuant to the Offer. In addition, a tender offer statement on Schedule 14D-1F has also been filed with the SEC.  The Offer and Circular do not contain all of the information set forth in the Registration Statement. Reference is made to the Registration Statement and Schedule 14D-1F and the exhibits thereto for further information. Such documents are available from the SEC website at www.sec.gov.

28.

Directors' Approval

The contents of the Offer and Circular have been approved, and the sending thereof to the securityholders of Aurizon has been authorized, by the boards of directors of the Offerors.

AUDITORS' CONSENT

THE BOARD OF DIRECTORS OF NORTHGATE MINERALS CORPORATION

We have read the Offer and Circular of Northgate Minerals Corporation (the “Corporation”) dated June 1, 2006 relating to the offer by the Corporation to purchase all of the outstanding shares of Aurizon Mines Ltd. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Offer and Circular of our report to the shareholders of the Corporation on the consolidated balance sheets as at December 31, 2005 and 2004 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three year period ended December 31, 2005, prepared in accordance with Canadian generally accepted accounting principles.  Our report is dated February 17, 2006.

(signed) KPMG LLP
Chartered Accountants

Vancouver, Canada

June 1, 2006

CERTIFICATE OF NORTHGATE MINERALS CORPORATION

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offer or the securities to be distributed.

DATED:  June 1, 2006

(signed) KENNETH G. STOWE President and Chief Executive Officer	(signed) JON A. DOUGLAS Executive Vice President and Chief Financial Officer

On behalf of the Board of Directors

(signed) TERRENCE A. LYONS Director	(signed) PATRICK DOWNEY Director

CERTIFICATE OF NORTHGATE ACQUISITION ULC

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offer or the securities to be distributed.

DATED:  June 1, 2006

(signed) KENNETH G. STOWE President and Chief Executive Officer	(signed) JON A. DOUGLAS Executive Vice President and Chief Financial Officer

On behalf of the Board of Directors

(signed) TERRENCE A. LYONS Director	(signed) PATRICK DOWNEY Director

SCHEDULE A

Pro Forma Consolidated Financial Statements
(Expressed in thousands of United States dollars)

NORTHGATE  MINERALS  CORPORATION

As at and for the three-month period ended March 31, 2006
Year ended December 31, 2005

(Unaudited)

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

The Board of Directors
Northgate Minerals Corporation

We have read the accompanying unaudited pro forma consolidated balance sheet of Northgate Minerals Corporation (the “Corporation”) as at March 31, 2006 and the unaudited pro forma consolidated statements of operations for the three months then ended and for the year ended December 31, 2005, and have performed the following procedures:

1.

Compared the figures in the columns captioned “Northgate” to the unaudited consolidated financial statements of the Corporation as at March 31, 2006 and for the three months then ended, and the audited consolidated financial statements of the Corporation for the year ended December 31, 2005, respectively, and found them to be in agreement.

2.

Compared the figures in the columns captioned “Aurizon” to the column captioned “United States dollars” in note 6 and found them to be in agreement.

3.

Compared, in note 6, the figures in the columns captioned “Canadian dollars” to the unaudited consolidated financial statements of Aurizon Mines Ltd. as at March 31, 2006 and for the three months then ended, and the audited consolidated financial statements of Aurizon for year ended December 31, 2005, respectively, and found them to be in agreement.

4.

Recalculated, in note 6, the figures in the column captioned “United States dollars” by applying the Canadian / U.S. dollar exchange rate in note 6 to the column captioned “Canadian dollars” and found them to be arithmetically correct.

5.

Made enquiries of certain officials of the Corporation who have responsibility for financial and accounting matters about:

(a)

The basis for determination of the pro forma adjustments; and

(b)

Whether the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

The officials:

(a)

described to us the basis for determination of the pro forma adjustments; and

(b)

stated that the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

6.

Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7.

Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Northgate” and “Aurizon” and found the amounts in the column captioned “Pro Forma Consolidated” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective.  The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information.  Accordingly, we express no such assurance.  The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) KPMG LLP
Chartered Accountants

Vancouver, Canada
May 26, 2006

COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN CANADIAN AND UNITED STATES REPORTING STANDARDS

The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada.  To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements requires an examination or review substantially greater in scope than the review we have conducted.  Consequently, we are unable to express an opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information.

(signed) KPMG LLP
Chartered Accountants

Vancouver, Canada
May 26, 2006

NORTHGATE MINERALS CORPORATION
Pro Forma Consolidated Balance Sheet
(Unaudited)
(Expressed in thousands of United States dollars)

As of March 31, 2006

			Pro Forma		Pro Forma
	Northgate	Aurizon	Adjustments		Consolidated
		(note 6)	(note 3(a))
ASSETS
Current Assets

Cash and cash equivalents	$63,441	$15,143	$3,475	(i)	$73,497
			(8,562)	(iii)
Restricted cash	–	7,113	–		7,113
Concentrate settlements and other receivables	29,457	4,006	–		33,463
Prepaid Expenses	2,093	916	–		3,009
Inventory	17,313	807	–		18,120
Deferred hedging loss	1,747	–	–		1,747
	114,051	27,985	(5,087)		136,949

Future income tax asset	14,984	–	–		14,984
Mineral property, plant and equipment	168,956	104,914	–		273,870
Other assets	13,942	13,997	–		27,939
Unallocated purchase price	–	–	273,496	(iv)	273,496
	$311,933	$146,896	$ 268,409		$727,238
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities

Accounts payable and accrued liabilities	$27,832	$8,498	$–		$36,330
Current portion of capital lease obligations	4,085	–	–		4,085
	31,917	8,498	–		40,415

Capital lease obligations	6,666	–	–		6,666
Long-term debt	–	12,509	–		12,509
Unrealized non-hedge derivative liabilities	–	6,110	–		6,110
Provision for note closure and reclamation costs	24,825	1,826	–		26,651
Future income tax liability	1,229	7,185	–		8,414
	64,637	36,128	–		100,765
Shareholders' Equity

Share capital (note 4)	196,637	163,022	4,496	(i)	575,814
			(167,518)	(ii)
			379,177	(iii)
Warrants	8,613	–	–		8,613
Contributed surplus	2,634	1,658	(1,021)	(i)	2,634
			(637)	(ii)
Retained earnings (deficit)	39,412	(53,912)	53,912	(ii)	39,412
	247,296	110,768	268,409		626,473
	$311,933	$146,896	$ 268,409		$727,238

See accompanying notes to pro forma consolidated financial statements.

NORTHGATE MINERALS CORPORATION
Pro Forma Consolidated Statement of Operations
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

Three month period ended March 31, 2006

			Pro Forma	Pro Forma
	Northgate	Aurizon	Adjustments	Consolidated
		(note 6)	(note 3(b))
Revenue	$85,059	$–	$–	$85,059

Cost of Sales	48,170	–	–	48,170
Administrative and general	3,135	855	–	3,990
Depreciation and depletion	9,971	20	–	9,991
Unrealized non-hedge derivative loss	–	6,181	–	6,181
Net interest	25	–	–	25
Exploration	944	–	–	944
Accretion of site closure and reclamation costs	375	–	–	375
Currency translation gains	(319)	–	–	(319)
Other income	(29)	(68)	–	(97)
	62,272	6,988	–	69,260

Earnings (loss) before income taxes	22,787	(6,988)	–	15,799
Provision for income tax recovery (expense)	(1,052)	1,997	–	945

Net earnings (loss)	$21,735	$(4,991)	$–	$16,744
Basic earnings per share (note 5)	$0.10			$0.05

Weighted average common shares outstanding	214,353,524		109,352,740	323,706,264

See accompanying notes to pro forma consolidated financial statements.

NORTHGATE MINERALS CORPORATION
Pro Forma Consolidated Statement of Operations
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

Year ended December 31, 2005

			Pro Forma		Pro Forma
	Northgate	Aurizon	Adjustments		Consolidated
		(note 6)	(note 3(b))
Revenue	$257,302	$–	$–		$257,302

Cost of Sales	185,077	–	–		185,077
Administrative and general	6,128	3,377	(628)	(ii)	8,877
Depreciation and depletion	38,904	71	–		38,975
Net interest	2,391	–	–		2,391
Exploration	3,915	–	–		3,915
Accretion of site closure and reclamation costs	1,183	–	–		1,183
Currency translation losses (gains)	(790)	103	–		(687)
Other expense (income)	496	(285)	–		211
	237,304	3,266	(628)		239,942

Earnings (loss) before income taxes	19,998	(3,266)	628		17,360

Provision for income tax recovery	12,889	1,581	–		14,470

Earnings (loss) before discontinued operations	32,887	(1,685)	628		31,830

Earnings from discontinued operations	–	3,125	–		3,125

Net earnings	$32,887	$1,440	$628		$34,955

Basic earnings per share (note 5)	$0.16				$0.11

Weighted average common shares outstanding	202,789,310		109,352,740		312,142,050

See accompanying notes to pro forma consolidated financial statements.

NORTHGATE MINERALS CORPORATION
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except per share amounts)

As at and for the three-month period ended March 31, 2006
Year ended December 31, 2005

1.

Description of offer to purchase Aurizon:

On May 23, 2006, Northgate Minerals Corporation (“Northgate” or the “Corporation”) announced a proposed acquisition transaction whereby Northgate and a wholly owned subsidiary offer to purchase all of the issued and outstanding common shares of Aurizon Mines Ltd. (“Aurizon”) for common shares of Northgate at an exchange ratio of 0.741 shares of Northgate for each issued and outstanding share of Aurizon.  The accompanying pro forma consolidated financial statements have been compiled for purposes of inclusion in a take-over bid circular issued by the Board of Directors of Northgate in connection with this proposed transaction, including the proposed offering of Northgate common shares.

Assuming all of the in-the-money options to purchase Aurizon shares at March 31, 2006 are exercised and assuming all Aurizon common shares are exchanged in this offer, Northgate will issue approximately 109,352,740 Northgate common shares.  Immediately following the exchange, approximately 66% of Northgate's outstanding common shares will be held by current Northgate shareholders and approximately 34% of the shares will be held by current Aurizon shareholders.  For the purposes of purchase accounting, Northgate is considered to be the acquirer of Aurizon.

2.

Basis of presentation:

These pro forma consolidated financial statements have been prepared by management of Northgate, in accordance with Canadian generally accepted accounting principles (“GAAP”) to give effect to the proposed business combination between Northgate and Aurizon.

These pro forma consolidated financial statements include:

(a)

a pro forma consolidated balance sheet prepared from the unaudited consolidated balance sheet of each of Northgate and Aurizon as at March 31, 2006, which gives pro forma effect to the acquisition of Aurizon and the assumptions described in note 3, as if these transactions occurred on March 31, 2006.

(b)

a pro forma consolidated statement of operations for the three-month period ended March 31, 2006, prepared from the unaudited interim consolidated statement of operations of each of Northgate and Aurizon for the three-month period ended March 31, 2006, which gives pro forma effect to the acquisition of Aurizon and the assumptions described in note 3, as if these transactions occurred on January 1, 2005.

(c)

a pro forma consolidated statement of operations for the year ended December 31, 2005, prepared from the audited consolidated statement of operations of each of Northgate and Aurizon for the year ended December 31, 2005, which gives pro forma effect to the acquisition of Aurizon and the assumptions described in note 3, as if these transactions occurred on January 1, 2005.

Aurizon's information contained herein has been compiled from publicly available information.  As disclosed therein, the Aurizon financial statements referred to above have been prepared in accordance with Canadian GAAP.

NORTHGATE MINERALS CORPORATION
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except per share amounts)

As at and for the three-month period ended March 31, 2006
Year ended December 31, 2005

It is management's opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the proposed acquisition described above in accordance with Canadian GAAP applied on a basis consistent with Northgate's accounting policies, subject to the uncertainties with respect to the Aurizon information as described in note 3.  No adjustments have been made to reflect potential cost savings that may occur subsequent to completion of the transaction.  The pro forma consolidated statements of operations do not reflect non-recurring charges or credits directly attributable to the transaction, of which none are currently anticipated.

These pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Northgate which would have actually resulted had the proposed transaction been effected on the dates indicated.  Further, the pro forma financial information is not necessarily indicative of the future operating results of Northgate as a result of the transaction.

The pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements of each of Northgate and Aurizon for each of the three-month period ended March 31, 2006 and the year ended December 31, 2005.

3.

Pro forma assumptions:

(a)

Pro forma consolidated balance sheet:

The pro forma consolidated balance sheet gives effect to the following transactions as if they had occurred on March 31, 2006:

(i)

The issuance of 2,460,000 common shares of Aurizon on exercise of in-the-money options to purchase shares of Aurizon at average exercise prices of CDN$1.65 for proceeds of CDN$4,059,000 (converted to US$ using the Bank of Canada noon rate on March 31, 2006 of 1.1680);

(ii)

The issuance of 109,352,740 common shares of Northgate to the shareholders of Aurizon in exchange for shares of Aurizon.  The fair value of the Northgate shares issued on acquisition of CDN$4.05 has been determined by reference to the market price on the date the transaction was announced (converted to US$ using the Bank of Canada rate on March 31, 2006 of 1.1680);

(iii)

The payment of estimated transaction costs of CDN$10,000,000 (converted to US$ using the Bank of Canada noon rate on March 31, 2006 of 1.1680); and

(iv)

Recognition of the excess of purchase price over the carrying value of the assets acquired and liabilities assumed.

For accounting purposes, the proposed acquisition has been accounted for as an acquisition of Aurizon by Northgate.  The pro forma consolidated financial statements have been prepared using the purchase method whereby the net assets acquired have been recorded at the values described below.

NORTHGATE MINERALS CORPORATION
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except per share amounts)

As at and for the three-month period ended March 31, 2006
Year ended December 31, 2005

A summary of the proposed allocation of the consideration given to the net assets of Aurizon is as follows:

Values assigned to net assets to be acquired in pro forma
consolidated financial statements:
Cash and cash equivalents	$18,618
Restricted cash	7,113
Accounts receivable	4,006
Prepaid expenses	916
Inventory	807
Mineral properties, plant and equipment	104,914
Other assets	13,997
Unallocated purchase price	273,496
423,867

Accounts payable and accrued liabilities	(8,498)
Long-term debt	(12,509)
Unrealized non-hedge derivative liabilities	(6,110)
Reserve for site closure and reclamation	(1,826)
Future income taxes	(7,185)
$387,739

Consideration given:
Issuance of 109,352,740 common shares of Northgate	$379,177
Estimated transaction costs	8,562
$387,739

Northgate has not yet determined the fair value of all identifiable assets and liabilities acquired, the amount of the purchase price that may be allocated to goodwill, or the complete impact of applying purchase accounting on the statement of operations. Therefore, after reflecting the pro forma purchase adjustments identified to date, the excess of the purchase consideration over the adjusted book values of Aurizon's assets and liabilities has been presented as "unallocated purchase price". Upon consummation of the proposed acquisition of Aurizon, the fair value of all identifiable assets and liabilities acquired as well as any goodwill arising upon the acquisition will be determined. No pro forma adjustments have been reflected for any changes in future tax assets or liabilities that would result from recording Aurizon's identifiable assets and liabilities at values different from the amounts set out above, and it has been assumed solely for purposes of these pro forma consolidated financial statements that there are no temporary differences associated with the dollar amount assigned to "unallocated purchase price" as the process of estimating the fair value of identifiable assets and liabilities is not complete.

NORTHGATE MINERALS CORPORATION
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except per share amounts)

As at and for the three-month period ended March 31, 2006
Year ended December 31, 2005

As a consequence of the nature of this transaction, there may be, and likely will be, actions and other events or changes initiated by Aurizon that will significantly change the purchase price allocations.  For example, changes to reserves and resources and changes to other assets and liabilities, will result in changes to the fair values of the assets and liabilities.  In addition, the Corporation has prepared these pro forma consolidated financial statements and the allocation of the purchase price set out herein solely based upon publicly available information on Aurizon as at the dates and for the periods presented. Additional information may exist that is not publicly available that could have an impact on these pro forma consolidated financial statements and such purchase price allocation.  The final allocation of the purchase price and the fair values of Aurizon's assets and liabilities is subject to completion of definitive analysis, which would be carried out following completion of the acquisition.  It is likely that the fair values of assets and liabilities will vary from those shown and the differences may be material.  Accordingly, information in these pro forma consolidated financial statements is preliminary only and subject to change.

(b)

Pro forma consolidated statements of operations:

The pro forma consolidated statements of operations for the three-month period ended March 31, 2006 and for the year ended December 31, 2005, give pro forma effect to the following assumptions:

(i)

The transactions described in ((a)(i)) through ((a)(iv)) above as if they had occurred on January 1, 2005:

(ii)

An adjustment to eliminate Aurizon's stock-based compensation expense related to in-the-money options assumed to be exercised on January 1, 2005.

4.

Share capital:

(a)

Common shares:

After giving effect to the pro forma assumptions in note 3, the issued and fully paid share capital of Northgate would be as follows:

	Number of
	Shares	Amount
Balance, March 31, 2006	214,757,596	$196,637
Issuance of common shares on acquisition of Aurizon	109,352,740	379,177
Pro forma balance, March 31, 2006	324,110,336	$575,814

NORTHGATE MINERALS CORPORATION
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except per share amounts)

As at and for the three-month period ended March 31, 2006
Year ended December 31, 2005

(b)

Share purchase options and warrants:

Reference should be made to the notes to the consolidated financial statements referred to in note 2 for each of Northgate and Aurizon for commitments to issue common shares pursuant to share purchase options and warrants.  The in-the-money options of Aurizon outstanding as of March 31, 2006 are assumed to be exercised prior to the transaction.

5.

Earnings per share:

The calculation of pro forma basic earnings per share in the pro forma consolidated statements of operations for the three-month period ended March 31, 2006 and for the year ended December 31, 2005, is based on the weighted average number of common shares of Northgate actually outstanding for periods presented, plus the effect of the 109,352,740 shares of Northgate to be issued to purchase all of the outstanding common shares of Aurizon, had the transactions described in note 3 occurred on January 1, 2005.

6.

Aurizon:

The publicly available consolidated financial statements of Aurizon are prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  The financial statements of Northgate are prepared in accordance with Canadian GAAP, but are expressed in United States dollars. The consolidated balance sheet of Aurizon as at March 31, 2006 and the statements of operations for the three months ended March 31, 2006 and the year ended December 31, 2005 have been translated into United States dollars using exchange rates of 1.1680, 1.1545 and 1.2114, respectively as follows:

NORTHGATE MINERALS CORPORATION
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except per share amounts)

As at and for the three-month period ended March 31, 2006
Year ended December 31, 2005

Balance Sheet (unaudited) as at March 31, 2006:
	Canadian	United States
	dollars	dollars
ASSETS

Current assets:
Cash and cash equivalents	$17,687	$15,143
Restricted Cash	8,308	7,113
Accounts receivable	4,679	4,006
Prepaid expenses	1,070	916
Inventory	943	807
	32,687	27,985
Mineral property, plant and equipment	122,539	104,914
Other assets	16,348	13,997
	$171,574	$146,896

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$9,924	$8,498
Long-term debt	14,611	12,509
Unrealized non-hedge derivative liabilities	7,136	6,110
Provision for site closure and reclamation costs	2,133	1,826
Future income taxes	8,392	7,185
	42,196	36,128
Shareholders' equity:
Capital stock	190,410	163,022
Contributed surplus	1,937	1,658
Deficit	(62,969)	(53,912)
	129,378	110,768
	$171,574	$146,896
Statement of Operations (unaudited) for the three month period ended March 31, 2006:

	Canadian	United States
	dollars	dollars
Administrative expenses	$987	$855
Depreciation and depletion losses	23	20
Unrealized non-hedge derivative loss	7,136	6,181
Other income	(78)	(68)
Loss before income taxes	(8,068)	(6,988)
Provision for income tax recovery	2,306	1,997
Loss for the period	$(5,762)	$(4,991)

NORTHGATE MINERALS CORPORATION
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except per share amounts)

As at and for the three-month period ended March 31, 2006
Year ended December 31, 2005

Statement of Operations for the year ended December 31, 2005:

	Canadian	United States
	dollars	dollars
Administrative expenses	$4,091	$3,377
Depreciation and depletion	86	71
Currency translation losses	125	103
Other income	(345)	(285)
Loss before income taxes	(3,957)	(3,266)
Provision for income tax recovery	1,915	1,581
Loss for the year from continuing operations	(2,042)	(1,685)
Earnings from discontinued operations	3,786	3,125
Net earnings for the year	$1,744	$1,440

7.

Subsequent Events:

Northgate has reached a settlement with plaintiffs the Regional Water Quality Control Board for the Central Valley Region of California and the California Attorney General, and all other defendants named in a lawsuit alleging environmental violations in connection with an inactive gold mine located in Tuolumne County, California, known as the Jamestown Mine.  The settlement was signed by all parties, and thus became effective, as of May 12, 2006.  Under the terms of the settlement, the Northgate will pay the State of California $5,000,000 million by June 12, 2006.  Effective upon receipt of the settlement payment by the State, the Northgate will be released from all known and unknown claims related to the Jamestown Mine, and the State will dismiss the Northgate from the lawsuit with prejudice, thus bringing the matter to a close.

During May 2006, Northgate closed out 24,000 ounces of its gold forward sales position at a cost of $8,343,000.  The cost of closing out the position in advance of the original settlement dates for the forward sales contracts will be deferred and amortized over the period that the contracts were originally scheduled to settle (June 2006-September 2006).  The remaining gold forward sales position at May 30, 2006 was 90,000 ounces at a price of $307 per ounce.

The Depositary for the Offer is:

Computershare Investor Services Inc.

By Mail	By Registered Mail, by Hand or by Courier
P.O. Box 7021	100 University Avenue
31 Adelaide St E	9th Floor
Toronto, ON M5C 3H2	Toronto, ON M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions
Toll Free: 1-800-564-6253
E-Mail: corporateactions@computershare.com

The Dealer Manager for the Offer is:
In Canada	In the United States

TD Securities Inc.	TD Securities (USA) LLC
TD Tower	31 West 52nd Street, 20th Floor
66 Wellington Street West, 8th Floor	New York, New York 10019
Toronto, Ontario M5K 1A2	U.S.A.
Canada	Telephone: (212) 827-7316
Telephone: (416) 982-4594

The Information Agent for the Offer is:

Kingsdale Shareholder Services Inc.

The Exchange Tower
130 King Street West,
Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

Toll Free: 1-866-289-9929
contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Canadian Banks and Brokers
Call Collect: 416-867-2272

Any questions and requests for assistance may be directed by holders of Shares to the Depositary, the Dealer Manager or the Information Agent at their respective telephone numbers and locations set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY NORTHGATE MINERALS CORPORATION AND ITS WHOLLY-OWNED SUBSIDIARY NORTHGATE ACQUISITION ULC TO PURCHASE ALL OUTSTANDING COMMON SHARES (INCLUDING THE ASSOCIATED RIGHTS UNDER THE SHAREHOLDER RIGHTS PLAN) OF AURIZON MINES LTD.

LETTER OF TRANSMITTAL
For Deposit of Shares
of
AURIZON MINES LTD.
pursuant to the Offer dated June 1, 2006 made by
Northgate Minerals Corporation
and its wholly-owned subsidiary Northgate Acquisition ULC

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON
JULY 7, 2006, OR UNTIL SUCH LATER TIME AND DATE OR TIMES AND DATES TO WHICH IT MAY BE EXTENDED, UNLESS WITHDRAWN.

USE THIS LETTER OF TRANSMITTAL IF:

1. YOU ARE DEPOSITING A SHARE CERTIFICATE; OR

2. YOU PREVIOUSLY DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY.

This Letter of Transmittal (the "Letter of Transmittal") or a manually signed facsimile hereof, properly completed and duly executed, together with all other required documents, must accompany share certificates and rights certificates, if applicable, representing common shares (the "Aurizon Common Shares") of Aurizon Mines Ltd. ("Aurizon"), which includes common shares that may become outstanding after the date of the Offer (as defined below) but before the time of expiry of the Offer upon conversion, exchange or exercise of options or other securities of Aurizon that are convertible into or exchangeable or exercisable for common shares, and associated rights issued under the Shareholder Rights Plan of Aurizon (the "SRP Rights", an Aurizon Common Share with the associated SRP Right is referred to herein as, a "Share"), deposited pursuant to the offer dated June 1, 2006 (the "Offer") made by Northgate Minerals Corporation ("Northgate") and its wholly-owned subsidiary Northgate Acquisition ULC ("Subco" and together with Northgate, the "Offerors") to holders of Shares ("Shareholders"). Shareholders may also accept the Offer in the United States by following the procedures for book-entry transfer set forth herein, provided that confirmation of a book-entry transfer of Shares into the Depositary's account at The Depository Trust Company ("DTC"), together with an Agent's Message (as defined in the Offer) in respect thereof or a properly completed and executed Letter of Transmittal and any other required documents, are received by the Depositary at its office in Toronto, Ontario before the Expiry Time.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer and Circular dated June 1, 2006 relating to the Offer have the meanings given to them in the Offer and Circular.

The Depositary, the Dealer Manager, the Information Agent (the addresses and telephone numbers of which are on the back page of this Letter of Transmittal) or your broker or other financial advisor can assist you in completing this Letter of Transmittal. A Shareholder who wishes to deposit Shares pursuant to the Offer and whose Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Shares pursuant to the Offer.

2.

Shareholders who wish to deposit Shares pursuant to the Offer, but whose certificate(s) representing such Shares are not immediately available or who are not able to deliver the certificate(s) and all other required documents to the Depositary before the Expiry Time must deposit their Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery" and Instruction 2, "Procedure for Guaranteed Delivery", herein.

This Letter of Transmittal is to be used if certificates are to be forwarded herewith or, for Shareholders in the United States, unless an Agent's Message is utilized, if delivery of Shares is to be made by book-entry transfer to an account maintained by the Depositary at DTC.

Delivery of this Letter of Transmittal to an address other than as set forth below will not constitute a valid delivery to the Depositary. You must sign this Letter of Transmittal in the appropriate space provided below.

3.

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:               NORTHGATE MINERALS CORPORATION
AND TO:     NORTHGATE ACQUISITION ULC
AND TO:     Computershare Investor Services Inc. (the "Depositary"), at its offices set out herein

The undersigned delivers to you the enclosed certificate(s) representing Aurizon Common Shares and SRP Rights, if applicable. Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Shares upon the terms and conditions contained in the Offer. The undersigned understands that by depositing Aurizon Common Shares pursuant to the Offer, the undersigned will be deemed to have deposited the SRP Rights associated with such Aurizon Common Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offerors will be allocated to the SRP Rights. Unless waived by the Offerors, holders of Aurizon Common Shares are required to deposit one SRP Right for each Aurizon Common Share in order to effect a valid deposit of such Aurizon Common Shares or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. The following are the details of the enclosed certificate(s):

AURIZON COMMON SHARES

Certificate Number(s)	Name(s) in which Registered	Number of Aurizon	Number of Aurizon
	(please print)	Common Shares	Common Shares
		Represented by Certificate	Deposited*

Total:
SRP RIGHTS** (To be completed if necessary)
Certificate Number(s)	Name(s) in which Registered	Number of SRP Rights	Number of SRP Rights
	(please print)	Represented by Certificate	Deposited*

Total:

   * Unless otherwise indicated, the total number of Aurizon Common Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited.

** The following procedures must be followed in order to effect the valid delivery of Rights Certificates representing SRP Rights: (i) if the Separation Time under the Shareholder Rights Plan does not occur before the Expiry Time, a deposit of Shares will also constitute a deposit of the associated SRP Rights; (ii) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed to Shareholders prior to the time that the signatory's Shares are deposited pursuant to the Offer, the Rights Certificate(s) representing SRP Rights must be delivered to the Depositary; and (iii) if the Separation Time occurs before the Expiry Time but Rights Certificates have not been distributed by the time that the signatory deposits its Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure set forth in the Offer and the Notice of Guaranteed Delivery. See Instruction 2, "Procedure for Guaranteed Delivery". Note that in any case, a deposit of Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Shares deposited pursuant to the Offer to the Depositary, on or before the third trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed to Shareholders. The Offerors reserve the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive, prior to taking up the Shares for payment pursuant to the Offer, Rights Certificate(s) from the signatory representing SRP Rights equal in number to the Shares deposited by the undersigned.

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

4.

The person signing this Letter of Transmittal (the "signatory") hereby acknowledges receipt of the Offer and Circular and acknowledges that there will be a binding agreement between the signatory and the Offerors effective immediately following the time at which the Offerors take up the Shares covered by this Letter of Transmittal and deliver them to the Depository (the "Deposited Shares") in accordance with the terms and subject to the conditions of the Offer. The signatory represents and warrants that: (i) the signatory has full power and authority to deposit, sell, assign and transfer the Deposited Shares and any and all rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, the "Distributions") being deposited to the Offer; (ii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person; (iii) the deposit of the Deposited Shares and Distributions complies with applicable Laws; and (iv) when the Deposited Shares and Distributions are taken up and paid for by the Offerors, the Offerors will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

The signatory acknowledges that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Shares deposited pursuant to the Offer and of any notice of withdrawal shall be determined by the Offerors in their sole discretion and that such determination shall be final and binding. The undersigned acknowledges that there is no duty or obligation upon the Offerors, the Depositary or any other person to give notice of any defect or irregularity in any deposit or notice of withdrawal and no liability will be incurred by any of them for failure to give any such notice.

The signatory recognizes that, under the circumstances set forth in Section 4 of the Offer, "Conditions of the Offer," the Offerors may not be required to accept for payment any of the Shares deposited hereby. The signatory acknowledges that such conditions are for the exclusive benefit of the Offerors, may be waived by them in whole or in part at any time and may be asserted by the Offerors regardless of the circumstances giving rise to such condition. The failure of the Offerors at any time to exercise any of their rights shall not be deemed a waiver of any such right and each such right shall be deemed to be an ongoing right that may be asserted at any time and from time to time.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights set out in the Offer, the signatory irrevocably accepts the Offer for and in respect of the Deposited Shares and (unless deposit is to be made pursuant to the procedure for deposit by book-entry transfer set forth in Section 3 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer in the United States") delivers to the Offerors the enclosed Share certificate(s) and Rights Certificate(s), if applicable, representing the Deposited Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to the Offerors all right, title and interest in and to the Deposited Shares, and in and to all rights and benefits arising from the Deposited Shares including the SRP Rights, whether or not separated from the Aurizon Common Shares, and any and all Distributions.

If, on or after the date of the Offer, Aurizon should divide, combine, reclassify, consolidate, convert or otherwise change any of the Shares or its capitalization, or disclose that it has taken or intends to take any such action, the Offerors, in their sole discretion and without prejudice to their rights under Section 4 of the Offer, "Conditions of the Offer", may make such adjustments as they consider appropriate to the consideration payable and the other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor) to reflect that division, combination, reclassification, consolidation, conversion or other change.

Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offerors free and clear of all liens, charges, encumbrances, claims, equities and rights of others and together with all rights and benefits arising therefrom, including, without limitation, the right to all dividends, distributions, payments, securities, property, rights (including SRP Rights), assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Shares, whether or not separated from the Shares, but subject to any Shares being validly withdrawn by or on behalf of a depositing Shareholder.

If, on or after the date of the Offer, Aurizon should declare, set aside, or pay any dividend or declare, make or pay any other distribution or payment on, or declare, allot, reserve or issue, any securities, rights or other interests with respect to any Share which is or are payable or distributable to Shareholders on a record date that is prior to the date of transfer into the name of the Offerors or their nominee or transferee on the register of Shareholders maintained by Aurizon or its transfer agent of such Share following acceptance thereof for purchase pursuant to the Offer, then (and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer") the Offerors will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, right or other interest and may withhold all Northgate Common Shares payable by the Offerors pursuant to

5.

the Offer or deduct from the Northgate Common Shares payable by the Offerors pursuant to the Offer the amount or value thereof, as determined by the Offerors in their sole discretion.

If the Separation Time under the Shareholders Rights Plan does not occur before the Expiry Time, a deposit of Aurizon Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by Aurizon to Shareholders prior to the time that the signatory's Aurizon Common Shares are deposited pursuant to the Offer, in order for the Aurizon Common Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Aurizon Common Shares deposited must be delivered to the Depositary. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time that the signatory deposits its Aurizon Common Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure set forth in the Offer and the Notice of Guaranteed Delivery.

In any case, a deposit of Aurizon Common Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Aurizon Common Shares deposited pursuant to the Offer to the Depositary, on or before the third trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed to Shareholders. The Offerors reserve the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive, prior to taking up the Aurizon Common Shares for payment pursuant to the Offer, Rights Certificate(s) from the signatory representing SRP Rights equal in number to the Aurizon Common Shares deposited by the undersigned.

The execution of this Letter of Transmittal (or, in the case of Shares deposited by book-entry transfer in the United States, an Agent's Message), irrevocably constitutes and appoints, effective on and after the time (the "Effective Time") that the Offerors take up the Deposited Shares covered by this Letter of Transmittal (which Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the "Purchased Securities"), certain officers of the Offerors and any other person designated by the Offerors in writing (each an "Appointee") as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the depositing Shareholder with respect to the Purchased Securities, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest):

1.   to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by Aurizon or its transfer agent;

2.   for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offerors in respect of any or all Purchased Securities and any other property, to revoke any such instrument, authorization or consent given prior to or after the Effective Time, to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Aurizon;

3.   to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

4.   to exercise any other rights of a holder of Purchased Securities.

A Shareholder accepting the Offer agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of securities of Aurizon and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offerors any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities, and to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offerors as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

A Shareholder accepting the Offer covenants under the terms of this Letter of Transmittal to execute, upon request of the Offerors, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offerors and acknowledges that all authority herein conferred or agreed to be conferred is, to the extent permitted by Law, irrevocable and may be exercised during any subsequent legal

6.

incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

The Depositary will act as the agent of persons who have deposited Shares in acceptance of the Offer for the purposes of receiving payment from the Offerors and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares. Settlement with each Shareholder who has deposited Shares pursuant to the Offer will be made by the Depositary forwarding a share certificate representing the Northgate Common Shares to which the depositing Shareholder is entitled.

Unless otherwise directed in this Letter of Transmittal, share certificates will be issued in the name of the registered holder of the Shares so deposited. Unless the person depositing the Shares instructs the Depositary to hold the share certificates for pick-up by checking the appropriate box in this Letter of Transmittal, such share certificates will be forwarded by first class insured mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the share certificates will be sent to the address of the holder as shown on the Share register maintained by Aurizon or its transfer agent. Share certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

If any Deposited Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are deposited, certificates for unpurchased Shares will be returned to the depositing Shareholder as soon as is practicable following the termination or withdrawal of the Offer by either (i) sending new certificates representing Shares not purchased or by returning the deposited certificates (and other relevant documents) or (ii) in the case of Shares deposited by book-entry transfer of such Shares into the Depositary's account at DTC pursuant to the procedures set forth in "Manner of Acceptance — Acceptance by Book-Entry Transfer in the United States" in Section 3 of the Offer, such Shares will be credited to the depositing holder's account maintained with DTC. Certificates (and other relevant documents) will be forwarded by first-class mail in the name of and to the address specified by the Shareholder in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by Aurizon or its transfer agent, as soon as practicable after the termination of the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer.

By reason of the use by the signatory of an English language form of Letter of Transmittal, the signatory shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par Ie signataire, Ici soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre acceptée par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

7.

ELIGIBILITY TO TENDER COMMON SHARES TO NORTHGATE

You should refer to "Canadian Federal Income Tax Considerations" in Section 22 of the Circular and "United States Federal Income Tax Considerations" in Section 23 of the Circular before completing this section. You should consult your own tax advisor for assistance in completing this section.

You must complete the following if you are an Eligible Holder and wish to tender your Shares to Northgate. An "Eligible Holder" is a Shareholder who is (a) a resident of Canada for the purpose of the Income Tax Act (Canada), as amended ("Tax Act"), holds Shares as capital property and is not exempt from tax on income under the Tax Act, or (b) a non-resident of Canada for the purposes of the Tax Act whose Shares constitute "taxable Canadian property" (as defined by the Tax Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of Shares by reason of an exemption contained in an applicable income tax treaty or convention, or (c) a partnership if one or more members of the partnership are described in (a) or (b).

You are NOT an Eligible Holder if any one of the following applies:

1. You hold your Shares in the course of carrying on a business of trading or dealing in securities or as part of a business of buying and selling securities.

2. You acquired your Shares in a transaction considered to be an adventure in the nature of trade for purposes of the Tax Act.

3. You are exempt from tax on income under the Tax Act (for example, you hold your Shares in your RRSP).

4. You are a non-resident of Canada for purposes of the Tax Act and your Shares do not constitute "taxable Canadian property".

5. You are a non-resident of Canada for purposes of the Tax Act and your Shares constitute "taxable Canadian property" but constitute "treaty-protected property".

6. You do not deal at arm's length with the Offerors for purposes of the Tax Act.

I hereby certify that (i) I am an Eligible Holder and (ii) I am tendering Shares to Northgate for proposes of achieving a tax-deferred rollover.

I agree, at the request of Northgate, to co-operate in good faith with Northgate in connection with the preparation, filing and execution of any documents required pursuant to an election under subsection 85(1) of the Tax Act (provided such election provides me with the ability to make the exchange of Shares for Northgate Shares with the same tax-deferred rollover as described in the Circular).

Dated this         day of                 , 2006.

Signature of holder of Shares or Authorized
Representative – see Instructions 3 and 4

ELIGIBLE HOLDERS WHO DO NOT SEEK A TAX-DEFERRED ROLLOVER SHOULD NOT COMPLETE THE FOREGOING CERTIFICATE. SHAREHOLDERS WHO DO NOT COMPLETE THE CERTIFICATE WILL BE DEEMED TO HAVE TENDERED THEIR SHARES TO SUBCO.

8.

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

BOX A	BOX B
REGISTRATION AND PAYMENT	DELIVERY INSTRUCTIONS
INSTRUCTIONS
SEND NORTHGATE COMMON
ISSUE NORTHGATE COMMON	SHARES (Unless Box "C" is checked) TO:
SHARES IN THE NAME OF:	(please print or type)
(please print or type)	Same as address in Box A or to:

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (or Zip) Code)	(Country and Postal (or Zip) Code)

(Telephone — Business Hours)	(Telephone — Business Hours)

(Tax Identification, Social Insurance or Social Security Number)	(Tax Identification, Social Insurance or Social Security Number)

BOX C

SPECIAL PICK-UP INSTRUCTIONS

  HOLD NORTHGATE COMMON SHARES FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY.
(Check box)

9.

BOX D
U.S. SHAREHOLDERS

(See Instruction 8)

A U.S. Shareholder is any Shareholder that is either (A) providing an address in Box "B" which is located within the United States or any territory or possession thereof, or (B) a U.S. person for United States federal income tax purposes.

INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:

The owner signing this Letter of Transmittal represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

The owner signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

IF YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN IN ORDER TO AVOID BACKUP WITHHOLDING YOU MUST COMPLETE THE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN THE INSTRUCTIONS.

BOX E

DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

(See Instruction 2)

CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder

Date of Execution of Notice of Guaranteed Delivery

Window Ticket Number (if any)

Name of Institution which Guaranteed Delivery

BOX F
DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER
(See Instruction 7)
The owner signing this Letter of Transmittal represents that the dealer or broker who solicited and obtained this deposit is: (please print or type)

__________________________	__________________________	__________________________
(Firm)	(Address)	(Telephone Number)(Fax)

_______________________________________	_______________________________________
(Registered Representative)	(Registered Representative Identification Number)

CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

CHECK HERE IF DISKETTE TO FOLLOW

10.

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by
(if required under Instruction 3):	Date:		, 2006

Authorized Signature of Guarantor		Signature of Shareholder or Authorized Representative –
See Instructions 3 and 4

Name of Guarantor		Name of Shareholder or Authorized Representative
(please print or type)		(please print or type)

Address of Guarantor		Daytime telephone number and facsimile of
(please print or type)		Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number of Shareholder

Additional signatures for joint Shareholders	Date:		, 2006
(if required)

Signature of Shareholder or Authorized Representative – See Instructions 3 and 4

Name of Shareholder or Authorized Representative
(please print or type)

Daytime telephone number and facsimile of Shareholder or
Authorized Representative

Tax Identification, Social Insurance or Social Security Number of Shareholder

11.

INSTRUCTIONS

1. Use of Letter of Transmittal

(a) This Letter of Transmittal (or a manually signed facsimile hereof), properly completed and duly executed, covering the Shares deposited pursuant to the Offer, in either case with the signature(s) guaranteed if required as set out in Instruction 3 below, together with accompanying certificates representing the Deposited Shares (or, alternatively, a Book-Entry Confirmation together with an Agent's Message with respect thereto) and all other documents required by the terms of the Offer and this Letter of Transmittal must be received by the Depositary, at any of the offices specified on the back cover page at or prior to 8:00 p.m. (Toronto time) on July 7, 2006, unless the Offer in respect of the Shares is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used. Shareholders accepting the Offer using book-entry transfer must ensure that the required documents are sent to the Depositary at its office in Toronto, Ontario.

(b) The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Shares or an Agent's Message, including delivery through DTC, is at the option and risk of the depositing Shareholder. The Offerors recommend that such documents be delivered by hand to the Depository and that a receipt be obtained or, if mailed, that registered mail, properly insured, be used with an acknowledgement of receipt requested. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary before the Expiry Time. Delivery will only be effective upon actual receipt by the Depositary, as applicable.

(c) Shareholders whose Shares are registered in the name of a stock broker, investment dealer, bank, trust company or other nominee should immediately contact that nominee for assistance in depositing such Shares.

2. Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Shares pursuant to the Offer and either the certificate(s) representing such Shares are not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary before the Expiry Time, those Shares may nevertheless be deposited pursuant to the Offer, provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery (printed on pink paper) in the form accompanying the Offer and Circular (or a manually signed facsimile thereof), including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary before the Expiry Time at its Toronto, Ontario office listed on the Notice of Guaranteed Delivery;

(c) the certificate(s) representing all Deposited Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with this Letter of Transmittal (or a manually signed facsimile hereof), properly completed and duly executed with signatures guaranteed if so required in accordance with this Letter of Transmittal and all other documents required hereby, are received by the Depositary at its office in Toronto, Ontario listed in this Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date; and

(d) in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with this Letter of Transmittal (or a manually signed facsimile hereof), properly completed and duly executed with signatures guaranteed if so required in accordance with this Letter of Transmittal and all other documents required hereby are received by the Depositary at its office in Toronto, Ontario listed in this Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario listed on the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

12.

An "Eligible Institution" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks and trust companies in the United States.

3. Signature Guarantees

No signature guarantee is required on this Letter of Transmittal if:

(a) this Letter of Transmittal is signed by the registered owner of the Shares exactly as the name of the registered holder appears on the Share certificate deposited herewith, and the certificates for Northgate Common Shares issuable under the Offer are to be delivered directly to such registered holder; or

(b) Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Shares is registered in the name of a person other than the signatory of this Letter of Transmittal or if the certificates for the Northgate Common Shares issuable are to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

4. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Any of the Offerors or the Depositary, in their sole discretion, may require additional evidence of authority or additional documentation.

5. Delivery Instructions

If any certificate(s) are to be sent to someone at an address other than the address of the Shareholder which appears in Box "A" on this Letter of Transmittal, entitled "Registration and Payment Instructions", then Box "B" on this Letter of Transmittal, entitled "Delivery Instructions", should be completed. If Box "B" is not completed, any share certificate(s) in respect of Northgate Common Shares issued in exchange for Shares will be mailed to the depositing Shareholder at the address of the Shareholder as it appears in Box "A" or, if no address of the Shareholder is provided in Box "A", then they will be mailed to the address of the Shareholder as it appears on the securities register of Aurizon. Any share certificate(s) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6. Partial Deposits

If less than the total number of Shares evidenced by any certificate submitted is to be deposited, fill in the number of Shares to be deposited on page 3 of this Letter of Transmittal. In such case, new certificate(s) for the number of Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time (unless otherwise provided in Box "B" on this Letter of Transmittal). The total number of Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. Solicitation

Identify the dealer or broker, if any, who solicited acceptance of the Offer by completing Box "F" on this Letter of Transmittal and present a list of beneficial holders, if applicable.

8. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Shares or SRP Rights, if applicable, additional certificate numbers and number of securities may be included on a separate signed list affixed to this Letter of Transmittal.

13.

(b) If Deposited Shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be acceptable. All depositing holders of Shares by execution of this Letter of Transmittal (or a manually signed facsimile hereof) waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by Law.

(d) The Offer and all contracts resulting from the acceptance of the Offer will be construed in accordance with and governed by the Laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to a contract resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

(e) The Offerors will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Shares pursuant to the Offer (other than to members of the Soliciting Dealer Group, the Depositary and the Information Agent), except as otherwise set forth in the Offer and Circular.

(f) Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(g) All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of Shares deposited pursuant to the Offer will be determined by the Offerors in their sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offerors reserve the absolute right to reject any and all deposits which they determine not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction. The Offerors reserve the absolute right to waive any defects or irregularities in the deposit of any Shares. There shall be no duty or obligation of the Offerors, the Depositary, or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offerors' interpretation of the terms and conditions of the Offer and Circular, this Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding.

(h) Under no circumstances will any amount be paid by the Offerors or the Depositary by reason of any delay in exchanging any Shares or in lieu of fractional Northgate Common Shares to any person on account of Shares accepted for exchange or payment pursuant to the Offer.

(i) Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at the addresses listed on the back cover.

9. Lost Certificates

If a certificate has been lost, destroyed, mutilated or mislaid, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Aurizon's registrar and transfer agent so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Depositary or Aurizon's transfer agent may contact you. The replacement certificate must be received by the Depositary on or prior to the Expiry Time.

14.

10. Assistance

THE DEPOSITARY, THE DEALER MANAGERS OR THE INFORMATION AGENT (SEE BACK COVER PAGE FOR THEIR RESPECTIVE ADDRESSES AND TELEPHONE NUMBERS) OR YOUR INVESTMENT DEALER, STOCK BROKER, TRUST COMPANY MANAGER, BANK MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH CERTIFICATES FOR DEPOSITED SHARES AND SRP RIGHTS, IF APPLICABLE) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY BEFORE THE EXPIRY TIME.

15.

Form **W-9**
(Rev. November 2005)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give form to the requester. Do not send to the IRS.

Print or type
See Specific Instructions on page 2.

Name (as shown on your income tax return)

Business name, if different from above

Check appropriate box: ☐ Individual/ Sole proprietor ☐ Corporation ☐ Partnership ☐ Other ▶ .... ☐ Exempt from backup withholding

Address (number, street, and apt. or suite no.)

Requester's name and address (optional)

City, state, and ZIP code

List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on Line 1 to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN* on page 3.

Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Social security number

or

Employer identification number

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3. I am a U.S. person (including a U.S. resident alien).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. (See the instructions on page 4.)

Sign Here Signature of U.S. person ▶ Date ▶

Purpose of Form

A person who is required to file an information return with the IRS, must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

U.S. person. Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),
2. Certify that you are not subject to backup withholding, or
3. Claim exemption from backup withholding if you are a U.S. exempt payee.

In 3 above, if applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income.

Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

For federal tax purposes, you are considered a person if you are:

- An individual who is a citizen or resident of the United States,
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, or
- Any estate (other than a foreign estate) or trust. See Regulations sections 301.7701-6(a) and 7(a) for additional information.

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners' share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

- The U.S. owner of a disregarded entity and not the entity,

Cat. No. 10231X Form W-9 (Rev. 11-2005)

16.

Form W-9 (Rev. 11-2005) Page 2

• The U.S. grantor or other owner of a grantor trust and not the trust, and

• The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the recipient has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments (after December 31, 2002). This is called "backup withholding." Payments that may be subject to backup withholding include interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the Part II instructions on page 4 for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9.

Also see *Special rules regarding partnerships* on page 1.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your income tax return on the "Name" line. You may enter your business, trade, or "doing business as (DBA)" name on the "Business name" line.

Limited liability company (LLC). If you are a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury regulations section 301.7701-3, enter the owner's name on the "Name" line. Enter the LLC's name on the "Business name" line. Check the appropriate box for your filing status (sole proprietor, corporation, etc.), then check the box for "Other" and enter "LLC" in the space provided.

Other entities. Enter your business name as shown on required federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name" line.

Note. You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).

Exempt From Backup Withholding

If you are exempt, enter your name as described above and check the appropriate box for your status, then check the "Exempt from backup withholding" box in the line following the business name, sign and date the form.

17.

Form W-9 (Rev. 11-2005) Page 3

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

Exempt payees. Backup withholding is not required on any payments made to the following payees:

1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2. The United States or any of its agencies or instrumentalities,

3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or

5. An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

6. A corporation,

7. A foreign central bank of issue,

8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9. A futures commission merchant registered with the Commodity Futures Trading Commission,

10. A real estate investment trust,

11. An entity registered at all times during the tax year under the Investment Company Act of 1940,

12. A common trust fund operated by a bank under section 584(a),

13. A financial institution,

14. A middleman known in the investment community as a nominee or custodian, or

15. A trust exempt from tax under section 664 or described in section 4947.

The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the exempt recipients listed above, 1 through 15.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt recipients except for 9
Broker transactions	Exempt recipients 1 through 13. Also, a person registered under the Investment Advisers Act of 1940 who regularly acts as a broker
Barter exchange transactions and patronage dividends	Exempt recipients 1 through 5
Payments over $600 required to be reported and direct sales over $5,000 [1]	Generally, exempt recipients 1 through 7 [2]

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees; and payments for services paid by a federal executive agency.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-owner LLC that is disregarded as an entity separate from its owner (see *Limited liability company (LLC)* on page 2), enter your SSN (or EIN, if you have one). If the LLC is a corporation, partnership, etc., enter the entity's EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at *www.socialsecurity.gov*. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/businesses* and clicking on Employer ID Numbers under Related Topics. You can get Forms W-7 and SS-4 from the IRS by visiting *www.irs.gov* or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Writing "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: *A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.*

18.

Form W-9 (Rev. 11-2005) Page 4

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, and 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). Exempt recipients, see *Exempt From Backup Withholding* on page 2.

Signature requirements. Complete the certification as indicated in 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account [1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner [1]
5. Sole proprietorship or single-owner LLC	The owner [3]
For this type of account:	**Give name and EIN of:**
6. Sole proprietorship or single-owner LLC	The owner [3]
7. A valid trust, estate, or pension trust	Legal entity [4]
8. Corporate or LLC electing corporate status on Form 8832	The corporation
9. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
10. Partnership or multi-member LLC	The partnership
11. A broker or registered nominee	The broker or nominee
12. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or "DBA" name on the second name line. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, IRS encourages you to use your SSN.

[4] List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see *Special rules regarding partnerships* on page 1.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia, and U.S. possessions to carry out their tax laws. We may also disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

19.

The Depositary for the Offer is:
COMPUTERSHARE INVESTOR
SERVICES INC.
By Mail		By Registered Mail, by Hand or by
Courier:
Computershare Investor Services Inc.		Computershare Investor Services Inc.
P.O. Box 7021	Toll Free: 1-800-564-6253	100 University Avenue
31 Adelaide Street East	E-Mail:	9th Floor
Toronto, Ontario M5C 3H2	corporateactions@computershare.com	Toronto, Ontario M5J 2Y1
Attention: Corporate Actions		Attention: Corporate Actions

The Dealer Manager for the Offer is:
In Canada		In the United States
TD SECURITIES INC.		TD SECURITIES (USA) LLC
TD Tower		31 West 52nd Street
66 Wellington Street West, 8th Floor		New York, New York, 10019
Toronto, Ontario M5K 1A2, Canada		U.S.A
Telephone: (416) 982-4594		Telephone: (212) 827-7316

The Information Agent for the Offer is:
Kingsdale Shareholder Services Inc.

The Exchange Tower
130 King Street West,
Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

Facsimile: (416) 867-2271
Toll Free: 1-800-564-6253
Toll Free Facsimile: 1-866-545-5580
E-Mail: contactus@kingsdaleshareholder.com

Any questions or requests for assistance or additional copies of this Letter of Transmittal and the Offer and Circular may be directed by holders of Shares to the Depositary, the Dealer Manager or the Information Agent at their respective telephone numbers and locations set out above. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

Des exemplaires en français de l'avis de livraison garantie, de Ia présente offre et note d'information et de Ia lettre d'envoi vous seront transmis avec plaisir. Veuillez communiquer avec les agent d'information.

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY NORTHGATE MINERALS CORPORATION AND ITS WHOLLY-OWNED SUBSIDIARY NORTHGATE ACQUISITION ULC FOR ALL OUTSTANDING COMMON SHARES (INCLUDING THE ASSOCIATED RIGHTS UNDER THE SHAREHOLDER RIGHTS PLAN) OF AURIZON MINES LTD.

NOTICE OF GUARANTEED DELIVERY
For Deposit of Shares
of
AURIZON MINES LTD.
pursuant to the Offer dated June 1, 2006 made by
NORTHGATE MINERALS CORPORATION
and its wholly-owned subsidiary Northgate Acquisition ULC

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON JULY 7, 2006 OR UNTIL SUCH LATER TIME AND DATE OR TIMES AND DATES TO WHICH IT MAY BE EXTENDED, UNLESS WITHDRAWN.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT YOUR
SHARE CERTIFICATES ARE NOT IMMEDIATELY AVAILABLE OR YOU ARE NOT ABLE TO DELIVER
YOUR SHARE CERTIFICATES TO THE DEPOSITARY BEFORE THE EXPIRY TIME.

This Notice of Guaranteed Delivery (the "Notice of Guaranteed Delivery") must be used to accept the offer dated June 1, 2006 (the "Offer") of Northgate Minerals Corporation ("Northgate") and its wholly-owned subsidiary Northgate Acquisition ULC ("Subco" and together with Northgate, the "Offerors") to purchase all of the outstanding common shares (the "Aurizon Common Shares") of Aurizon Mines Ltd. ("Aurizon"), which includes common shares that may become outstanding after the date of the Offer but before the Expiry Time (as defined in the Offer) upon conversion, exchange or exercise of options or other securities of Aurizon that are convertible into or exchangeable or exercisable for common shares, together with the associated rights issued under the Shareholder Rights Plan of Aurizon (the "SRP Rights", an Aurizon Common Share with the associated SRP Right is referred to herein as a "Share") if (i) certificate(s) representing the Shares to be deposited are not immediately available, or (ii) the holder of the Shares (the "Shareholder") is not able to deliver the certificate(s) and all other required documents to the Depositary (as defined in the Offer) before the Expiry Time. This Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario listed in this Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution (as defined in the Offer) in the form set forth herein.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer and Circular dated June 1, 2006 relating to the Offer have the meanings ascribed to them in the Offer and Circular.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Shareholder wishes to deposit Shares pursuant to the Offer and either the certificate(s) representing such Shares are not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary before the Expiry Time, those Shares may nevertheless be deposited pursuant to the Offer, provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) this Notice of Guaranteed Delivery (or a manually signed facsimile hereof), properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form set out below, is received by the Depositary before the Expiry Time at its Toronto, Ontario office listed herein;

2.

(c) the certificate(s) representing all Deposited Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date; and

(d) in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal and all other documents required thereby are received by the Depositary at its office in Toronto, Ontario listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

This Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario listed in this Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in this Notice of Guaranteed Delivery.

An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks and trust companies in the United States.

The undersigned understands and acknowledges that payment for Shares tendered pursuant to the Letter of Transmittal will be made only after timely receipt by the Depositary of (i) certificate(s) representing all deposited Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, Rights Certificates, and a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal and all other documents required thereby before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date; and (ii) in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal,, and all other documents required thereby before 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed to Shareholders. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Offerors or the Depositary to persons depositing Shares on the purchase price of Shares purchased by the Offerors, regardless of any delay in making such payment, and that the consideration for Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for Shares delivered to the Depositary before the Expiry Time, even if the certificate(s) representing all deposited Shares and Rights Certificates, if applicable, to be delivered pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery," are not so delivered to the Depositary and, therefore, payment by the Depositary on account of such Shares is not made until after the take-up and payment of the Shares pursuant to the Offer.

All authority conferred, or agreed to be conferred, by this Notice of Guaranteed Delivery may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

3.

TO:                NORTHGATE MINERALS CORPORATION
AND TO:      NORTHGATE ACQUISITION ULC
AND TO:      COMPUTERSHARE INVESTOR SERVICES INC., as Depositary

By Mail:	By Registered Mail, by Hand	By Facsimile
	or by Courier:	Transmission:

Computershare Investor Services Inc.	Computershare Investor Services Inc.	(905) 771-4082
P.O. Box 7021	100 University Avenue
31 Adelaide Street East	9th Floor
Toronto, Ontario M5C 3H2	Toronto, Ontario M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA FACSIMILE TO A NUMBER OTHER THAN SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY. TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATES TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL AND ACCOMPANYING CERTIFICATE(S) MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES REPRESENTING AURIZON COMMON SHARES OR SRP RIGHTS, WITH THIS NOTICE OF GUARANTEED DELIVERY. SUCH CERTIFICATES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

4.

The undersigned hereby deposits with the Offerors, upon the terms and conditions set forth in the Offer and Circular and the related Letter of Transmittal, receipt of which is hereby acknowledged, the Shares listed below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery."

AURIZON COMMON SHARES

		Number of AURIZON MINES	Number of AURIZON MINES
	Name(s) in which Registered	LTD. Common Shares	LTD. Common Shares
Certificate Number(s)	(please print)	Represented by Certificate	Deposited*

Total:

SRP RIGHTS** (To be completed if necessary)

	Name(s) in which Registered	Number of SRP Rights	Number of SRP Rights
Certificate Number(s)	(please print)	Represented by Certificate	Deposited*

Total:

* Unless otherwise indicated, the total number of Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited.

** The following procedures must be followed in order to effect the valid delivery of Rights Certificates representing SRP Rights: (i) if the Separation Time under the Shareholder Rights Plan does not occur before the Expiry Time, a deposit of Shares will also constitute a deposit of the associated SRP Rights; (ii) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed to Shareholders prior to the time that the signatory's Shares are deposited pursuant to the Offer, the Rights Certificate(s) representing SRP Rights must be delivered to the Depositary; and (iii) if the Separation Time occurs before the Expiry Time but Rights Certificates have not been distributed by the time that the signatory deposits its Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure set forth in the Offer and the Notice of Guaranteed Delivery. See Instruction 2, "Procedure for Guaranteed Delivery". Note that in any case, a deposit of Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Shares deposited pursuant to the Offer to the Depositary, on or before the third trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed to Shareholders. The Offerors reserve the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive, prior to taking up the Shares for payment pursuant to the Offer, Rights Certificate(s) from the signatory representing SRP Rights equal in number to the Shares deposited by the undersigned.

(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the above form.)

5.

Signature(s) of Shareholder(s)	Address(es)

Name (please print or type)

Date	Zip Code/Postal Code

Daytime Area Code and Telephone Number

GUARANTEE OF DELIVERY
(Not to be used for signature guarantee)

The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Shares deposited hereby in proper form for transfer, together with the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed with signature guarantees if so required, covering the deposited Shares and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name (please print or type)

Title

Zip Code/Postal Code	Date

Area Code and Telephone Number

DO NOT SEND CERTIFICATES REPRESENTING AURIZON COMMON SHARES OR SRP RIGHTS WITH THIS FORM. SUCH CERTIFICATES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following documents are filed as exhibits to this Schedule:

Exhibit No.	Description

1.1	Press release dated May 23, 2006 relating to Northgate's intention to make an offer for all outstanding common shares of Aurizon Mines Ltd. (1)

2.1	Form of Letter of Transmittal (included in Part I of this Schedule).

2.2	Form of Notice of Guaranteed Delivery (included in Part I of this Schedule).

3.1	The Form 40-F/Annual Information previously filed with the SEC on March 29, 2006, incorporated herein by reference thereto.

3.2	The Management Information Circular of Northgate dated March 1, 2006 prepared in connection with the annual meeting of shareholders of Northgate held on May 3, 2006. (2)

3.3	The Audited Consolidated Financial Statements of Northgate and the notes thereto as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, together with the report of the auditors thereon. (3)

3.4	Management's Discussion and Analysis of Financial Condition and Results of Operation of Northgate for the fiscal year ended December 31, 2005. (3)

3.5	The Unaudited Consolidated Financial Statements of Northgate and the notes thereto as at March 31, 2006 and for the three months ended March 31, 2006 and 2005. (4)

3.6	Management's Discussion and Analysis of Financial Results of Northgate's first quarter report in respect of the quarter ended March 31, 2006. (4)

3.7	Material Change Report on Form 6-K previously filed with the SEC on May 23, 2006, incorporated herein by reference thereto.

3.8	Material Change Report on Form 6-K previously filed with the SEC on May 30, 2006, incorporated herein by reference thereto.

(1) Incorporated herein by reference to Material Change Report on Form 6-K previously furnished with the SEC on May 23, 2006.

(2) Incorporated herein by reference to Registration Statement on Form F-8 filed with the SEC on the date hereof.

(3) Incorporated herein by reference to Form 40-F/Annual Information previously filed with the SEC on March 29, 2006.

(4) Incorporated herein by reference to Material Change Report on Form 6-K previously furnished with the SEC on May 30, 2006.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings.

(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

(c) The bidder further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, or otherwise discloses, information regarding purchases of the issuer's or bidder's securities in connection with the offer.

Item 2. Consent to Service of Process

(a) The bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the agent for service of the registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Northgate Minerals Corporation

/s/ Kenneth G. Stowe
Kenneth G. Stowe
President and Chief Executive Officer

Date: June 1, 2006

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated May 23, 2006 relating to Northgate's intention to make an offer for all outstanding common shares of Aurizon Mines Ltd. (1)

2.1	Form of Letter of Transmittal (included in Part I of this Schedule).

2.2	Form of Notice of Guaranteed Delivery (included in Part I of this Schedule).

3.1	The Form 40-F/Annual Information previously filed with the SEC on March 29, 2006, incorporated herein by reference thereto.

3.2	The Management Information Circular of Northgate dated March 1, 2006 prepared in connection with the annual meeting of shareholders of Northgate held on May 3, 2006. (2)

3.3	The Audited Consolidated Financial Statements of Northgate and the notes thereto as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, together with the report of the auditors thereon. (3)

3.4	Management's Discussion and Analysis of Financial Condition and Results of Operation of Northgate for the fiscal year ended December 31, 2005. (3)

3.5	The Unaudited Consolidated Financial Statements of Northgate and the notes thereto as at March 31, 2006 and for the three months ended March 31, 2006 and 2005. (4)

3.6	Management's Discussion and Analysis of Financial Results of Northgate's first quarter report in respect of the quarter ended March 31, 2006. (4)

3.7	Material Change Report on Form 6-K previously filed with the SEC on May 23, 2006, incorporated herein by reference thereto.

3.8	Material Change Report on Form 6-K previously filed with the SEC on May 30, 2006, incorporated herein by reference thereto.

(1) Incorporated herein by reference to Material Change Report on Form 6-K previously furnished with the SEC on May 23, 2006.

(2) Incorporated herein by reference to Registration Statement on Form F-8 filed with the SEC on the date hereof.

(3) Incorporated herein by reference to Form 40-F/Annual Information previously filed with the SEC on March 29, 2006.

(4) Incorporated herein by reference to Material Change Report on Form 6-K previously furnished with the SEC on May 30, 2006.